Solutions for our customers' toughest challenges People Technology Growth FMC Technol

FMC Technologies



10011604

Received SEC
APR 02 2010
Washington, DC 20549

Solutions for our customers' toughest challenges

PEOPLE | TECHNOLOGY | GROWTH



2009 ANNUAL REPORT



FMC Technologies is a pioneer in the development of technologically sophisticated systems and services for the oil and gas industry. We hold leading positions in all markets we serve, delivering the highest level of quality, integrity and reliability to our customers. Our subsea industry leadership position was strengthened in 2009 with the receipt of a $90 million contract to support Petrobras' Marlim field. The development of Marlim began in 1985. It is Brazil's largest offshore field in the northeastern Santos Basin, covering 50 square miles (130 km2). Today, FMC is designing and manufacturing innovative technologies to enable Petrobras to achieve its goal of maximizing production and recovery rates at this mature field. This includes delivery of a separation and sand management system that will utilize a novel pipe separator design, licensed and developed by FMC Technologies in cooperation with Statoil.

Marlim is the sixth subsea processing project awarded to FMC Technologies since 2005 and it will achieve a number of milestones for both FMC and the oil and gas industry, including the first:

- deepwater deployment of a subsea separation system in a mature field
- separation of heavy oil and water in a subsea environment, and
- reinjection of water into a subsea reservoir to boost production

At FMC Technologies, we understand our customers' businesses and we design solutions to solve their most difficult operational challenges, allowing us to put our customers first and keep them ahead.

Contents

Letter to Shareholders 2

Business Review

Energy Production Systems 6

Energy Processing Systems 14

Board of Directors and Officers 18

Financial Results Summary 19

Form 10-K 20



Team members celebrate the completion and shipment of manifolds for the Jubilee project (see page 10).

Financial Highlights

(In millions, except per share and common stock data)	2009		2008	
Total Revenue	$ 4,405.4		$ 4,550.9	
Income from Continuing Operations	$ 361.3		$ 352.9	
Diluted EPS				
GAAP - Continuing Operations	$ 2.87		$ 2.72	
Common Stock Closing Price Range	$ 23.79 - 58.84		$ 20.34 - 80.86	
Net Cash (Debt)	$ 40.6		$ (154.9)	
Order Backlog	$ 2,545.4		$ 3,651.2	
Number of Employees	10,400		9,800	
Segment Revenue				
Energy Production Systems	$ 3,721.9	84%	$ 3,670.7	81%
Energy Processing Systems	$ 698.4	16%	$ 883.2	19%
Eliminations	$ (14.9)	0%	$ (3.0)	0%
Total	$ 4,405.4		$ 4,550.9	

Our Businesses

Energy Production Systems
- Subsea Systems
- Separation Systems
- Surface Wellhead
- Multi Phase Meters

Energy Processing Systems
- Fluid Control
- Measurement Solutions
- Loading Systems
- Material Handling Solutions
- Blending and Transfer Systems
- Direct Drive Systems

No. 1
WORLD'S MOST ADMIRED
oil and gas equipment, service company
by FORTUNE Magazine
annual survey 2010

FMC Technologies, Inc. (NYSE: FTI) is a diversified, global corporation and a leader within the oil and gas equipment and services industry. We design, manufacture and service innovative technologies and unique solutions that allow our customers to succeed in solving their most difficult business challenges. FMC Technologies maintains a persistent focus on health, safety and the environment, and our 25 production facilities in 15 countries are committed to the communities in which they operate. Our industry experience, management depth, high ethical standards, strong customer relationships and global presence provide the foundation for our strong performance.



We are *the* company that provides solutions for our customers' toughest challenges.

FMC Technologies had a solid year in 2009, successfully managing our businesses and executing our strategies to support the long-term growth of the company. Revenue decreased slightly, from $4.6 billion to $4.4 billion during the year, while earnings per share from continuing operations were $2.87, an increase of 6 percent compared to last year.

Total Shareholder Return



Our continued strong performance in an uncertain global economy was due to a number of factors, primarily a large backlog of projects in our subsea business and international successes in surface wellhead. These events were partly offset by weakness in our Energy Processing Systems businesses. Long-standing customer relationships, efforts to maximize supply chain efficiencies and an added focus on project execution by our 10,400 employees also contributed to the record performance in 2009. In addition, we continued to invest in developing technologies that we believe will add value to our customers. All of these factors resulted in FMC's share price outperforming the oil service index (OSX) in what was perhaps the most difficult operating environment in our history as a public company, given the significant decline in North American drilling activity.

We completed our first full year operating as a 100 percent energy-focused company in 2009. As a result, Energy Production Systems has grown to now represent 84 percent of overall sales, recording $3.7 billion in revenue during the year. Energy Processing Systems contributed the remaining 16 percent of sales, generating $698.4 million in revenue. At the end of the year, total company backlog was $2.5 billion, including $2.0 billion in subsea backlog, and total operating profit increased 6 percent to a record $618.5 million.

FMC Technologies accepts our responsibility to protect the environment and the health and safety of our employees, their families and the public. HSE – or health, safety and the environment - is a core value of the corporation. It is managed as an integral part of our business to benefit employees, customers, neighbors and shareholders. All of our employees take an active role in ensuring that we achieve continuous and measurable improvement in our HSE performance. (For HSE metrics, the lower the number, the better the performance.) FMC completed 2009 with a total recordable incident rate of 0.55 days per 200,000 hours worked, outperforming the industry average and improving upon our prior-year performance. We also recorded 0.08 lost workday incidents per 200,000 hours worked, our second best performance in our history.



Pazflor team members celebrate the final stack-up of the first of three subsea separation units. The project progressed on schedule in 2009 and the system is currently undergoing system integration testing in Norway.

Today, our customers work hard to discover new reserves that can replace the oil and gas that they produce each year, and their ability to maintain current production levels remains challenging. This has resulted in oil and gas companies exploring in harsh and remote deepwater environments in search of new reserves. It also has led to a strong emphasis on solutions and designs that can increase production and extend the lives of existing fields. Our customers require systems and technologies that will provide increased oil recovery, enable deepwater developments and reduce the overall costs to produce oil and gas fields. FMC has been able to meet these needs due to our historical investments in technology, placing us in the leadership position within the subsea market.

As the global economy weakened, world oil consumption declined for the first time in nearly three decades. This decline began in the second half of 2008 and continued into 2009. Facing the lower demand, declining prices for oil and natural gas and a tightening credit market, many operators trimmed their capital spending plans. Numerous projects planned for the year were delayed as oil companies turned their focus toward maximizing the production levels and recovery rates of their existing developments. FMC supported these efforts by providing customers with new technologies such as Light Well Intervention (LWI) and Through Tubing Rotary Drilling (TTRD), emerging solutions that cost-effectively extend the life of their fields and increase production.

Our goal is to continually focus on adding value to our oil and gas customers through the development of strong relationships and the most talented workforce in the industry. That goal also includes a commitment to a heightened level of safety, quality and equipment integrity, while investing in the future by designing the industry's most reliable, innovative and effective technology solutions to address the needs of our customers.



The introduction of Subsea OnDemand™, a program designed to bring subsea developments online quickly through the delivery of standardized equipment and services, is one example of meeting customer needs. Subsea OnDemand minimizes delivery windows and lead times for operators, characteristics that were vital components in receiving the $210 million Jubilee award from the Integrated Project Team of Kosmos Energy, Anadarko Petroleum and Tullow Oil and Gas. Installation of equipment has already begun at Jubilee, a deepwater development located offshore Ghana in West Africa, and first oil is expected to occur by late 2010.

Another significant award in 2009 was the Petrobras Marlim project. Valued at $90 million, Marlim is the sixth subsea processing contract awarded to FMC in the last five years. Our increased oil recovery systems and other technologies, including separation and sand management systems, will support Petrobras' focus on revitalizing Marlim, a field with over 100 subsea wells, and other mature fields offshore Brazil.



Additional awards announced during the year included Statoil's Gullfaks field in the North Sea and Eni's Kitan development located in the Timor Sea. FMC was also selected to provide surface wellheads and trees for Statoil's Peregrino deepwater platform development that will produce to a floating production, storage and offloading unit in the Campos Basin offshore Brazil.

Several of our energy businesses were impacted by the dramatic decline in rig counts. In the United States, the land-based rig count, which had peaked in 2008, fell by more than 50 percent during 2009. By focusing on cost containment efforts, efficiency improvements and low-cost sourcing of raw materials, those businesses remained competitive despite the eroding market conditions, even recording sequential quarterly improvements in orders during the final quarter of 2009.

Development of new technology solutions is the key to supporting customers and ensuring future energy supplies. We do this by investing internally in the technologies our customers need as well as through acquisitions.





FMC's ability to identify, acquire and integrate companies has played, and will continue to play, a vital role in our subsea market leadership position. In 2009, we acquired Direct Drive Systems, Inc. (DDS) and Multi Phase Meters AS (MPM). Both companies offer unique technologies that further strengthen our portfolio of innovative solutions. DDS is a world leader in developing and manufacturing high-performance permanent magnet motors and bearings. This acquisition will allow FMC to develop the next generation of pumping and compression solutions for customers. MPM is a global leader in the development and manufacture of high-performance multiphase flowmeters. Its meters measure the content of oil, gas and water in the production flow more accurately than any other product available on the market, adding value to operators as they seek to maximize production of their fields. Our focus for the product line will be subsea applications, and onshore and offshore production facilities.



Integrity
We do what is right and ensure there is consistency between what we say and what we do.



Innovation
Ideas and technologies are what set our company, and our people, apart from all others.



Collaboration
By collaborating with our key stakeholders, we can address their unique needs and exceed their expectations.



Respect
We empower our people, support our communities, and respect and embrace diversity.



Accountability
Our sense of responsibility in all aspects of our business will never waver.



Health, Safety & Environment
We establish standards to operate in the safest manner possible, promote employee health and protect the environment.

We also supported our internal growth efforts during the year by opening three technology and engineering centers. These strategically located facilities will enhance FMC's ability to develop innovative equipment and services. The Houston Technology Center will serve as our global hub for the development of concepts and equipment that can significantly reduce our customers' total cost of field ownership. The St. Petersburg, Russia, Engineering Center represents a milestone in our efforts to support future demand for developing fields offshore Russia. The Increased Oil Recovery Center in Asker, Norway, will focus on developing solutions to maximize recovery rates from both mature fields and new discoveries.

During 2009, we made a number of key management appointments. These included naming Jay A. Nutt as Vice President and Controller, and Bradley D. Beitler as Vice President, Technology.

In addition, two members of our Board of Directors, Asbjørn Larsen and Governor James R. Thompson, retired during the year. Both gentlemen had served on FMC's Board since our initial public offering in 2001, and their contributions and perspectives were invaluable to our growth. They were succeeded by Claire S. Farley and Dr. Thorleif Enger.

The future of FMC Technologies remains strong. We begin our tenth year as a public company in 2010, and we are positioned at the forefront of a growing subsea market. During our brief history, all of FMC's stakeholders have benefitted from the successful execution of our strategies. Our pragmatic approach and strong balance sheet allowed FMC to become an even stronger company during 2009. We will continue to pursue market and product expansion and assess acquisition candidates in 2010 in an effort to continue growing backlog and increase our market share and profits. The future holds many opportunities to further expand our market leadership. By following our Core Values – including integrity; innovation; collaboration; respect; accountability; and health, safety and environment – we will remain positioned for future success and growth in the markets we serve.

Peter D. Kinnear
Chairman, President and CEO
FMC Technologies, Inc.



The Marlim subsea separation system will separate heavy oil, gas, sand and water at a water depth of approximately 2,950 feet (900 meters). The system will apply FMC's separation and sand management technologies, utilizing a novel pipe separator design, licensed and developed in cooperation with Statoil.

Our Energy Production Systems segment includes subsea systems, separation systems, multi phase meters and surface wellhead. These businesses design, manufacture and integrate the equipment and systems necessary for customers to produce oil and gas from both onshore and offshore developments.

Revenue for Energy Production Systems was $3.7 billion in 2009, a slight improvement over last year's sales. Operating profit for Energy Production increased 23 percent during the year to $516.1 million compared to $420.7 million. The segment also recorded $2.7 billion in inbound orders and completed the year with a backlog of $2.3 billion.

Energy Production's improved revenue performance in 2009 was primarily attributable to our subsea business, which generated a 3 percent increase in revenues to a record $3.1 billion during the year. Although 2009 was characterized by the uncertainty of the timing of several large subsea projects – a result of the global economic crisis – several oil and gas companies turned their focus to maximizing production and recovery at their mature producing fields. This included Petrobras, Brazil's national oil company, which awarded FMC the $90 million Marlim subsea processing project located in the Campos Basin, offshore Brazil.

Marlim is the sixth subsea processing project awarded to FMC since 2005. The project will result in a number of new accomplishments in subsea processing, including the industry's first deepwater deployment of subsea separation technologies at a mature field. Marlim will also be the first system to separate heavy oil and water in a subsea environment, and will become the first separation system to reinject water into a subsea reservoir to boost production.

production

Schilling Robotics, LLC

As more subsea systems, such as subsea processing solutions, are installed on the ocean floor, we envision an increased use of remotely operated vehicles (ROVs) during the life of the subsea field. This includes ROV demand during the initial installation, maintenance and monitoring of equipment on the seabed. These were the guiding principles behind our purchase of a 45 percent interest in Schilling Robotics, LLC (Schilling) in 2008. Based in Davis, California, Schilling manufactures manipulator systems and other high-technology equipment used in subsea oil and gas exploration. This relationship provides an opportunity for FMC to expand our subsea business by more fully participating in the increasing integration of remote activities, such as subsea processing, well intervention and production optimization. Our position in Schilling includes an option to purchase the remaining 55 percent of the company over a two-year period beginning in 2012.





(Left) Schilling Robotics' next-generation Heavy-Duty™ (HD™) remotely operated vehicle (ROV), is designed and optimized for the field and drill support markets. The compact ROV technology complements Schilling's current UltraHeavy-Duty™ (UHD™) system (right) to help customers perform a variety of offshore operations that are increasingly in demand.

The Marlim project will enable a broader application of our technologies for future subsea processing opportunities offshore Brazil. During 2009, Petrobras stated its intention to invest more than $170 billion between 2009 and 2013 to double hydrocarbon output and for the development of the region's offshore reservoirs. This includes approximately $105 billion dedicated to exploration and production activities to increase oil recovery at mature fields, and for the development of recent pre-salt discoveries such as Tupi. The Tupi reservoir is the largest discovery to occur in the Western Hemisphere in more than 30 years, holding a potential of 5 billion to 8 billion barrels of recoverable oil and gas. With the addition of Petrobras' other discoveries in Brazil's Santos Basin (Guara, Iara and Carioca fields), there is a production potential of between 50 billion and 70 billion barrels of oil equivalent. Our subsea technologies will play a major role in recovering those hydrocarbons.

Our subsea processing success offshore Brazil also included the commencement of production and first oil at Shell's Parque das Conchas, formerly BC-10, field. Parque das Conchas is a two-phase project with initial production drawn from three fields: Abalone, Ostra and Argonauta B-West.

The first phase, which came on-stream in July of 2009, utilizes nine producing wells and one gas injector well. The heavy oil is pumped more than a mile from the seabed to the surface.

To accomplish this, a floating production, storage and offloading (FPSO) vessel feeds power through electrical umbilical cables to the deepwater separation and electrical submersible pump (ESP) systems. The subsea processing system addresses environmental concerns as well, since the natural gas produced with the oil is separated and pumped back into the field rather than being flared at the surface. The Parque das Conchas development is the first full-field development utilizing subsea oil and gas separation and pumping in Brazil.



Our Light Well Intervention (LWI) system is one of many technologies designed to increase oil production from wells located at mature fields. With more than 4,000 subsea wells in production today, customer demand for effective LWI activities is expected to increase as operators seek to ensure their wells operate at peak performance.

A number of new and advanced technologies were designed for Shell to meet the project's many challenges, which include water depths to 6,500 feet (2,000 meters), low reservoir pressure and heavy oil. FMC worked with Shell to design a system to successfully boost the oil from the seabed to the surface platform. Ten FMC Enhanced Vertical Deepwater Trees (EVDT) were installed in the field. The EVDT provides added value to customers by allowing them to use the same standard tree design anywhere in the world, designed to bring versatility, installation savings and operational efficiency to ultra-deepwater fields. Moreover, the EVDT system enables deepwater completions from a small drilling rig containing only a surface blowout preventer (BOP). This allows customers to avoid the need for an expensive deepwater rig with a subsea BOP system, saving significant time and money.

The pumping and boosting technologies deployed at Parque das Conchas are being used in Shell's Perdido field as well, which will use the first full-field subsea separation and pumping system in the Gulf of Mexico. The Perdido field is expected to achieve first oil in 2010, and will include 17 EVDTs, rated to perform in high-pressure conditions up to 10,000 psi. The field also includes five caisson separators that were installed on the seabed during 2009. These innovative systems will separate gas from the liquids allowing the gas to free-flow to the surface facility while the liquids are pumped to the surface. This enables increased oil recovery by removing about 2,000 psi of back pressure from the wells.

Total's Pazflor field is the first deepwater subsea processing system to include subsea gas/liquid separation offshore Angola, West Africa. The project will develop hydrocarbons in water depths between approximately 2,000 and 4,000 feet (600 to 1,200 meters), using three gas/liquid separation systems as well as 49 FMC subsea trees connected via subsea flowlines and then risers to a spread moored FPSO.

Multi Phase Meters AS



FMC Technologies acquired Multi Phase Meters AS (MPM) in October of 2009. Based in Stavanger, Norway, MPM is a global leader in the development and manufacture of high-performance multiphase flowmeters for the oil and gas industry. The company's product line augments FMC's portfolio of technologies for optimizing oil and gas recovery. MPM's superior metering technology delivers high accuracy and self-calibrating multiphase (oil, water and gas) meters that field operators need to successfully develop and produce offshore reservoirs. MPM's meters are also low maintenance, a valuable attribute as operators continue to place systems in more remote offshore locations and in harsher, deepwater environments.



MPM's unique and patented multi phase metering technologies provide customers with a step-change in metering accuracy for multiphase, wetgas or dual (multiphase and wetgas) needs. MPM's meters are virtually maintenance free, designed to operate for more than 25 years in high-temperature/high-pressure conditions.

As operators continue to explore and develop reservoirs located in extreme deepwater environments, their needs for advanced pumping, separation, boosting and compression systems to produce hydrocarbons will also increase. FMC's existing expertise in these areas was complemented with the acquisition of Multi Phase Meters AS (MPM) in 2009. MPM's innovative and high-accuracy meters are well suited for permanent monitoring of individual wells and can accommodate and self-adjust to both changes in flow composition and salinity of the produced water, providing operators with more production knowledge and confidence in a well's flow characteristics than ever before. As the life of mature fields is extended and new fields are developed, we expect an increasing number of subsea trees will be equipped with their own meters to monitor the flow stream to enhance production and recovery rates.

In addition to growth by acquisition, FMC continued its long history of investing internally to develop the innovative and value-adding technologies that operators require to succeed in their increased oil recovery (IOR) efforts. This includes two IOR technologies that were utilized by our customers during 2009 that also reduce operator costs: Light Well Intervention (LWI) and Through Tubing Rotary Drilling (TTRD).

Statoil deployed two FMC LWI systems in the Norwegian sector of the North Sea last year from the *Island Wellserver* and *Island Frontier* vessels. Our technology enabled Statoil to successfully perform logging, plugging, perforating, scale removal, gauge replacement and various downhole mechanical activities to enhance flow from the well. In addition to ensuring that a well operates at peak capacity, other benefits include lower vessel costs compared to interventions performed from a conventional rig, and the ability to quickly move the vessel to other well locations because of its dynamic positioning capabilities, compared to using a moored semi-submersible rig. In the second half of 2009, operator BP deployed our third LWI system in the UK sector of the North Sea and reported excellent operating performance from our system. As the average age of existing subsea wells grows and customers look to extend the production life of mature fields, we anticipate an increased demand for cost-effective intervention activities through LWI, in the North Sea and other international basins.



FMC delivered 10 production, injection and riser base manifolds that are currently installed at the Jubilee field, located offshore Ghana. We are also providing 19 subsea production and injection trees, as well as topside and subsea distribution controls. Components were supplied through FMC's Subsea OnDemand™ program, providing accelerated delivery to meet short lead-time requirements.

FMC's Through Tubing Rotary Drilling (TTRD) technology, jointly developed with Statoil, produced positive results when put into operation during the year at Statoil's Åsgard field. TTRD technology offers operators a less expensive way to drill new wells by drilling a sidetrack well directly through the production tubing in an existing subsea well. Statoil reported that this approach resulted in significant savings compared to the typical cost required to drill a new well. In addition to the cost savings, other benefits include increased oil recovery from mature fields, extended production life of a well and the safety benefits achieved through reduced handling of heavy equipment on the rig.

Subsea OnDemand™, introduced in 2009, offers pre-engineered and field-proven equipment and services that are designed to bring developments online quickly. By delivering pre-engineered and field-proven equipment to customers on an accelerated delivery schedule, they are able to reduce costs while minimizing the time required to achieve first oil. Subsea OnDemand also provides operators with comprehensive technical support, system integration and interface management, and experienced project teams to assist in their execution plans. Subsea OnDemand was a critical element to FMC being awarded the $210 million Jubilee project. That deepwater development, located offshore Ghana in West Africa, required an accelerated delivery schedule of subsea equipment. Initial installations have begun at the field, and first oil from the Phase I development is expected in late 2010.



Supported by a history of success throughout the Gulf of Mexico, FMC's shallow-water subsea tree program has expanded internationally with customers such as Wintershall, as they strive to access isolated pockets of hydrocarbons in shallow-water environments.

We will continue to play a critical role in supporting operators as they face declining production rates, a need to increase oil recovery while reducing costs, high-pressure/high-temperature conditions and the entry into more remote and harsh subsea environments. Our innovative subsea technology solutions have led to our market leadership position. We continue to listen to our customers' needs and develop and deliver the sophisticated technology solutions they need.

We continued to grow in 2009 by focusing on customer needs and differentiating our operations through unsurpassed service. Part of our success was due to the demand for shallow-water subsea trees and associated installation services. This includes the delivery of two systems to Wintershall Noordzee B.V. for its P9 project in Holland. While the typical shallow-water completion system is relatively simple and uses proven technology, the subsea system deployed for Wintershall was adapted for a more stringent North Sea application, providing our customer with an ideal solution to produce multiple zones from the well in a shallow-water environment.



A surface wellhead service technician installs a fracturing tree at a pad drilling location. Pad wells are common at drilling locations such as the Marcellus, Barnett, and Fayetteville shale plays because they minimize the environmental impact while lowering drilling costs. FMC's equipment also includes a platform that provides an added level of safety for employees.

Our surface wellhead business provides oil and gas well drilling and completion products and services for developments on land and offshore. One major award we received in 2009 was the $30 million Peregrino project by Statoil. The project leverages our strong relationship and technology with Statoil's North Sea experience for a significant surface wellhead project offshore Brazil. Located in approximately 400 feet (120 meters) of water in the Campos Basin, Peregrino is a heavy oil field that will be completed in three phases, utilizing approximately 60 wells. FMC will support phase one of the project through the manufacture and installation of 30 production wells and seven injection wells. The award positions us as the leading supplier of advanced surface wellheads and trees in South America.

As expected, our surface wellhead operations in North America were adversely impacted by the steeply declining North American rig count and reduced demand for products and services necessary to develop both conventional and unconventional oil and gas reserves. However, the business experienced growth in new orders in December of 2009. This was driven by a slowly improving North American rig count, providing optimism for a stronger performance in 2010.



The OBS-II drill-through rental wellhead system has positively impacted operations in the North Sea saving valuable rig time during exploration drilling.

Surface wellhead also introduced the OBS-II mudline exploration wellhead system during the year. This wellhead system allows customers to run mudline hanger systems much faster and safer than conventional wellhead systems, saving up to 30 hours of jackup rig time during exploration drilling. The OBS-II technology includes FMC's Speedloc-II connections, which allow a faster and safer makeup of the blowout preventers and the wellhead system, reducing operational risk and improving rig safety.

Another achievement in 2009 was the establishment of a joint venture in Saudi Arabia that is expected to result in increased market share in one of the largest markets in the world for surface wellhead products.

During 2009, we also expanded our unitized wellhead product line of thru-bore systems with the introduction of the UH-2 wellhead. This technology is uniquely designed and engineered to save customers time and expense by allowing operators to run and set several casing strings without the need to remove the blowout preventers. The UH-2 secures casing hangers and annular seals through the use of an internal latch mechanism instead of conventional lockdown screws, providing additional safety for rig workers by greatly reducing the time they spend working under the rig floor.



Loading systems' patented targeting system allows operators to safely and reliably connect and disconnect marine loading arms during side-by-side offshore loading of LNG between two vessels. The system also enables the safe transfer of LNG in challenging open-sea conditions, including vessel movements caused by high and rapid wave motions. (Image© Terminale GNL Adriatico S.r.l.)

FMC's Energy Processing Systems segment supports a variety of customers throughout the energy industry. The segment includes our fluid control, measurement solutions, loading systems, material handling and blending and transfer operations, as well as the recently acquired Direct Drive Systems, Inc. (DDS) business. Energy Processing was also impacted by the global recession and depressed industry fundamentals throughout 2009. While all businesses in this segment continued to report positive earnings, the segment's revenue of $698.4 million for the year was a decrease of 21 percent compared to 2008. Segment operating profit of $102.4 million was 38 percent lower than the prior year's results.

The acquisition of DDS represented a significant addition to our future technology capabilities. DDS' proprietary systems and designs will enhance FMC's existing pumping, compression and boosting technologies. Their portfolio of equipment includes world-class permanent magnet motors that are designed to power pumps and compressors more efficiently, offer a longer life cycle than competing technologies, are more compact in size and require less power to operate. These features make the permanent magnet motor technology unique and applicable to both subsea and surface applications. DDS motors and magnetic bearings will complement FMC's existing processing systems and offer numerous potential cost savings and production enhancements for our customers.

Our loading systems business provides equipment used in the loading and offloading of crude oil, liquefied natural gas (LNG), refined products and chemicals to and from vessels, railcars and trucks. The business was able to build upon its industry-leading offshore LNG technology during the year. Loading systems delivered patented LNG targeting systems to the Peru LNG project during the year, as well as the floating, storage and regasification unit (FSRU) for Saipem's Offshore Livorono Toscana (OLT) project. This equipment sets the standard for side-by-side transfer of LNG and represents the first use of side-by-side loading arms on an FSRU.

processing

FMC completed the acquisition of Direct Drive Systems, Inc. (DDS) in November of 2009. The Fullerton, California-based company is a world leader in the development and manufacture of high-performance permanent magnet motors and bearings for the oil and gas industry. On a per-megawatt basis, DDS' permanent magnet systems are significantly smaller, lighter and more efficient than conventional motors and generators. In addition, because of their high-speed operation, they can be directly connected to other turbomachinery without using large and inefficient gearboxes. The combined expertise and innovative technologies of FMC and DDS will allow for the creation of next-generation pumping and compression solutions for our customers, strengthening FMC's leading position in the important area of increased oil recovery.



DDS' Frame 2 (left) and Frame 8 (right) technologies can be utilized as motors to drive pumps and compressors for pipeline, marine, offshore platform and subsea applications. They can also be utilized as generators to provide power for offshore platforms, FPSOs, ships and other applications.

The business continued executing its largest-ever contract award, the Samsung and Flex LNG project for offshore LNG offloading. FMC's LNG offloading systems will allow a floating production storage and offloading vessel (FPSO) or an FSRU to perform side-by-side offshore loading, to or from an LNG shuttle carrier. The system is designed to compensate for vessel movements encountered at sea. Each system also contains a patented, enhanced-connection targeting system, developed and qualified together with Shell Global Solutions, that ensures safe and reliable connection and disconnection between vessels while transferring fluids in open-sea operating environments.

Other LNG successes in 2009 included the commissioning and start-up of operations at ExxonMobil's Rovigo Adriatic project and Total's Yemen project, marking the first LNG targeting system installations to begin service in open-sea conditions.

Loading systems is also developing the next generation of transfer systems that customers can use in even more severe offshore conditions. The Articulated Tandem Offshore Loader (ATOL) is being designed to meet the industry's need to safely and effectively load oil and gas in more harsh sea states. Our Chiksan® brand ATOL system enables stern-to-bow LNG transfer, offering vessels the ability to perform the transfer activities in more severe wave conditions.

Fluid control sets the standard for flowline products, production manifold systems and pumps through its Chiksan® and Weco® brand valves, swivel joints and actuators as well as advanced well service and industrial pumps. In 2009, fluid control's performance was significantly impacted by the decrease in demand for pressure pumping products and services. Despite the challenges posed by the depressed market, the business maintained its market leadership and positioned itself to emerge from the downturn in a more streamlined and competitive position through effective cost reduction, improved efficiencies, effective supply chain management and by continuing to innovate while bringing new products and services to market.

In response to operators' needs for added safety and operational efficiencies while performing well fracturing (frac) operations, the fluid control business introduced the Articulating Frac Arm (AFA) during 2009. This patent-pending equipment is a preassembled piping system that extends from the frac truck to the manifold, reducing setup and demobilization time and eliminating potential safety issues that can occur during traditional field make-up. Since the AFA does not touch the ground, it also eliminates fatigue load, is easier to maintain and remains free from equipment wear and tear inherent with ground vibrations during frac operations.



This custom designed metering facility will be an integral part of the FPSO for the Pazflor project. The metering facility has a capacity exceeding one million barrels of oil per day. The intricate assembly is typical of the many oil export metering systems that FMC supplies.

In addition, we also introduced the Temporary Pipework Restraint (TPR) in response to our customers' requirement to continue enhancing the safety of their operations. This product, incorporating several proprietary technologies, brings an additional level of operator safety. The TPR can be installed in a third of the time needed for alternative restraints, providing increased value for our customers.

Aftermarket services are a major differentiator in fluid control's market, and the business continued to drive forward with service improvements in 2009. We set up a new service base to support customers who are operating in the Marcellus Shale in the eastern U.S. In addition, we introduced Radio Frequency Identification (RFID) as a way to improve the efficiency, reduce the cost, and improve the reliability of tracking and servicing our customers' assets.

We are also seeing increased demand for fluid control's well service pumps, and we expect this trend to continue into 2010. The Triplex and the Quintuplex models were developed in response to requests throughout the pressure pumping industry for a better performing pump with higher durability and performance. These high pressure pumps are designed for fracturing, acidizing and matrix stimulation applications and are capable of delivering flow rates of up to 1,575 gallons per minute at pressures of up to 20,000 psi. In addition, they are designed to operate at higher loads than any other competitive pump in the industry. The result is a product that performs at higher capacity with greater reliability than the competitive alternatives.

FMC's measurement solutions business, the world leader in the supply of flow measurement equipment for the petroleum industry, recorded another strong year in 2009. The business continued to deliver technically superior systems used for the custody transfer of liquid and gas products.

Our material handling business supplies state-of-the-art material handling products and systems to a wide array of industries worldwide and is a market leader for coal handling systems used in coal-fired power generation plants. The business achieved a key milestone during 2009 with the delivery of the coal-handling system to Bechtel for the Prairie State Energy Campus (PSEC). The PSEC is one of the largest energy projects currently under construction in the United States and is comprised of a 1,600-megawatt coal-fired power plant. The power plant will use a domestic coal source and deploy advanced environmental control technologies to generate enough electricity to serve approximately 2.5 million families in at least nine states.



FMC Technologies is a world leader in providing a full supply of bulk material handling systems and associated services for coal-fired power plants.

One high profile project that measurement solutions delivered in 2009 was TransCanada's Keystone and Keystone XL Pipeline. The pipeline is used to transfer crude oil from Canada's oil sands. The 4,150 miles (6,700 kilometers) of pipeline will transport crude oil from Alberta, Canada, to U.S. markets in the Midwest and along the Texas Gulf Coast regions. The project includes the conversion of 540 miles (870 kilometers) of Canadian natural gas pipelines into crude oil transmission service and the construction of approximately 230 miles (370 kilometers) of pipeline, pump stations and terminal facilities in Canada. In the U.S., the project will require construction of approximately 1,380 miles (2,220 kilometers) of pipeline and pump stations. Upon completion, the pipeline will be one of the largest oil delivery systems in North America, with the capacity to deliver 1.1 million barrels per day.

Measurement's aftermarket group also expanded its product offering with several strategic asset management contracts, including the Shell PROMISE (PROduction, Measurement Integrity SErvices) award - providing operation, calibration, support and maintenance for all of Shell's onshore and offshore measurement assets in Europe.

As a result of the success of PROMISE, measurement solutions was awarded the operation and maintenance contract for Kuwait Oil Company (KOC). That contract is a three-year maintenance agreement that commenced in the second quarter of 2009, providing day-to-day preventative maintenance, calibrations and consulting services for KOC's measurement infrastructure.

The material handling business also invested for future growth by expanding to support growth opportunities for coal-fired power generation in China and India. This included the opening of a sales development office in India and the continued development of sales, engineering and sourcing capabilities in China.

Our blending and transfer business continues to be a recognized global leader in the turnkey development, manufacture and installation of blending and control systems for petroleum applications. The business achieved record sales in 2009, supported by its largest project in history, a turnkey solution to expand Quaker Chemical's Middletown, Ohio, lube oil plant. FMC served as general contractor for the project, which included the addition of a state-of-the-art, computer-controlled plant system that increased Quaker's productivity by 60 percent. The blending and transfer business also received a contract to supply the TURPAS project in Turkey, a refinery upgrade that will commence in 2010.



FMC Technologies' Directors are (seated, left to right) Joseph Netherland, Claire Farley, Peter Kinnear, C. Maury Devine and James Ringler; (standing, left to right) Thomas Hamilton, Dr. Thorleif Enger, Mike Bowlin, Richard Pattarozzi, Edward Mooney and Philip Burguieres.

Board of Directors

1 Audit Committee
2 Compensation Committee
3 Nominating and Governance Committee

Peter D. Kinnear
Chairman, President and Chief Executive Officer
FMC Technologies, Inc.

Mike R. Bowlin [2, 3]
Retired Chairman of the Board
Atlantic Richfield Co.

Philip J. Burguieres [2, 3]
Chairman and Chief Executive Officer
EMC Holdings, LLC

C. Maury Devine [1, 3]
Retired President and Managing Director
ExxonMobil Norway, Inc.

Dr. Thorleif Enger [2, 3]
Retired President and Chief Executive Officer
Yara International

Claire S. Farley [1]
Advisory Director
Jeffries Randall & Dewey

Thomas M. Hamilton [1, 2]
Retired Chairman, President and Chief Executive Officer
EEX Corporation

Edward J. Mooney [1]
Retired Délégué Général – North America
Suez Lyonnaise des Eaux

Joseph H. Netherland
Retired Chairman
FMC Technologies, Inc.

Richard A. Pattarozzi [2, 3]
Retired Vice President
Shell Oil Company

James M. Ringler [1, 2]
Retired Vice Chairman
Illinois Tool Works Inc.

Officers

Peter D. Kinnear
Chairman, President and Chief Executive Officer

William H. Schumann, III
Executive Vice President, Chief Financial Officer and Treasurer

John T. Gremp
Executive Vice President
Energy Systems

Robert L. Potter
Senior Vice President
Energy Processing and Global Surface Wellhead

Tore H. Halvorsen
Senior Vice President
Global Subsea Production Systems

Jeffrey W. Carr
Vice President, General Counsel and Secretary

Maryann T. Seaman
Vice President
Administration

Jay A. Nutt
Vice President and Controller

Bradley D. Beitler
Vice President
Technology

Financial Results Summary

Operating Cash Flow



Return on Investment



Inbound / Backlog – Energy Production



Inbound / Backlog – Energy Processing



Inbound Backlog

Operating Profit by Segment



Revenue by Segment



Energy Production Energy Processing

Form 10K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-16489

FMC TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-4412642 (I.R.S. Employer Identification No.)
1803 Gears Road, Houston, Texas (Address of principal executive offices)	77067 (Zip Code)

Registrant's telephone number, including area code: 281/591-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

INDICATE BY CHECK MARK IF THE REGISTRANT IS A WELL-KNOWN SEASONED ISSUER, AS DEFINED IN RULE 405 OF THE SECURITIES ACT. YES ☒ NO ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT. YES ☐ NO ☒

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. YES ☒ NO ☐

INDICATE BY CHECK MARK WHETHER THE REGISTRANT HAS SUBMITTED ELECTRONICALLY AND POSTED ON ITS CORPORATE WEBSITE, IF ANY, EVERY INTERACTIVE DATA FILE REQUIRED TO BE SUBMITTED AND POSTED PURSUANT TO RULE 405 OF REGULATION S-T (§ 232.405 OF THIS CHAPTER) DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO SUBMIT AND POST SUCH FILES). YES ☒ NO ☐

INDICATE BY CHECK MARK IF DISCLOSURE OF DELINQUENT FILERS PURSUANT TO ITEM 405 OF REGULATION S-K IS NOT CONTAINED HEREIN, AND WILL NOT BE CONTAINED, TO THE BEST OF REGISTRANT'S KNOWLEDGE, IN DEFINITIVE PROXY OR INFORMATION STATEMENTS INCORPORATED BY REFERENCE IN PART III OF THIS FORM 10-K OR ANY AMENDMENT TO THIS FORM 10-K. ☐

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A LARGE ACCELERATED FILER, AN ACCELERATED FILER, A NON-ACCELERATED FILER, OR A SMALLER REPORTING COMPANY. SEE DEFINITION OF "ACCELERATED FILER AND LARGE ACCELERATED FILER" IN RULE 12b-2 OF THE EXCHANGE ACT.

LARGE ACCELERATED FILER ☒ ACCELERATED FILER ☐ NON-ACCELERATED FILER ☐ SMALLER REPORTING COMPANY ☐

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12b-2 OF THE EXCHANGE ACT). YES ☐ NO ☒

THE AGGREGATE MARKET VALUE OF THE REGISTRANT'S COMMON STOCK HELD BY NON-AFFILIATES OF THE REGISTRANT, DETERMINED BY MULTIPLYING THE OUTSTANDING SHARES ON JUNE 30, 2009, BY THE CLOSING PRICE ON SUCH DAY OF $37.58 AS REPORTED ON THE NEW YORK STOCK EXCHANGE, WAS $2,631,292,606.*

THE NUMBER OF SHARES OF THE REGISTRANT'S COMMON STOCK, $0.01 PAR VALUE, OUTSTANDING AS OF FEBRUARY 22, 2010 WAS 121,986,139.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENT	FORM 10-K REFERENCE
Portions of Proxy Statement for the 2010 Annual Meeting of Stockholders	Part III

* Excludes 52,883,211 shares of the registrant's Common Stock held by directors, officers and holders of more than 5% of the registrant's Common Stock as of June 30, 2009. Exclusion of shares held by any person should not be construed to indicate that such person or entity possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person or entity is controlled by or under common control with the registrant.

TABLE OF CONTENTS

	Page
PART I	
Item 1. Business	3
Item 1A. Risk Factors	8
Item 1B. Unresolved Staff Comments	12
Item 2. Properties	12
Item 3. Legal Proceedings	13
Item 4. Reserved	13
Item 4A. Executive Officers of the Registrant	13
PART II	
Item 5. Market for Registrant's Common Equity and Related Stockholder Matters	14
Item 6. Selected Financial Data	17
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Item 7A. Qualitative and Quantitative Disclosures About Market Risk	35
Item 8. Financial Statements and Supplementary Data	36
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	76
Item 9A. Controls and Procedures	76
Item 9B. Other Information	76
PART III	
Item 10. Directors, Executive Officers and Corporate Governance	77
Item 11. Executive Compensation	77
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	77
Item 13. Certain Relationships and Related Transactions, and Director Independence	77
Item 14. Principal Accountant Fees and Services	77
PART IV	
Item 15. Exhibits and Financial Statement Schedules	78
Signatures	80

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a global provider of technology solutions for the energy industry. We design, manufacture and service technologically sophisticated systems and products such as subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, measurement solutions, and marine loading systems for the oil and gas industry. Our operations are aggregated into two reportable segments: Energy Production Systems and Energy Processing Systems. Financial information about our business segments is incorporated herein by reference from Note 19 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

We were incorporated in November 2000 under Delaware law and were a wholly owned subsidiary of FMC Corporation until our initial public offering in June 2001, when 17% of our common stock was sold to the public. On December 31, 2001, FMC Corporation distributed its remaining 83% ownership of our stock to FMC Corporation's stockholders in the form of a dividend.

On July 31, 2008, we spun-off our FoodTech and Airport Systems businesses, which are now known as John Bean Technologies Corporation ("JBT"), through a tax-free dividend to our shareholders. The results of JBT have been reported as discontinued operations for all periods presented. For additional information related to the spin-off of JBT, see Note 3 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Our principal executive offices are located at 1803 Gears Road, Houston, Texas 77067. As used in this report, except where otherwise stated or indicated by the context, all references to "FMC Technologies," "we," "us," or "our" are to FMC Technologies, Inc. and its consolidated subsidiaries.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website at www.fmctechnologies.com, under "Investors—Financial Information—SEC Filings." Our Annual Report on Form 10-K for the year ended December 31, 2009, is also available in print to any stockholder free of charge upon written request submitted to Jeffrey W. Carr, Vice President, General Counsel and Secretary, FMC Technologies, Inc., 1803 Gears Road, Houston, Texas 77067.

Throughout this Annual Report on Form 10-K, we incorporate by reference certain information from our Proxy Statement for the 2010 Annual Meeting of Stockholders. The SEC allows us to disclose important information by referring to it in that manner. We provide stockholders with an annual report containing financial information that has been examined and reported upon, with an opinion expressed thereon by an independent registered public accounting firm. On or about March 30, 2010, our Proxy Statement for the 2010 Annual Meeting of Stockholders will be available on our website under "Investors—Financial Information—SEC Filings." Similarly, our 2009 Annual Report to Stockholders will be available on our website under "Investors—Financial Information—Annual Reports."

BUSINESS SEGMENTS

Energy Production Systems

Energy Production Systems designs and manufactures systems and provides services used by oil and gas companies involved in land and offshore, including deepwater, exploration and production of crude oil and gas. Our production systems control the flow of oil and gas from producing wells. We specialize in offshore production systems and have manufacturing facilities near most of the world's principal offshore oil and gas producing basins. We market our products primarily through our own technical sales organization. Energy Production Systems revenue comprised approximately 84%, 81% and 79% of our consolidated revenue in 2009, 2008 and 2007, respectively.

Principal Products and Services

Subsea Systems. Subsea systems represented approximately 70%, 66% and 62% of our consolidated revenues in 2009, 2008 and 2007, respectively. Our systems are used in the offshore production of crude oil and natural gas. Subsea systems are placed on the seafloor and are used to control the flow of crude oil and natural gas from the reservoir to a host processing facility, such as a floating production facility, a fixed platform, or an onshore facility. Our subsea equipment is controlled by the host processing facility.

The design and manufacture of our subsea systems require a high degree of technical expertise and innovation. Some of our systems are designed to withstand exposure to the extreme hydrostatic pressure that deepwater environments present as well as internal pressures of up to 15,000 pounds per square inch ("psi") and temperatures in excess of 350° F. The foundation of this business is our technology and engineering expertise.

The development of our integrated subsea systems usually includes initial engineering design studies, subsea trees, control systems, manifolds, seabed template systems, flowline connection and tie-in systems, installation and workover tools, and subsea wellheads. In order to provide these systems and services, we utilize engineering, project management, global procurement, manufacturing, assembly and testing capabilities. Further, we provide service technicians for installation assistance and field support for commissioning, intervention and maintenance of our subsea systems throughout the life of the oilfield. Additionally, we provide tools such as our light well intervention system for certain well workover and intervention tasks.

Surface Wellhead. In addition to our subsea systems, we provide a full range of surface wellheads and production systems for both standard service and critical service applications. Surface production systems, or trees, are used to control and regulate the flow of oil and gas from the well. Our surface products and systems are used worldwide on both land and offshore platforms and can be used in difficult climatic conditions, such as arctic cold or desert high temperatures. We support our customers through engineering, manufacturing, field installation support, and aftermarket services. Surface products and systems represented approximately 14%, 14% and 16% of our consolidated revenues in 2009, 2008 and 2007, respectively.

Separation Systems. We design and manufacture systems that separate production flows from wells into oil, gas, sand and water. Our separation technology improves upon conventional separation technologies by moving the flow in a spiral, spinning motion. This causes the elements of the flow stream to separate more efficiently. These systems are currently capable of operating onshore or offshore with successful subsea operation in 2007.

Multi Phase Meters. We acquired 100% of Multi Phase Meters AS ("MPM") in October 2009. Through MPM, we now design and manufacture high-performance multiphase flow meters. MPM's product applications include production and surface well testing, reservoir monitoring, remote operation, fiscal allocation, process monitoring and control, and turbine and compressor monitoring. This technology delivers high accuracy and self-calibrating multiphase meters, with low maintenance features to meet our customers' increasingly demanding requirements for subsea applications as well as topside applications. The MPM product line augments our portfolio of technologies for optimizing oil and gas recovery.

Status of Product Development

We continue to advance the development of subsea separation processing technologies. Subsea processing is an emerging technology in the industry, which we believe offers considerable benefits to the oil and gas producer, enabling a more rapid and cost-efficient approach to separation. If separation is performed on the seabed, the hydrostatic pressure of the fluid going from the seabed to the surface is reduced, allowing the well to flow more efficiently, accelerating production and enabling higher recoveries from the subsea reservoir. Also, it can significantly reduce the capital investment required for floating vessels or platforms, since the integration of processing capabilities will not be required. We introduced this technology commercially with Statoil's Tordis field in the North Sea during 2007.

We are developing the world's first system for deepwater subsea separation of heavy oil and water that includes reinjection of water to boost production in a mature field development with Petrobras' Marlim field in Brazil. The subsea separation module will separate heavy oil, gas, sand and water at a water depth of 2,950 feet, or 900

meters. The system will apply our separation and sand management technologies, utilizing a novel pipe separator design, licensed and developed in cooperation with Statoil. The separation system also includes cyclone modules that will perform water treatment before reinjecting the water back into the reservoir.

We continue to advance our in-line separation technology, leveraging our patented products for gas, liquid, water and sand separation. These in-line technologies enable operators to achieve complete phase separation by using pipe segments and cyclonic technology instead of using conventional technology that requires several large vessels to do the same job. Inline separators will be a cost-effective option in a number of surface and subsea applications, requiring approximately 20% of the weight and space required by most conventional separator systems.

Another subsea processing technology we believe will serve this industry in the future is gas compression in subsea applications. Subsea gas compression allows the operator to maintain gas production as the reservoir pressure declines. It also boosts gas pressure and allows for transportation of the gas to shore without the need for surface facilities. We are currently developing subsea control systems for gas compression suitable for large pressure ratios and volume flow.

As the rapidly growing installed base of subsea wells matures and requires maintenance similar to those on land, we believe using wireline or coiled tubing to access the downhole portion of the well will require riserless well servicing equipment that can be deployed from a small vessel. We have developed and deployed three wireline-based systems that are currently in operation in the North Sea.

Much of the subsea activity today is taking place in deeper waters, requiring enhancements of our existing technologies to increase the performance of our equipment and the value of our systems to our customers in these challenging environments. For this purpose we have developed an Enhanced Vertical Deepwater Tree (EVDT) system, which includes technologically advanced controls and communications capable of installation and operation in water depths up to 10,000 feet, or 3,048 meters, and with well bore pressures up to 10,000 psi. The system has been designed to minimize installation and operating costs borne by the operator, and provide a highly reliable fixture on the seabed to control the flow of hydrocarbons from the well. The first EVDT units were installed in Brazil for Shell's Parque das Conchas (formerly BC-10) field and in the Gulf of Mexico for Shell's Perdido field during 2008. One EVDT unit in the Perdido field was installed at a water depth of 9,356 feet, or 2,852 meters, setting a new world record for the deepest subsea tree installation.

Capital Intensity

Most of the systems and products that we supply for subsea applications are highly engineered to meet the unique demands of our customers and are typically ordered one to two years prior to installation. We commonly receive advance and progress payments from our customers in order to fund initial development and our working capital requirements. In addition, due to factors such as higher engineering content and our manufacturing strategy of outsourcing certain low value-added manufacturing activities, we believe that our Energy Production Systems business is less capital intensive than our competitors' businesses.

Dependence on Key Customers

Generally, our customers in this segment are major integrated oil or exploration and production companies.

With our integrated systems for subsea production, we have aggressively pursued alliances with oil and gas companies that are actively engaged in the subsea development of crude oil and natural gas. Development of subsea fields, particularly in deepwater environments, involves substantial capital investments by our customers. Our customers have sought the security of alliances with us to ensure timely and cost-effective delivery of subsea and other energy-related systems that provide an integrated solution to their needs. Our alliances establish important ongoing relationships with our customers. While our alliances do not always contractually commit our customers to purchase our systems and services, they have historically led to, and we expect that they will continue to result in such purchases. For instance, we have an alliance of this type with Statoil. In 2009, we generated approximately 16% of our consolidated revenues from Statoil.

The loss of one or more of our significant oil and gas company customers could have a material adverse effect on our Energy Production Systems business segment.

Competition

Energy Production Systems competes with other companies that supply subsea systems, surface production equipment, and separation systems, and with smaller companies that are focused on a specific application, technology or geographical niche in which we operate. Companies such as Cameron International Corporation, GE Oil & Gas, Aker Solutions, and Wood Group compete with us in the marketplace across our various product lines.

Some of the factors on which we compete include reliability, cost-effective technology, execution and delivery. Our competitive strengths include our intellectual capital, experience base and breadth of technologies and products that enable us to design a unique solution for our customers' project requirements while incorporating standardized components to contain costs. We have a strong presence in all of the major producing basins. Our deepwater expertise, experience and technology help us to maintain a leadership position in subsea systems.

Energy Processing Systems

Energy Processing Systems designs, manufactures and supplies technologically advanced high pressure valves and fittings for oilfield service customers. We also manufacture and supply liquid and gas measurement and transportation equipment and systems to customers involved in the production, transportation and processing of crude oil, natural gas and petroleum-based refined products. We sell to the end user through authorized representatives, distributor networks and our own technical sales organization. The segment's products include fluid control, measurement solutions, loading systems, material handling systems, blending and transfer systems and direct drive systems. Energy Processing Systems revenue comprised approximately 16%, 19% and 21% of our consolidated revenue in 2009, 2008 and 2007, respectively.

Principal Products and Services

Fluid Control. We design and manufacture flowline products, under the WECO®/Chiksan® trademarks, and pumps and valves used in well completion and stimulation activities by major oilfield service companies, such as Schlumberger Limited, BJ Services Company, Halliburton Company and Weatherford International Ltd.

Our flowline products are used in equipment that pumps corrosive and/or erosive fluid into a well during the well construction, hydraulic fracturing or other stimulation processes. Our reciprocating pump product line includes duplex, triplex and quintuplex pumps utilized in a variety of applications. The performance of this business typically rises and falls with variations in the active rig count throughout the world.

Measurement Solutions. Our measurement systems provide solutions for use in custody transfer of crude oil, natural gas and refined products. We combine advanced measurement technology with state-of-the-art electronics and supervisory control systems to provide the measurement of both liquids and gases for purposes of verifying ownership and determining revenue and tax obligations. Our Smith Meter product lines are well-established in the industry.

Loading Systems. We provide land and marine-based fluid loading and transfer systems primarily to the oil and gas industry. Our systems are capable of loading and offloading marine vessels transporting a wide range of fluids, such as crude oil, liquefied natural gas and refined products. While these systems are typically constructed on a fixed jetty platform, we have also developed advanced loading systems that can be mounted on a vessel or structure to facilitate ship-to-ship or tandem loading and offloading operations in open seas or exposed locations.

Material Handling Systems. We provide material handling systems, including bulk conveying systems to the power generation industry. We provide innovative solutions for conveying, feeding, screening and orienting bulk product for customers in diverse industries. Our process, engineering, mechanical design and project management expertise enable us to execute these projects on a turnkey basis.

Blending and Transfer Systems. We provide engineering, design and construction management services in connection with the application of blending technology, process controls and automation for manufacturers in the lubricant, petroleum, additive, fuel and chemical industries.

Direct Drive Systems. We acquired Direct Drive Systems, Inc. ("DDS") in October 2009. As such, we now develop and manufacture high-performance permanent magnet motors and bearings. DDS provides operationally superior machines for a variety of primary energy related applications, including integral motors and related system components for compression and pumping for natural gas pipelines, offshore platform and subsea processing markets. The compact size, efficiency and reliability of the motors make them ideal for these demanding applications.

Dependence on Key Customers

No single Energy Processing Systems customer accounts for more than 10% of our annual consolidated revenue.

Competition

Energy Processing Systems currently has the first or second largest market share for its primary products and services. Some of the factors upon which we compete include technological innovation, reliability and product quality. Energy Processing Systems competes with a number of companies primarily in the gas and liquid custody transfer, high-pressure pumping services, and fluid loading and transfer systems industries.

OTHER BUSINESS INFORMATION RELEVANT TO OUR BUSINESS SEGMENTS

Order Backlog

Information regarding order backlog is incorporated herein by reference from the section entitled "Inbound Orders and Order Backlog" in Item 7 of this Annual Report on Form 10-K.

Sources and Availability of Raw Materials

Our business segments purchase carbon steel, stainless steel, aluminum and steel castings and forgings both domestically and internationally. We do not use single source suppliers for the majority of our raw material purchases and believe the available supplies of raw materials are adequate to meet our needs.

Research and Development

We are engaged in research and development activities directed largely toward the improvement of existing products and services, the design of specialized products to meet customer needs and the development of new products, processes and services. A large part of our product development spending in the past has focused on the standardization of our subsea and surface product lines. With standardized products, we can minimize engineering content, improve inventory utilization, and reduce cost through value engineering. Additional financial information about Company-sponsored research and development activities is incorporated herein by reference from Note 19 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Patents, Trademarks and Other Intellectual Property

We own a number of U.S. and foreign patents, trademarks and licenses that are cumulatively important to our businesses. As part of our ongoing research and development, we seek patents when appropriate for new products and product improvements. We have approximately 970 issued patents and pending patent applications worldwide. Further, we license intellectual property rights to or from third parties. We also own numerous U.S. and foreign trademarks and trade names and have approximately 300 registrations and pending applications in the United States and abroad.

We protect and promote our intellectual property portfolio and take those actions we deem appropriate to enforce our intellectual property rights and to defend our right to sell our products. We do not believe, however, that the loss of any one patent, trademark, or license or group of related patents, trademarks, or licenses would have a material adverse effect on our overall business.

Employees

As of December 31, 2009, we had approximately 10,400 full-time employees; approximately 3,200 in the United States and 7,200 in non-U.S. locations. A small percentage of our U.S. employees are represented by labor unions.

Financial Information about Geographic Areas

The majority of our consolidated revenue and segment operating profits are generated in markets outside of the United States. Energy Production Systems and Energy Processing Systems revenue is dependent upon worldwide oil and gas exploration and production activity. Financial information about geographic areas is incorporated herein by reference from Note 19 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Important risk factors that could impact our ability to achieve our anticipated operating results and growth plan goals are presented below. The following risk factors should be read in conjunction with discussions of our business and the factors affecting our business located elsewhere in this Annual Report on Form 10-K and in our other filings with the SEC.

INDUSTRY-RELATED RISKS

- **Demand for the systems and services provided by our businesses depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.**

  We are substantially dependent on conditions in the oil and gas industry and that industry's willingness and ability to spend capital on the exploration for and development of crude oil and natural gas. Any substantial or extended decline in these expenditures may result in the reduced discovery and development of new reserves of oil and gas and the reduced exploitation of existing wells, which could adversely affect demand for our systems and services and, in certain instances, result in the cancellation, modification or rescheduling of existing orders. These factors could have an adverse effect on our revenue and profitability. The level of spending is generally dependent on current and anticipated supply and demand for crude oil and natural gas and the corresponding impact on prices which have been volatile in the past.

- **The industries in which we operate or have operated expose us to potential liabilities arising out of the installation or use of our systems that could adversely affect our financial condition.**

  We operate in an industry that is subject to equipment defects, malfunctions and failures, equipment misuse and natural disasters, the occurrence of which may result in uncontrollable flows of gas or well fluids, fires and explosions. Although we have obtained insurance against many of these risks, we cannot assure that our insurance will be adequate to cover our liabilities. Further, we cannot assure that insurance will generally be available in the future or, if available, that premiums will be commercially justifiable. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations or financial condition could be materially adversely affected.

- **Our customers' industries are undergoing continuing consolidation that may impact our results of operations.**

  Some of our largest customers have consolidated and are using their size and purchasing power to achieve economies of scale and pricing concessions. This consolidation may result in reduced capital spending by such customers or the acquisition of one or more of our other primary customers, which may lead to

decreased demand for our products and services. We cannot assure you that we will be able to maintain our level of sales to any customer that has consolidated or replaced that revenue with increased business activities with other customers. As a result, this consolidation activity could have a significant negative impact on our results of operations or financial condition. We are unable to predict what effect consolidations in the industries may have on prices, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

- **Our operations and the industries in which we operate are subject to a variety of U.S. and international laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.**

We depend on the demand for our systems and services from oil and gas companies. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry. For example, the adoption of laws and regulations curtailing exploration and development of drilling for crude oil and natural gas in our areas of operation for economic, environmental or other reasons could adversely affect our operations by limiting demand for our systems and services. In light of our foreign operations and sales, we are also subject to changes in foreign laws and regulations that may encourage or require hiring of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular non-U.S. jurisdiction.

In addition, environmental laws and regulations affect the systems and services we design, market and sell, as well as the facilities where we manufacture our systems. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future. Because these laws and regulations change frequently, we are unable to predict the cost or impact that they may have on our businesses. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect our operations.

COMPANY-RELATED RISKS

- **Disruptions in the political, regulatory, economic and social conditions of the foreign countries in which we conduct business could adversely affect our business or results of operations.**

We operate manufacturing facilities in 14 countries outside of the United States, and approximately 77% of our 2009 revenue was generated internationally. Instability and unforeseen changes in the international markets in which we conduct business, including economically and politically volatile areas such as North Africa, West Africa, the Middle East, Latin America and the Asia Pacific region, could cause or contribute to factors that could have an adverse effect on the demand for our systems and services, our financial condition or our results of operations. These factors include:

- foreign currency fluctuations or currency restrictions;
- fluctuations in the interest rate component of forward foreign currency rates;
- nationalization and expropriation;
- potentially burdensome taxation;
- inflationary and recessionary markets, including capital and equity markets;
- civil unrest, labor issues, political instability, terrorist attacks, military activity and wars;
- supply disruptions in key oil producing countries;
- ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and pricing;

- trade restrictions, trade protection measures or price controls;
- foreign ownership restrictions;
- import or export licensing requirements;
- restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;
- changes in and the administration of laws and regulations;
- inability to repatriate income or capital; and
- reductions in the availability of qualified personnel.

Because a significant portion of our revenue is denominated in foreign currencies, changes in exchange rates will produce fluctuations in our revenues, costs and earnings, and may also affect the book value of our assets located outside of the U.S. and the amount of our stockholders' equity. Although it is our policy to seek to minimize our currency exposure by engaging in hedging transactions where appropriate, we cannot ensure that our efforts will be successful. To the extent we sell our products and services in foreign markets, currency fluctuations may result in our products and services becoming too expensive for foreign customers.

- **We may lose money on fixed-price contracts.**

As is customary for the business areas in which we operate, we often agree to provide products and services under fixed-price contracts. Under these contracts, we are typically responsible for cost overruns. Our actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. There is inherent risk in the estimation process, including significant unforeseen technical and logistical challenges or longer than expected lead times. A fixed-price contract may prohibit our ability to mitigate the impact of unanticipated increases in raw material prices (including the price of steel) through increased pricing. Depending on the size of a project, variations from estimated contract performance could have a significant impact on our operating results.

- **Due to the types of contracts we enter into, the cumulative loss of several major contracts or alliances may have an adverse effect on our results of operations.**

We often enter into large, long-term contracts that, collectively, represent a significant portion of our revenue. These agreements, if terminated or breached, may have a larger impact on our operating results or our financial condition than shorter-term contracts due to the value at risk. If we were to lose several key alliances or agreements over a relatively short period of time we could experience a significant adverse impact on our financial condition or results of operations.

- **Our businesses are dependent on the continuing services of certain of our key managers and employees.**

We depend on our senior executive officers and other key personnel. The loss of any of these officers or key management could adversely impact our business if we are unable to implement key strategies or transactions in their absence. In addition, competition for qualified employees among companies that rely heavily on engineering and technology (as we do) is intense. The loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products and services.

- **Increased costs of raw materials and other components may result in increased operating expenses and adversely affect our results of operations and cash flows.**

  Our results of operations may be adversely affected by our inability to manage the rising costs and availability of raw materials and components used in our wide variety of products and systems. Unexpected changes in the size and timing of regional and/or product markets, particularly for short lead-time products, could affect our results of operations and our cash flows.

- **Our success depends on our ability to implement new technologies and services.**

  Our success depends on the ongoing development and implementation of new product designs and improvements, and on our ability to protect and maintain critical intellectual property assets related to these developments. If we are not able to obtain patent or other protection of our technology, we may not be able to continue to develop systems, services and technologies to meet evolving industry requirements, and if so, at prices acceptable to our customers.

  Some of our competitors are large national and multinational companies that may be able to devote greater financial, technical, manufacturing and marketing resources to research and development of new systems, services and technologies than we are able to do. If we are unable to compete effectively given these risks, our business, results of operations and financial condition could be adversely affected.

- **Our failure to deliver our backlog on time could affect our future sales and profitability and our relationships with our customers.**

  Many of the contracts we enter into with our customers require long manufacturing lead times and may contain penalty clauses relating to on-time delivery. A failure by us to deliver in accordance with customer expectations could subject us to financial penalties and may result in damage to existing customer relationships. Additionally, we include our expectations regarding the timing of delivery of product currently in backlog within our earnings guidance to the financial markets. Failure to deliver backlog in accordance with expectations could negatively impact our financial performance.

- **Our businesses are subject to a variety of governmental regulations.**

  We are exposed to a variety of federal, state, local and international laws and regulations relating to matters such as environmental, health and safety, labor and employment, import/export control, currency exchange, bribery and corruption and taxation. These laws and regulations are complex, change frequently and have tended to become more stringent over time. In the event the scope of these laws and regulations expand in the future, the incremental cost of compliance could adversely impact our financial condition, results of operations or cash flows.

- **Many of our customers' activity levels, spending for our products and services, and ability to pay amounts owed us may be impacted by continued disruptions in the financial and credit markets as well as volatility in commodity prices.**

  Ongoing disruptions in the financial and credit markets that began in late 2008 could have an adverse effect on our revenue and profitability. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. Limited access to external sources of funding may cause our customers to reduce their capital spending plans. A reduction of cash flow resulting from declines in commodity prices, a reduction in borrowing bases under reserve based credit facilities, or the lack of availability of debt or equity financing may result in a significant reduction in our customers' spending for our products and services. While crude oil price and natural gas prices have increased since their lows during early 2009, such prices are lower than they were during much of 2008 and continue to

experience volatility. An extended worldwide economic recession could lead to further reductions in demand for energy and thus lower oil and natural gas prices. Any prolonged reduction in oil and natural gas prices is likely to depress short-term exploration, development, production and expenditure levels. Oil and gas company perceptions of longer-term lower oil and natural gas prices may reduce or defer major expenditures on long-term, large-scale development projects. Lower levels of activity and expenditures in the oil and gas industry could result in a decline in demand for our systems and services and could have an adverse effect on our revenue and profitability. These same factors may result in our customers' inability to fulfill their contractual obligations to us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our executive offices in Houston, Texas. We operate 25 production facilities in 15 countries.

We believe our properties and facilities meet present requirements and are in good operating condition and that each of our significant production facilities is operating at a level consistent with the requirements of the industry in which it operates.

The significant production properties for the Energy Production Systems operations currently are:

Location	Square Feet (approximate)	Leased or Owned
United States:		
Houston, Texas	561,000	Leased
Oklahoma City, Oklahoma	63,000	Leased
International:		
*Kongsberg, Norway (includes production facility in Drammen, Norway)	650,000	Leased
Rio de Janeiro, Brazil	517,000	Owned
Nusajaya, Malaysia	390,000	Owned
Singapore	263,000	Owned
Dunfermline, Scotland	249,000	Owned
*Sens, France	189,000	Owned
Bergen, Norway	184,000	Leased
Pasir Gudang, Malaysia	118,000	Leased
Macae, Brazil	84,000	Owned
Maracaibo, Venezuela	58,000	Owned
Edmonton, Canada	57,000	Leased
Luanda, Angola	53,000	Leased
Jakarta, Indonesia	53,000	Owned
Stavanger, Norway	30,000	Leased
Collecchio, Italy	26,000	Leased
Arnhem, The Netherlands	26,000	Owned

*These facilities are production properties for both Energy Production Systems and Energy Processing Systems.

The significant production properties for the Energy Processing Systems operations currently are:

Location	Square Feet (approximate)	Leased or Owned
United States:		
Tupelo, Mississippi	348,000	Owned
Stephenville, Texas	261,000	Owned
Erie, Pennsylvania	258,000	Owned
Corpus Christi, Texas	53,000	Leased
Fullerton, California	51,000	Leased
International:		
Ellerbek, Germany	131,000	Owned
Changshu, China	64,000	Leased

ITEM 3. LEGAL PROCEEDINGS

We are the named defendant in a number of lawsuits; however, while the results of litigation cannot be predicted with certainty, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 4. RESERVED

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3), the information regarding our executive officers called for by Item 401(b) of Regulation S-K is hereby included in Part I of this Form 10-K.

The executive officers of FMC Technologies, together with the offices currently held by them, their business experience and their ages as of March 1, 2010, are as follows:

Name	Age	Office, year of election and other information for past five years
Peter D. Kinnear	62	Chairman, President and Chief Executive Officer (2008); President and Chief Executive Officer (2007); President and Chief Operating Officer (2006); Executive Vice President (2004); Vice President (2001)
William H. Schumann, III	59	Executive Vice President, Chief Financial Officer and Treasurer (2010); Executive Vice President and Chief Financial Officer (2007); Senior Vice President and Chief Financial Officer (2001); Treasurer (2002-2004)
John T. Gremp	58	Executive Vice President—Energy Systems (2007); Vice President and Group Manager—Energy Production (2004), General Manager (2002)
Tore H. Halvorsen	55	Senior Vice President—Global Subsea Production Systems (2007); Vice President—Subsea Systems Eastern Hemisphere (2004); Managing Director of FMC Kongsberg Subsea AS (1994)
Robert L. Potter	59	Senior Vice President—Energy Processing and Global Surface Wellhead (2007); Vice President—Energy Processing Systems (2001)
Jeffrey W. Carr	53	Vice President, General Counsel and Secretary (2001)
Maryann T. Seaman	47	Vice President, Administration (2007); Director of Investor Relations and Corporate Development (2003)
Jay A. Nutt	46	Vice President and Controller (2009); Controller (2008); Controller—Energy Systems (2007); Controller—Energy Production Systems (2001)
Bradley D. Beitler	56	Vice President, Technology (2009); Director of Technology (2006); Director of Business Development (2001)

No family relationships exist among any of the above-listed officers, and there are no arrangements or understandings between any of the above-listed officers and any other person pursuant to which they serve as an officer. During the past five years, none of the above-listed officers have been involved in any legal proceedings as defined in Item 401(f) of Regulation S-K. All officers are elected to hold office until their successors are elected and qualified.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the New York Stock Exchange under the symbol FTI. Market information with respect to our common stock is incorporated herein by reference from Note 20 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As of February 22, 2010, there were 3,888 holders of record of FMC Technologies' common stock. On February 22, 2010, the last reported sales price of our common stock on the New York Stock Exchange was $54.99.

We have not declared or paid cash dividends in 2009 or 2008, and we do not currently have a plan to pay cash dividends in the future.

On July 31, 2008, we spun-off our FoodTech and Airport Systems businesses, which are now known as JBT, through a tax-free dividend to our shareholders. We distributed 0.216 shares of JBT common stock for every share of our stock outstanding as of the close of business on July 22, 2008. We did not retain any shares of JBT common stock.

As of December 31, 2009, our securities authorized for issuance under equity compensation plans were as follows:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	499,611[1]	$10.34	14,226,905[2]
Equity compensations plans not approved by security holders	—	—	—
Total	499,611[1]	$10.34	14,226,905[2]

(1) The table includes the number of shares that may be issued upon the exercise of outstanding options to purchase shares of FMC Technologies Common Stock under the Amended and Restated FMC Technologies Incentive Compensation and Stock Plan (the "Plan"). The table does not include shares of restricted stock that have been awarded under the Plan but which have not yet vested.

(2) The table includes shares available for future issuance under the Plan, excluding the shares quantified in the first column. This number includes 2,875,578 shares available for issuance for nonvested stock awards that vest after December 31, 2009.

We had no unregistered sales of equity securities during the three months ended December 31, 2009.

In 2005, we announced a repurchase plan approved by our Board of Directors authorizing the repurchase of up to two million shares of our issued and outstanding common stock through open market purchases. The Board of Directors authorized extensions of this program, adding five million shares in February 2006 and eight million shares in February 2007 for a total of 15 million shares of common stock authorized for repurchase. As a result of the two-for-one stock split on August 31, 2007, the authorization was increased to 30 million shares. In July 2008, in connection with the JBT spin-off, and as required by the Internal Revenue Service ("IRS"), the Board of Directors authorized the repurchase of $95.0 million of our outstanding common stock in addition to the 30 million shares described above.

The following table summarizes repurchases of our common stock during the three months ended December 31, 2009.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased under the Plans or Programs (b)
October 1, 2009 – October 31, 2009	**14,376**	**$51.95**	**8,916**	**5,781,743**
November 1, 2009 – November 30, 2009	**440**	**$54.48**	**—**	**5,781,743**
December 1, 2009 – December 31, 2009	**371,897**	**$57.45**	**366,667**	**5,415,076**
Total	**386,713**	**$57.24**	**375,583**	**5,415,076**

(a) Represents 375,583 shares of common stock repurchased and held in treasury and 11,130 shares of common stock purchased and held in an employee benefit trust established for the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan. In addition to these shares purchased on the open market, we sold 13,610 shares of registered common stock held in this trust, as directed by the beneficiaries during the three months ended December 31, 2009.

(b) As of December 31, 2009, there were no remaining shares available for purchase under the July 2008 Board of Directors authorization.



ASSUMES $100 INVESTED ON DEC. 31, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2009

The chart compares the percentage change in the cumulative stockholder return on our common stock against the cumulative total return of the Philadelphia Oil Service Sector Index (OSX) and the S&P Composite 500 Stock Index. The comparison is for a period beginning December 31, 2004 and ending December 31, 2009. The chart assumes the investment of $100 on December 31, 2004 and the reinvestment of all dividends, including the reinvestment of the JBT stock dividend paid to our shareholders on July 31, 2008.

	2004	2005	2006	2007	2008	2009
FMC TECHNOLOGIES, INC.	$100	$133	$191	$352	$156	$378
OSX	$100	$150	$171	$251	$102	$164
S&P 500	$100	$105	$121	$128	$ 81	$102

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data derived from our audited financial statements. Audited financial statements for the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008 are included elsewhere in this report.

(In millions) **Years Ended December 31**	**2009**	**2008**	**2007**	**2006**	**2005**
Revenue:					
Energy Production Systems	$3,721.9	$3,670.7	$2,882.2	$2,249.5	$1,770.5
Energy Processing Systems	698.4	883.2	767.7	672.3	521.8
Other revenue and intercompany eliminations	(14.9)	(3.0)	(1.0)	(6.4)	(9.9)
Total revenue	$4,405.4	$4,550.9	$3,648.9	$2,915.4	$2,282.4
Cost of sales	$3,434.5	$3,623.1	$2,921.9	$2,370.0	$1,858.5
Selling, general and administrative expense	389.5	351.7	310.6	271.0	228.7
Research and development expense	51.3	45.3	40.8	33.0	29.2
Total costs and expenses	3,875.3	4,020.1	3,273.3	2,674.0	2,116.4
Other income (expense), net	(2.7)	(23.0)	29.9	(7.0)	(6.3)
Income from continuing operations before net interest expense and income taxes	527.4	507.8	405.5	234.4	159.7
Net interest expense	(9.5)	(1.5)	(9.3)	(6.7)	(5.4)
Income from continuing operations before income taxes	517.9	506.3	396.2	227.7	154.3
Provision for income taxes	155.1	152.0	134.5	62.7	56.9
Income from continuing operations	362.8	354.3	261.7	165.0	97.4
Income from discontinued operations, net of income taxes	0.5	8.4	42.2	113.8	12.2
Net income	363.3	362.7	303.9	278.8	109.6
Less: net income attributable to noncontrolling interests	(1.5)	(1.4)	(1.1)	(2.5)	(3.5)
Net income attributable to FMC Technologies, Inc.	$ 361.8	$ 361.3	$ 302.8	$ 276.3	$ 106.1

(In millions, except per share data) **Years Ended December 31**	**2009**	**2008**	**2007**	**2006**	**2005**
Diluted earnings per share attributable to FMC Technologies:					
Income from continuing operations	$ 2.87	$ 2.72	$ 1.95	$ 1.16	$ 0.66
Diluted earnings per share	$ 2.88	$ 2.78	$ 2.26	$ 1.97	$ 0.75
Diluted weighted average shares outstanding	125.7	129.7	133.8	140.3	141.6
Common stock price range:					
High	$ 58.84	$ 80.86	$ 66.86	$ 35.67	$ 21.89
Low	$ 23.79	$ 20.34	$ 27.76	$ 22.50	$ 14.53
Cash dividends declared	$ —	$ —	$ —	$ —	$ —

As of December 31	2009	2008	2007	2006	2005
Balance sheet data:					
Total assets	$3,509.5	$3,580.9	$3,211.1	$2,487.8	$2,095.6
Net (debt) cash (1)	$ 40.6	$ (154.9)	$ 0.2	$ (138.9)	$ (103.0)
Long-term debt, less current portion	$ 391.6	$ 472.0	$ 112.2	$ 212.6	$ 252.6
Total FMC Technologies, Inc. stockholders' equity	$1,102.8	$ 690.4	$1,021.7	$ 886.0	$ 699.5

Years Ended December 31	2009	2008	2007	2006	2005
Other financial information:					
Capital expenditures	$ 110.0	$ 165.0	$ 179.6	$ 115.6	$ 69.9
Cash flows provided by operating activities of continuing operations	$ 596.6	$ 261.7	$ 542.8	$ 51.7	$ (79.0)
Segment operating capital employed (2)	$1,369.6	$1,160.1	$ 920.6	$ 964.6	$ 657.5
Order backlog (3)	$2,545.4	$3,651.2	$4,490.7	$2,332.0	$1,662.4

(1) Net (debt) cash consists of short-term debt, long-term debt and the current portion of long-term debt less cash and cash equivalents. Net (debt) cash is a non-GAAP measure that management uses to evaluate our capital structure and financial leverage. See Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional discussion of net (debt) cash.

(2) We view segment operating capital employed, which consists of assets, net of liabilities, as the primary measure of segment capital. Segment operating capital employed excludes corporate debt facilities and certain investments, pension liabilities, deferred and currently payable income taxes and LIFO inventory reserves.

(3) Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

Statement under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995: FMC Technologies, Inc. and its representatives may from time to time make written or oral statements that are "forward-looking" and provide information that is not historical in nature, including statements that are or will be contained in this report, the notes to our consolidated financial statements, our other filings with the Securities and Exchange Commission, our press releases and conference call presentations and our other communications to our stockholders. These statements involve known and unknown risks, uncertainties and other factors that may be outside of our control and may cause actual results to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, those described under Risk Factors in Item 1A of this Annual Report on Form 10-K.

In some cases, forward-looking statements can be identified by such words or phrases as "will likely result," "is confident that," "expects," "should," "could," "may," "will continue to," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends" or similar expressions identifying "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. Such forward-looking statements are based on our current views and assumptions regarding future events, future business conditions and our outlook based on currently available information. We wish to caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date made and involve judgments.

Executive Overview

We design, manufacture and service sophisticated machinery and systems for customers in the energy industry. We have manufacturing operations worldwide strategically located to facilitate delivery of our products and services to our customers. Our operations are aggregated into two reportable segments: Energy Production Systems and Energy Processing Systems. We focus on economic and industry-specific drivers and key risk factors affecting our business segments as we formulate our strategic plans and make decisions related to allocating capital and human resources. The following discussion provides examples of the kinds of economic and industry factors and key risks that we consider.

The results of our businesses are primarily driven by changes in exploration and production spending by oil and gas companies, which in part depend upon current and anticipated future crude oil and natural gas demand, production volumes, and consequently prices. Our Energy Production Systems business is affected by trends in land and offshore oil and natural gas production, including shallow and deepwater development. Our Energy Processing Systems business results reflect spending by oilfield service companies and engineering construction companies for equipment and systems that facilitate the flow, measurement and transportation of crude oil and natural gas. We use crude oil and natural gas prices as an indicator of demand. While crude oil and natural gas prices have increased since their lows during early 2009, such prices are lower than they were during much of 2008 and continue to experience volatility. The level of production activity worldwide influences spending decisions, and we use rig count as an additional indicator of demand.

We also focus on key risk factors when determining our overall strategy and making decisions for allocating capital. These factors include risks associated with the global economic outlook, product obsolescence, and the competitive environment. We address these risks in our business strategies, which incorporate continuing development of leading edge technologies, cultivating strong customer relationships, and growing our energy business.

In 2009, we expanded our portfolio of technology offerings through the acquisition of DDS and MPM to further enhance and strengthen our capabilities in the subsea processing market. DDS is a California-based manufacturer of high-performance permanent magnet motors and bearings for the oil and gas industry. MPM is a Norway-based manufacturer of high-performance multiphase flow meters.

We have developed close working relationships with our customers in our business segments. Our Energy Production Systems business results reflect our ability to build long-term alliances with oil and natural gas companies that are actively engaged in offshore deepwater development, and to provide solutions for their needs in a timely and cost-effective manner. We have formed similar collaborative relationships with oilfield service companies in Energy Processing Systems. We believe that by working closely with our customers we enhance our competitive advantage, strengthen our market positions and improve our results.

As we evaluate our operating results, we view our business segments by product line and consider performance indicators like segment revenue, operating profit and capital employed, in addition to the level of inbound orders and order backlog. A significant and growing proportion of our revenues are recognized under the percentage of completion method of accounting. Our payments for such arrangements are generally received according to milestones achieved under stated contract terms. Consequently, the timing of revenue recognition is not always highly correlated with the timing of customer payments. We may structure our contracts to receive advance payments which we may use to fund engineering efforts and inventory purchases. Working capital (excluding cash) and net (debt) cash are therefore key performance indicators of cash flows.

On July 31, 2008, we spun-off our FoodTech and Airport Systems businesses, which are now known as JBT, through a tax-free dividend to our shareholders. The results of JBT have been reported as discontinued operations for all periods presented. For additional information related to the spin-off of JBT, see Note 3 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

In our segments, we serve customers from around the world. During 2009, approximately 77% of our total sales were to non-U.S. locations. We evaluate international markets and pursue opportunities that fit our technological capabilities and strategies. For example, we have targeted opportunities in West Africa, Brazil, Russia and the Asia Pacific region because of the expected offshore drilling potential in those regions.

Business Outlook

The long-term outlook for our businesses remains generally favorable despite the impact of the protracted global recession and ongoing uncertainty in the equity and credit markets that commenced in the second half of 2008. Additionally, the impact of the steep decline in the North American rig count and oilfield activity seen in the first half of 2009 resulted in several downward revisions to estimates for global hydrocarbon demand during the first half of 2009. However, management believes that global demand for hydrocarbons will strengthen as macroeconomic conditions improve.

Management remains cautiously optimistic about business levels in early 2010. Current commodity markets are reflective of stabilizing global economies and firming expectations of increased energy demand for 2010 and beyond. As a result of the rising expectations for energy demand, commodity prices have been steadily increasing from the depressed levels witnessed in early 2009. Consequently, demand for exploration and production activity is also stabilizing and is expected to grow modestly in 2010.

CONSOLIDATED RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

($ in millions)	Year Ended December 31,			Change			
	2009	2008	2007	2009 vs. 2008		2008 vs. 2007	
Revenue	$4,405.4	$4,550.9	$3,648.9	$(145.5)	(3)%	$902.0	25%
Costs and expenses:							
Cost of sales	3,434.5	3,623.1	2,921.9	(188.6)	(5)	701.2	24
Selling, general and administrative expense	389.5	351.7	310.6	37.8	11	41.1	13
Research and development expense	51.3	45.3	40.8	6.0	13	4.5	11
Total costs and expenses	3,875.3	4,020.1	3,273.3	(144.8)	(4)	746.8	23
Other income (expense), net	(2.7)	(23.0)	29.9	20.3	88	(52.9)	*
Net interest expense	(9.5)	(1.5)	(9.3)	(8.0)	*	7.8	84
Income before income taxes	517.9	506.3	396.2	11.6	2	110.1	28
Provision for income taxes	155.1	152.0	134.5	3.1	2	17.5	13
Income from continuing operations	362.8	354.3	261.7	8.5	2	92.6	35
Income from discontinued operations, net of income taxes	0.5	8.4	42.2	(7.9)	*	(33.8)	*
Net income	363.3	362.7	303.9	0.6	—	58.8	19
Less: net income attributable to noncontrolling interests	(1.5)	(1.4)	(1.1)	(0.1)	(7)	(0.3)	(27)
Net income attributable to FMC Technologies, Inc	$ 361.8	$ 361.3	$ 302.8	$ 0.5	— %	$ 58.5	19%

* Not meaningful

2009 Compared With 2008

Our total revenue for the year ended December 31, 2009, decreased by $145.5 million compared to the prior year. Total revenue for 2009 included a $355.0 million unfavorable impact of foreign currency translation, as compared to 2008. Excluding the impact of foreign currency translation, total revenue grew by $209.5 million during 2009, compared to the prior year, as a result of our Energy Production businesses. The revenue increase was partially offset by a decline in Energy Processing revenue, largely driven by the weaker year-over-year North American oilfield activity due to the deterioration of oil and gas prices in early 2009.

Gross profit (revenue less cost of sales) increased as a percentage of sales from 20.4% in 2008 to 22.0% in 2009. The margin improvement was largely attributable to a more profitable mix of projects in our subsea business, net of additional contract-related charges during 2009. On an absolute dollar basis, gross profit increased by $43.1 million during the year ended December 31, 2009, as compared to the prior year. Excluding the impact of foreign currency translation, gross profit increased $100.4 million in 2009 as compared to 2008.

Selling, general and administrative ("SG&A") expense increased as a percentage of sales from 7.7% in 2008 to 8.8% in 2009. SG&A expense for 2009 included a $13.9 million favorable impact from foreign currency translation. The improvement in our common stock price and other investments held in an employee benefit trust for our nonqualified deferred compensation plan resulted in $8.5 million of compensation expense in 2009, compared to a gain of $11.4 million in 2008. We also had increased pension expense of $11.4 million year-over-year as a result of lower plan asset performance during 2008. Additionally, we had increased spending in our Energy Production businesses due to increased bid activity for projects to be awarded in 2010.

We increased our research and development activities in 2009 as we continue to advance new technologies for subsea processing capabilities.

Other income (expense), net, reflected non-operating losses of $6.3 million and $15.7 million on foreign currency exposures and derivative instruments, for which hedge accounting is not applied, for the years ended December 31, 2009 and 2008, respectively. Additionally, we recognized $3.5 million in gains during 2009, compared to $7.3 million in expense during 2008, associated with investments held in an employee benefit trust for our non-qualified deferred compensation plan. Further discussion of our derivative instruments is incorporated herein by reference from Note 14 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Net interest expense was higher in 2009, primarily due to lower interest income in 2009, as compared to 2008, driven by lower yields on cash investments.

Our provision for income taxes reflected an effective tax rate of 30.0% in 2009. In 2008, our effective tax rate was 30.1%. The decrease in the effective rate in 2009 is primarily related to a favorable change in country mix of earnings, partially offset by a provision of U.S. tax on the earnings of certain foreign subsidiaries that we have determined are not indefinitely reinvested, an increase in the U.S. tax cost of deemed and actual dividends from foreign subsidiaries, and an increased provision of U.S. tax on unrecognized tax benefits. The difference between the effective tax rate and the statutory U.S. federal income tax rate related primarily to differing foreign and state tax rates and the impact of foreign earnings repatriation.

2008 Compared With 2007

Our total revenue for the year ended December 31, 2008, reflected growth in both business segments compared to the prior year. Our Energy Production Systems businesses provided $788.5 million of the $902.0 million increase. We benefited from high demand for equipment and systems during 2007, especially subsea systems, used in major oil and gas producing regions throughout the world. The favorable market conditions during 2007

produced a strong backlog position at December 31, 2007, and subsequently, higher revenues for the year ended December 31, 2008, compared to the year ended December 31, 2007. Energy Processing Systems revenues grew by $115.5 million from the prior year largely reflecting continued infrastructure investment related to metering systems and coal-fired power generation.

Gross profit (revenue less cost of sales) increased $200.8 million, and as a percentage of sales from 19.9% in 2007 to 20.4% in 2008. The increase was largely attributable to higher sales volume and to a lesser extent, higher margins in our Energy Production businesses, reflecting more complex subsea projects.

Selling, general and administrative ("SG&A") expense for 2008 increased compared to 2007, but declined as a percentage of sales from 8.5% in 2007 to 7.7% in 2008 as we continued to leverage our SG&A spending. The majority of our increased SG&A spending in 2008 was for Energy Production Systems relating to increased sales volumes.

We increased our research and development activities in 2008 as we advanced new technologies for subsea processing capabilities.

Other income (expense), net, reflected non-operating losses of $15.7 million and gains of $27.9 million on foreign currency exposures and derivative instruments, for which hedge accounting was not applied, for the years ended December 31, 2008 and 2007, respectively. Additionally, we had $7.3 million in compensation expense during 2008 associated with investments held in an employee benefit trust for our non-qualified deferred compensation plan. Further discussion of our derivative instruments is incorporated herein by reference from Note 14 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Net interest expense was lower in 2008, reflective of lower average debt levels and lower borrowing costs during 2008.

Our provision for income taxes reflected an effective tax rate of 30.1% in 2008. In 2007, our effective tax rate was 34.0%. The decrease in the effective tax rate was largely attributable to a favorable change in the country mix of earnings, partially offset by an increase in U.S. tax cost of deemed and actual dividends from foreign subsidiaries, and an increased provision of U.S. tax on unrecognized tax benefits. The difference between the effective rate and the statutory U.S. federal income tax rate related primarily to differing foreign and state tax rates and the impact of foreign earnings repatriation.

Discontinued Operations

Income from discontinued operations, net of income taxes, for the year ended December 31, 2008, primarily reflected $25.7 million, net of tax, in operating results of JBT for the seven months ended July 31, 2008, partially offset by $17.8 million, net of tax, of expenses related to the spin-off of JBT. These expenses consist primarily of non-deductible legal, accounting and professional fees to complete activities associated with the spin-off.

Operating Results of Business Segments

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes and other expense, net.

The following table summarizes our operating results for the years ended December 31, 2009, 2008 and 2007:

($ in millions)	Year Ended December 31,			Favorable/(Unfavorable)			
	2009	2008	2007	2009 vs. 2008		2008 vs. 2007	
Revenue							
Energy Production Systems	$3,721.9	$3,670.7	$2,882.2	$ 51.2	1 %	$788.5	27%
Energy Processing Systems	698.4	883.2	767.7	(184.8)	(21)	115.5	15
Other revenue and intercompany eliminations	(14.9)	(3.0)	(1.0)	(11.9)	*	(2.0)	*
Total revenue	$4,405.4	$4,550.9	$3,648.9	$(145.5)	(3)%	$902.0	25%
Net income							
Segment operating profit							
Energy Production Systems	$ 516.1	$ 420.7	$ 287.9	$ 95.4	23 %	$132.8	46%
Energy Processing Systems	102.4	165.5	142.5	(63.1)	(38)	23.0	16
Total segment operating profit	618.5	586.2	430.4	32.3	6	155.8	36
Corporate items:							
Corporate expense	(35.4)	(37.5)	(35.1)	2.1	6	(2.4)	(7)
Other revenue and other (expense), net	(57.2)	(42.3)	9.1	(14.9)	(35)	(51.4)	*
Net interest expense	(9.5)	(1.5)	(9.3)	(8.0)	*	7.8	84
Total corporate items	(102.1)	(81.3)	(35.3)	(20.8)	(26)	(46.0)	(130)
Income from continuing operations before income taxes	516.4	504.9	395.1	11.5	2	109.8	28
Provision for income taxes	155.1	152.0	134.5	(3.1)	(2)	(17.5)	(13)
Income from continuing operations	361.3	352.9	260.6	8.4	2	92.3	35
Income from discontinued operations, net of income taxes	0.5	8.4	42.2	(7.9)	*	(33.8)	*
Net income attributable to FMC Technologies, Inc.	$ 361.8	$ 361.3	$ 302.8	$ 0.5	— %	$ 58.5	19%

* Not meaningful

We report our results of operations in U.S. dollars; however, our earnings are generated in a number of currencies worldwide. We generate a significant amount of revenue, and incur a significant amount of costs, in Norwegian Krone, Brazilian Real, and the Euro, for example. The earnings of subsidiaries functioning in their local currencies are translated into U.S. dollars based upon the average exchange rate for the period, in order to provide worldwide consolidated results. While the U.S. dollar results reported reflect the actual economics of the period reported upon, the variances from prior periods include the impact of translating earnings at different rates.

A summary of the translation impact on our consolidated results follows:

(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue (decline) growth:			
Reported	$(145.5)	$902.0	$733.5
Due to translation	$(355.0)	$ 92.4	$225.8
Segment operating profit growth:			
Reported	$ 32.3	$155.8	$138.3
Due to translation	$ (41.8)	$ 15.3	$ 17.9

The revenue impacts are primarily reflected in Energy Production Systems—96%, 87% and 93% for the years ended December 31, 2009, 2008 and 2007, respectively. The operating profit impacts are primarily reflected in Energy Production Systems—95%, 84% and 95% for the years ended December 31, 2009, 2008 and 2007, respectively.

Energy Production Systems

2009 Compared With 2008

Energy Production Systems' revenue was $51.2 million higher for the year ended December 31, 2009, compared to the same period in 2008. Revenue for 2009 included a $340.0 million unfavorable impact of foreign currency translation, as compared to 2008. Excluding the impact of foreign currency translation, total revenue grew by $391.2 million during 2009, compared to the prior year. The increase was driven primarily by the conversion of subsea backlog to revenue during the year. Subsea volumes increased primarily as a result of progress on new and ongoing projects worldwide; notably projects located in the North Sea, in the Gulf of Mexico, West Africa and offshore Brazil. Further, international activity levels in our surface wellhead business have seen modest improvement, but this was more than offset by the decline in the North American surface wellhead markets.

Energy Production Systems' operating profit totaled $516.1 million, or 13.9% of revenue, for the year ended December 31, 2009, and was 2.4 percentage points above the operating profit generated in the prior year. The margin improvement resulted primarily from a more profitable mix of projects in our subsea business, net of additional contract-related charges during 2009. On an absolute dollar basis, operating profit increased by $95.4 million in 2009, as compared to 2008. Excluding the impact of foreign currency translation, operating profit increased $135.2 million during 2009, as compared to the prior year.

2008 Compared With 2007

Energy Production Systems' revenue was $788.5 million higher for the year ended December 31, 2008, compared to the same period in 2007, which included approximately $80.5 million related to foreign currency translation. Segment revenue is affected by trends in land and offshore oil and gas exploration and production, including shallow and deepwater development. Higher demand for our products and services in prior periods has resulted in project-related subsea systems revenue of $3.0 billion for the year ended December 31, 2008, compared to $2.3 billion for the comparable period in 2007. Subsea volumes increased primarily as a result of progress on new and ongoing projects worldwide; notably projects located in the North Sea, in the Gulf of Mexico and offshore Brazil.

Energy Production Systems' operating profit increased by $132.8 million for the year ended 2008 compared to the same period in 2007, which includes approximately $12.9 million related to foreign currency translation. The increase in sales volume accounted for $120.8 million of the profit increase. We achieved approximately $55.1 million in other margin improvements, primarily reflective of more complex, and higher margin, subsea projects. Offsetting these profit increases were $38.9 million in increased selling, general and administrative costs resulting from higher staff levels, and $3.4 million in higher costs for research and development of our subsea and surface technologies.

Energy Processing Systems

2009 Compared With 2008

Energy Processing Systems' revenue decreased $184.8 million for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease was driven largely by reduced demand for fluid control products, resulting from weaker oil and gas prices which led to the decline in the North American oilfield activity experienced during the first half of 2009. Additionally, material handling revenues were negatively impacted due to a weakened demand for coal-fired power generation and, to a lesser extent, the measurement solutions business had several large product shipments during 2008 which did not repeat in 2009. The decreases also reflect the impact of a strengthening U.S. dollar in 2009, as compared to 2008.

Energy Processing Systems' operating profit for the year ended December 31, 2009, decreased $63.1 million compared to the same period of 2008, primarily reflecting the decline in product sales volumes.

2008 Compared With 2007

Energy Processing Systems' revenue increased $115.5 million for the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase was driven primarily by higher volume in the measurement solutions and material handling businesses, reflecting continued infrastructure investment related to metering systems and coal-fired power generation.

Energy Processing Systems' operating profit for the year ended December 31, 2008, increased $23.0 million compared to the same period of 2007. Higher product sales volumes contributed $34.5 million of increased operating profit, primarily in the measurement solutions and material handling businesses, partially offset by an unfavorable product mix, increased headcount related selling and administrative costs, higher commission expense and higher research and development spending in support of improved sales volume.

Corporate Items

2009 Compared With 2008

Our corporate items reduced earnings by $102.1 million in 2009, compared to $81.3 million in 2008. We recognized $5.0 million in expense during 2009, compared to $4.1 million in gains during 2008, associated with investments held in an employee benefit trust for our non-qualified deferred compensation plan. We also had increased pension expense of $8.6 million year-over-year as a result of lower plan asset performance during 2008 and an $8.0 million increase in interest expense, net, primarily due to lower interest income in 2009, as compared to 2008, driven by lower yields on cash investments. These costs were partially offset by favorable adjustments to our LIFO reserve of $5.3 million, attributable to lower inventory levels and lower cost indexes and a decrease in other corporate costs of $2.1 million resulting from cost containment efforts to align staffing with current business activities.

2008 Compared With 2007

Our corporate items reduced earnings by $81.3 million in 2008 compared to $35.3 million in 2007. The increase in expense in 2008 primarily reflected mark-to-market losses on foreign currency forward contracts of $8.7 million in 2008, compared to gains in the prior year of $30.9 million, combined with increased stock-based compensation of $6.5 million and other corporate staff costs of $2.4 million. These costs were partially offset by a $7.8 million decrease in interest expense, net, attributable to reduced borrowing levels and lower interest rates in 2008.

Inbound Orders and Order Backlog

Inbound orders represent the estimated sales value of confirmed customer orders received during the reporting period and the impact of translation on the previous year's backlog. Backlog translation positively affected orders by $363.3 million in the year ended December 31, 2009, and negatively affected orders by $593.1 million in the comparable period of 2008.

	Inbound Orders Year Ended December 31,	
(In millions)	**2009**	**2008**
Energy Production Systems	$2,709.4	$2,853.2
Energy Processing Systems	606.4	865.9
Intercompany eliminations	(16.9)	(7.6)
Total inbound orders	$3,298.9	$3,711.5

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

(In millions)	Order Backlog December 31, 2009	2008
Energy Production Systems	$2,332.6	$3,345.0
Energy Processing Systems	221.1	313.2
Intercompany eliminations	(8.3)	(7.0)
Total order backlog	$2,545.4	$3,651.2

Order backlog for Energy Productions Systems at December 31, 2009, decreased by $1.0 billion compared to year-end 2008, as new orders in 2009 did not fully replace the prior year backlog that was converted into revenue in 2009. Lower inbound orders are the result of the weak global economic climate and some lingering uncertainty regarding the recovery from the global economic recession and its impact on energy demand. Inbound orders are expected to improve during the last half of 2010. Backlog of $2.3 billion at December 31, 2009, includes various projects for BP; Petrobras' Cascade, Tambau and GLL-9; Shell's Gumusut; Statoil's Ormen Lange Phase II, Vega, Asgard, and Gjoa; Total's Pazflor; Tullow's Jubilee and Woodside's Pluto subsea projects. We expect to convert approximately 80% of December 31, 2009 backlog into revenue during 2010.

Order backlog for Energy Processing Systems at December 31, 2009, decreased by 29% compared to year-end 2008, due largely from the drawdown on significant projects in the material handling and loading systems businesses and decreased demand for fluid control products resulting from weaker oil and gas prices and lower year-over-year North American oilfield activity during early 2009. We are beginning to see some recovery in the oil and gas markets, and consequently, we anticipate an increase in orders in 2010. However, there is still some uncertainty as to the stability of the recovery. We expect to convert approximately 70% of the December 31, 2009 backlog into revenue during 2010.

Liquidity and Capital Resources

We generate our capital resources largely through operations and, when needed, through various credit facilities.

Our net cash at December 31, 2009, was $40.6 million, compared with net debt of $154.9 million at December 31, 2008. Net debt, or net cash, is a non-GAAP measure reflecting debt, net of cash and cash equivalents. Management uses this non-GAAP measure to evaluate our capital structure and financial leverage. We believe that net debt, or net cash, is a meaningful measure which will assist investors in understanding our results and recognizing underlying trends. This measure supplements disclosures required by GAAP. The following table provides details of the balance sheet classifications included in net debt.

(In millions)	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ 460.7	$ 340.1
Short-term debt and current portion of long-term debt	(28.5)	(23.0)
Long-term debt, less current portion	(391.6)	(472.0)
Net cash (debt)	$ 40.6	$(154.9)

The change in our net cash (debt) position reflects cash generated from operations, which more than offset repurchases of our common stock of $155.7 million, capital expenditures of $110.0 million, and payments for acquisitions of $162.6 million.

Cash flows for each of the years in the three-year period ended December 31, 2009, were as follows:

(In millions)	Year Ended December 31,		
	2009	2008	2007
Cash provided by operating activities of continuing operations	$ 596.6	$ 261.7	$ 542.8
Cash required by investing activities of continuing operations	(253.7)	(282.9)	(181.0)
Cash provided (required) by financing activities	(237.6)	252.7	(355.6)
Cash provided (required) by discontinued operations	(2.1)	(15.8)	29.0
Effect of exchange rate changes on cash and cash equivalents	17.4	(5.1)	14.8
Increase (decrease) in cash and cash equivalents	$ 120.6	$ 210.6	$ 50.0

Operating Cash Flows

During the year ended December 31, 2009, we generated $596.6 million in cash flows from operating activities of continuing operations, which represented a $334.9 million increase compared to the prior year. The year-over-year improvement is largely attributable to lower working capital investment associated with our portfolio of projects. Our working capital balances can vary significantly depending on the payment terms and timing of delivery on key contracts.

Our cash flows from operating activities in 2008 were $281.1 million lower than the prior year. The decrease is due primarily to the higher investments in working capital resulting from required investments in accounts receivable and inventory in the Energy Production segment.

Investing Cash Flows

Our cash requirements for investing activities of continuing operations were $253.7 million and $282.9 million during 2009 and 2008, respectively, primarily consisting of amounts to fund acquisitions and capital expenditures. Acquisition funding in 2009, which largely related to the purchase of DDS and MPM, resulted in cash outflows, net of cash acquired of $120.2 million and $32.4 million, respectively. We spent $121.3 million on investments in 2008, related primarily to our purchase of a 45% interest in Schilling Robotics, LLC. Capital expenditures, net of cash proceeds associated with certain asset and investment disposals, decreased year-over-year, reflecting lower spending on subsea capacity additions and offshore tooling and the completion of intervention assets in early 2009 for Energy Production Systems.

Cash required by investing activities in 2007 was $181.0 million, primarily reflecting the investment in subsea intervention assets, offshore tooling and subsea capacity additions. Additionally, we spent $64.4 million for acquisitions, including $59.7 million for the purchase of the remaining interest in CDS Engineering BV, partially offset by proceeds from the sale and leaseback of land and property in Houston, Texas.

Financing Cash Flows

Cash required by financing activities was $237.6 million in 2009, compared to cash provided of $252.7 million for 2008. We reduced our net borrowings by $80.2 million in 2009, compared to increased net borrowings of $369.4 million in 2008. Additionally, we received proceeds from JBT of $196.2 million in 2008, in conjunction with the spin-off of JBT. Cash was used for both years to repurchase common stock under our share repurchase authorization program.

Cash outflows in 2007 related primarily to the reduction in net borrowings of $98.4 million and the repurchase of common stock under our share repurchase authorization program.

Discontinued Operations Cash Flows

We reported an immaterial amount of cash required by discontinued operations in 2009, related to the spin-off of JBT which occurred in July 2008. Cash required by and provided by discontinued operations in 2008 and 2007, respectively, primarily reflected the operating and investing activities of JBT.

Debt and Liquidity

Total borrowings at December 31, 2009 and 2008, comprised the following:

(In millions)	December 31, 2009	December 31, 2008
Revolving credit facilities	$100.0	$407.0
Commercial paper	278.7	52.0
Uncommitted credit facilities	28.1	19.1
Property financing	8.1	8.5
Other	5.2	8.4
Total borrowings	$420.1	$495.0

The following is a summary of our credit facilities at December 31, 2009:

(In millions) Description	Amount	Debt Outstanding	Commercial Paper Outstanding (a)	Letters of Credit	Unused Capacity	Maturity
Five-year committed revolving credit facility	$600.0	$100.0	$278.7	$27.8	$193.5	December 2012
364-day revolving committed credit agreement	350.0	—	—	—	350.0	January 2010
	$950.0	$100.0	$278.7	$27.8	$543.5	

(a) Under our commercial paper program, we have the ability to access up to $500.0 million of financing through our commercial paper dealers. Our available capacity under our revolving credit facilities is reduced by any outstanding commercial paper.

Committed credit available under our five-year revolving credit facility maturing in December 2012 provides the ability to issue our commercial paper obligations on a long-term basis. We had $278.7 million of commercial paper issued under this facility at December 31, 2009. Since we had both the ability and intent to refinance these obligations on a long-term basis, our commercial paper borrowings were classified as long-term on the consolidated balance sheets at December 31, 2009.

Our $600 million five-year revolving credit agreement maturing in December 2012, with JPMorgan Chase Bank, N.A., as Administrative Agent, accrues interest at a rate equal to, at our option, either (a) a base rate determined by reference to the higher of (1) the agent's prime rate and (2) the federal funds rate plus ½ of 1% or (b) an interest rate of 45 basis points above the London Interbank Offered Rate ("LIBOR"). The margin over LIBOR is variable and is determined based on our debt rating.

In January 2009, we entered into a $350 million 364-day revolving committed credit agreement maturing in January 2010, with Bank of America, N.A., as Administrative Agent. Under the credit agreement interest accrues at a rate equal to, at our option, either (a) a base rate determined by reference to the higher of (1) the agent's prime rate, (2) the federal funds rate plus ½ of 1% or (3) the London Interbank Offered Rate ("LIBOR") plus 1.00%; or (b) LIBOR plus 2.25%. The margin over LIBOR is variable and is determined based on our credit rating.

Among other restrictions, the terms of the credit agreements include negative covenants related to liens and a financial covenant related to the debt-to-earnings ratio. We are in compliance with all restrictive covenants as of December 31, 2009.

On January 13, 2010, we entered into a $350 million revolving credit agreement with Bank of America, N.A., as Administrative Agent. The new facility matures in January 2013 and replaces, in kind, the $350 million 364-day revolving credit agreement that matured on January 13, 2010.

Outlook for 2010

Historically, we have generated our capital resources primarily through operations and, when needed, through credit facilities. We continue to witness volatility in the credit, equity and commodity markets that began in 2008. While this creates some degree of uncertainty for our business, management believes we have secured sufficient credit capacity to mitigate potential negative impacts on our operations. We expect to continue to meet our cash requirements with a combination of cash on hand, cash generated from operations and our credit facilities.

We are projecting to spend approximately $140.0 million during 2010 for capital expenditures, largely for enhancements to our manufacturing and service capabilities. We anticipate contributing approximately $14.5 million to our pension plans in 2010. Further, we expect to continue our stock repurchases authorized by our Board, with the timing and amounts of these repurchases dependent upon market conditions and liquidity.

We have $543.5 million in capacity available under our bank lines that we expect to utilize if working capital temporarily increases in response to market demand, and when opportunities for business acquisitions meet our standards. Our intent is to maintain a level of financing sufficient to meet this objective. We continue to evaluate acquisitions, divestitures and joint ventures in the ordinary course of business.

Contractual Obligations and Off-Balance Sheet Arrangements

The following is a summary of our contractual obligations at December 31, 2009:

(In millions) Contractual obligations	Payments Due by Period				
	Total payments	Less than 1 year	1-3 years	3 -5 years	After 5 years
Long-term debt (a)	$ 392.0	$ 0.4	$385.3	$—	$ 6.3
Short-term debt	28.1	28.1	—	—	—
Operating leases	405.8	57.0	95.2	75.4	178.2
Unconditional purchase obligations (b)	593.3	568.0	25.3	—	—
Pension and other postretirement benefits (c)	14.5	14.5	—	—	—
Unrecognized tax benefits (d)	5.3	5.3	—	—	—
Total contractual obligations	$1,439.0	$673.3	$505.8	$75.4	$184.5

(a) Our available long-term debt is dependent upon our compliance with covenants, including negative covenants related to liens, and a financial covenant related to the debt-to-earnings ratio. Any violation of covenants or other events of default, which are not waived or cured, or changes in our credit rating could have a material impact on our ability to maintain our committed financing arrangements.

Interest on long-term debt is not included in the table. As of December 31, 2009, we have commercial paper borrowings with short-term maturities that we have both the ability and intent to refinance on a long-term basis. However, we are uncertain as to the level of commercial paper or other borrowings and market interest rates that will be applicable throughout 2010. During 2009, we paid $10.4 million for interest expense.

(b) In the normal course of business, we enter into agreements with our suppliers to purchase raw materials or services. These agreements include a requirement that our supplier provide products or services to our specifications and require us to make a firm purchase commitment to our supplier. As substantially all of these commitments are associated with purchases made to fulfill our customers' orders, the costs associated with these agreements will ultimately be reflected in cost of sales on our consolidated statements of income.

(c) We expect to make $14.5 million in contributions to our pension and other postretirement benefit plans during 2010. This amount does not include discretionary contributions to our U.S. qualified pension plan. Required contributions for future years depend on factors that cannot be determined at this time.

(d) As of December 31, 2009, we have a liability for unrecognized tax benefits of $41.2 million. It is reasonably possible that $5.3 million of the liability will be settled during 2010, and this amount is reflected in income taxes payable in our consolidated balance sheet as of December 31, 2009. Due to the high degree of uncertainty regarding the timing of potential future cash flows associated with the remaining $35.9 million in liabilities, we are unable to make a reasonable estimate of the period in which such liabilities might be paid.

The following is a summary of other off-balance sheet arrangements at December 31, 2009:

(In millions) Other off-balance sheet arrangements	Amount of Commitment Expiration per Period Total amount	Less than 1 year	1-3 years	3-5 years	After 5 years
Letters of credit and bank guarantees	$569.1	$208.2	$221.6	$58.2	$81.1
Surety bonds	62.5	46.9	15.6	—	—
Total other off-balance sheet arrangements	$631.6	$255.1	$237.2	$58.2	$81.1

As collateral for our performance on certain sales contracts or as part of our agreements with insurance companies, we are contingently liable under letters of credit, surety bonds and other bank guarantees. In order to obtain these financial instruments, we pay fees to various financial institutions in amounts competitively determined in the marketplace. Our ability to generate revenue from certain contracts is dependent upon our ability to obtain these off-balance sheet financial instruments. These off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, our commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that will have a negative impact on our key financial ratios or our ability to obtain financing.

In connection with the spin-off of JBT, we retained liability for various contingent obligations totaling $12.8 million at December 31, 2009. Contingent obligations include guarantees on certain performance bonds issued by JBT. We are fully indemnified by JBT pursuant to the terms and conditions of the Separation and Distribution Agreement, dated July 31, 2008, between FMC Technologies and JBT. Management does not expect any of these financial instruments to result in losses that if incurred, would have a material effect on our consolidated financial position, results of operations or cash flows. The majority of these obligations will expire before the end of 2012.

Qualitative and Quantitative Disclosures about Market Risk

We are subject to financial market risks, including fluctuations in foreign currency exchange rates and interest rates. In order to manage and mitigate our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments where the objective is to generate profits solely from trading activities. At December 31, 2009 and 2008 our derivative holdings consisted of foreign currency forward contracts and foreign currency instruments embedded in purchase and sale contracts. At December 31, 2009, our derivative portfolio also held interest rate swap agreements.

These forward-looking disclosures only address potential impacts from market risks as they affect our financial instruments. They do not include other potential effects which could impact our business as a result of changes in foreign currency exchange rates, interest rates, commodity prices or equity prices.

Foreign Currency Exchange Rate Risk

We conduct operations around the world in a number of different currencies. Most of our significant foreign subsidiaries have designated the local currency as their functional currency. Our earnings are therefore subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into U.S. Dollars. We do not hedge these fluctuations in earnings. A 10% increase or decrease in the average exchange rates of all foreign currencies in 2009 would have changed our revenue and income from continuing operations by approximately 5% and 4%, respectively.

When transactions are denominated in currencies other than our subsidiaries respective functional currencies, we manage these exposures through the use of derivative instruments to mitigate our risk. We use foreign currency forward contracts to hedge the foreign currency fluctuation associated with firmly committed and forecasted foreign currency denominated payments and receipts. The derivative instruments are designated and qualify as cash flow hedges, and as such their gains and losses are recorded in other comprehensive income until such time that the underlying transactions are recognized. When a forecasted transaction in a currency other than the functional currency of an entity is recognized as an asset or liability on the balance sheet, we also hedge the foreign currency fluctuation with derivative instruments after netting our exposures worldwide. These derivative instruments do not qualify as cash flow hedges.

Occasionally, we enter into contracts or other arrangements that are subject to foreign exchange fluctuations that qualify as embedded derivative instruments. In those situations, we enter into derivative foreign exchange contracts that hedge the price fluctuations due to movements in the foreign exchange rates. These hedges are not treated as cash flow hedges.

We have prepared a sensitivity analysis of our foreign currency forward contracts hedging anticipated transactions that are accounted for as cash flow hedges. This analysis assumes that each foreign currency rate would change 10% against a stronger and then weaker U.S. Dollar. A 10% increase in the value of the U.S. Dollar would result in a loss of $50.0 million in the net fair value of cash flow hedges reflected on our balance sheet at December 31, 2009. Changes in the derivative fair value will not have an immediate impact on our results of operations since their gains and losses are recorded in other comprehensive income unless these contracts are deemed to be ineffective. When the anticipated transactions occur, these changes in value of derivatives instrument positions will be offset against changes in the value of the underlying transaction.

Interest Rate Risk

Our debt instruments subject us to market risk associated with movements in interest rates. In March 2009, we entered into three floating-to-fixed interest rate swaps hedging interest payments on $100.0 million of our variable rate revolving debt. The effect of these interest rate swaps is to fix the effective annual interest rate on these borrowings at an average rate of 2.1%.

We use a sensitivity analysis to measure the impact on fair values (for interest rate swaps) of an immediate adverse movement in the interest rates of 50 basis points. This analysis was based on a modeling technique that measures the hypothetical market value resulting from a 50 basis point change in interest rates. This adverse change in the applicable interest rates would result in a decrease of $1.8 million in the net fair value of our interest rate swaps at December 31, 2009.

At December 31, 2009 we had unhedged variable rate debt of $307.0 million. Using sensitivity analysis to measure the impact of a 10% adverse movement in the interest rate, or 12 basis points, would result in an immaterial increase to interest expense.

We assess effectiveness of forward foreign currency contracts designated as cash flow hedges based on changes in fair value attributable to changes in spot rates. We exclude the impact attributable to changes in the difference between the spot rate and the forward rate for the assessment of hedge effectiveness, and recognize the change in fair value of this component immediately in earnings. The difference between the spot rate and the forward rate is generally related to the differences in the interest rates of the countries of the currencies being traded. Consequently, we have exposure to relative changes in interest rates between countries in our results of operations. To the extent the U.S. interest rate decreases by 10%, or 12 basis points, and other countries interest rates remain fixed, we would expect to recognize an increase of $0.3 million in earnings in the period of change. Based on our portfolio as of December 31, 2009, we have exposure to the interest rates in the U.S., Brazil, the United Kingdom, Australia, the European Community and Norway.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with United States generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions about matters that are

inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed this disclosure. We believe that the following are the critical accounting estimates used in preparing our financial statements.

Percentage of Completion Method of Accounting

We record revenue on construction-type manufacturing projects using the percentage of completion method, where revenue is recorded as work progresses on each contract. There are several acceptable methods of measuring progress toward completion. Most frequently, we use the ratio of costs incurred to date to total estimated contract costs at completion to measure this progress.

We execute contracts with our customers that clearly describe the equipment, systems and/or services that we will provide and the amount of consideration we will receive. After analyzing the drawings and specifications of the contract requirements, our project engineers estimate total contract costs based on their experience with similar projects and then adjust these estimates for specific risks associated with each project, such as technical risks associated with a new design. Costs associated with specific risks are estimated by assessing the probability that conditions will arise that will affect our total cost to complete the project. After work on a project begins, assumptions that form the basis for our calculation of total project cost are examined on a monthly basis and our estimates are updated to reflect new information as it becomes available.

Revenue recorded using the percentage of completion method amounted to $2,731.3 million, $2,999.9 million and $1,890.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

A significant portion of our total revenue recorded under the percentage of completion method relates to the Energy Production Systems business segment, primarily for subsea petroleum exploration equipment projects that involve the design, engineering, manufacturing and assembly of complex, customer-specific systems. The systems are not entirely built from standard bills of material and typically require extended periods of time to design and construct.

Total estimated contract cost affects both the revenue recognized in a period as well as the reported profit or loss on a project. The determination of profit or loss on a contract requires consideration of contract revenue, change orders and claims, less costs incurred to date and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they are identified. Profits are recorded based on the estimated project profit multiplied by the percentage complete.

The total estimated contract cost in percentage of completion accounting is a critical accounting estimate because it can materially affect revenue and cost of sales, and it requires us to make judgments about matters that are uncertain. There are many factors, including but not limited to resource price inflation, labor availability, productivity and weather, that can affect the accuracy of our cost estimates and ultimately our future profitability. In the past, we have realized both lower and higher than expected margins and have incurred losses as a result of unforeseen changes in our project costs.

The amount of revenue recognized using the percentage of completion method is sensitive to our changes in estimates of total contract costs. If we had used a different estimate of total contract costs for each contract in progress at December 31, 2009, a 1% increase or decrease in the estimated margin earned on each contract would have increased or decreased total revenue and pre-tax income for the year ended December 31, 2009 by $36.4 million.

Inventory Valuation

Inventory is recorded at the lower of cost or net realizable value. In order to determine net realizable value, we evaluate each component of inventory on a regular basis to determine whether it is excess or obsolete. We record

the decline in the carrying value of estimated excess or obsolete inventory as a reduction of inventory and as an expense included in cost of sales in the period in which it is identified. Our estimate of excess and obsolete inventory is a critical accounting estimate because it is highly susceptible to change from period to period. In addition, it requires management to make judgments about the future demand for inventory.

In order to quantify excess or obsolete inventory, we begin by preparing a candidate listing of the components of inventory that have a quantity on hand in excess of usage within the most recent two-year period. This list is then reviewed with sales, engineering, production and materials management personnel to determine whether this list of potential excess or obsolete inventory items is accurate. Management considers as part of this evaluation whether there has been a change in the market for finished goods, whether there will be future demand for on-hand inventory items and whether there are components of inventory that incorporate obsolete technology. As a result, our estimate of excess or obsolete inventory is sensitive to changes in assumptions about future usage of the inventory.

Impairment of Long-Lived and Intangible Assets

Long-lived assets, including property, plant and equipment, identifiable intangible assets being amortized and capitalized software costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of our management. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Goodwill and Other Intangible Assets

We record the excess of purchase price over fair value of the tangible and the identifiable intangible assets acquired as goodwill. Goodwill is not subject to amortization but is tested for impairment on an annual basis (or more frequently if impairment indicators arise). We have established October 31 as the date of our annual test for impairment of goodwill. Impairment losses are calculated at the reporting unit level, and represent the excess of the carrying value of reporting unit goodwill over its implied fair value. The implied fair value of goodwill is determined by a two-step process. The first compares the fair value of the reporting unit (measured as the present value of expected future cash flows) to its carrying amount. The determination of the fair value of a reporting unit is a matter of judgment and often involves the use of significant estimates and assumptions. If the fair value of the reporting unit is less than its carrying amount, a second step is performed. In this step, the fair value of the reporting unit is allocated to its assets and liabilities to determine the implied fair value of goodwill, which is used to measure the impairment loss. We have not recognized any impairment for the years ended December 31, 2009 or 2008, as the fair values of our reporting units with goodwill balances exceed our carrying amounts. In addition, there were no negative conditions, or triggering events, that occurred in 2009 or 2008 requiring us to perform additional impairment reviews.

Accounting for Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for uncertain tax positions reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in determining our consolidated income tax expense.

In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance. We record an allowance reducing the asset to a

value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments' performance, our backlog, planned timing of new product launches, and customer sales commitments. Significant changes in the expected realizability of the deferred tax asset would require that we adjust the valuation allowance applied against the gross value of our total deferred tax assets, resulting in a change to net income.

As of December 31, 2009, we estimated that it is not more likely than not that we will generate future taxable income in certain foreign jurisdictions in which we have cumulative net operating losses and, therefore, we have provided a valuation allowance against the related deferred tax assets. As of December 31, 2009, we estimated that it is more likely than not that we will have future taxable income in the United States to utilize our domestic deferred tax assets. Therefore, we have not provided a valuation allowance against any domestic deferred tax assets.

The need for a valuation allowance is sensitive to changes in our estimate of future taxable income. If our estimate of future taxable income was 15% lower than the estimate used, we would still generate sufficient taxable income to utilize such domestic deferred tax assets.

The calculation of our income tax expense involves dealing with uncertainties in the application of complex tax laws and regulations in numerous jurisdictions in which we operate. We recognize tax benefits related to uncertain tax positions when, in our judgment, it is more likely than not that such positions will be sustained on examination, including resolutions of any related appeals or litigation, based on the technical merits. We adjust our liabilities for uncertain tax positions when our judgment changes as a result of new information previously unavailable. Due to the complexity of some of these uncertainties, their ultimate resolution may result in payments that are materially different from our current estimates. Any such differences will be reflected as adjustments to income tax expense in the periods in which they are determined.

Retirement Benefits

Our retirement (pension) and postretirement (health care and life insurance) obligations are described in Note 11 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. In order to measure the expense and obligations associated with our retirement benefits, management must make a variety of estimates, including discount rates used to value certain liabilities, expected return on plan assets set aside to fund these costs, rate of compensation increase, employee turnover rates, retirement rates, mortality rates and other factors. We update these estimates on an annual basis or more frequently upon the occurrence of significant events. These accounting estimates bear the risk of change due to the uncertainty associated with the estimate as well as the fact that these estimates are difficult to measure. Different estimates used by management could result in our recognizing different amounts of expense over different periods of time.

We use third-party specialists to assist management in evaluating our assumptions as well as appropriately measuring the costs and obligations associated with these retirement benefits. The discount rate and expected return on plan assets are based primarily on investment yields available and the historical performance of our plan assets. These elements are critical accounting estimates because they are subject to management's judgment and can materially affect net income.

Pension expense was $45.4 million, $34.0 million and $26.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The discount rate used affects the interest cost component of net periodic pension cost. The discount rate is based on rates at which the pension benefit obligation could effectively be settled on a present value basis. To determine the weighted average discount rate, we review long-term, high quality ("AA" rated) corporate bonds at

our determination date and use a model that matches the projected benefit payments for our plans to coupons and maturities from high quality bonds. Significant changes in the discount rate, such as those caused by changes in the yield curve, the mix of bonds available in the market, the duration of selected bonds, and the timing of expected benefit payments may result in volatility in pension expense and pension liabilities. The weighted average discount rate used to compute net periodic benefit cost decreased from 6.02% in 2008 to 5.92% in 2009.

Our pension expense is sensitive to changes in our estimate of discount rate. Holding other assumptions constant, for a 50 basis point reduction in the discount rate, annual pension expense would increase by approximately $6.7 million before taxes. Holding other assumptions constant, for a 50 basis point increase in the discount rate, annual pension expense would decrease by approximately $6.3 million before taxes.

Net periodic pension cost includes an underlying expected long-term rate of asset return. Our estimate of the expected rate of return on plan assets is based primarily on the historical performance of plan assets, current market conditions, our asset allocation and long-term growth expectations. We assumed a weighted average expected rate of return for our pension plans of 8.35% and 8.21% in 2009 and 2008, respectively. The expected return on plan assets is recognized as part of the net periodic pension cost. The difference between the expected return and the actual return on plan assets is amortized over the expected remaining service life of employees, so there is a lag time between the market's performance and its impact on plan results. Holding other assumptions constant, an increase of 50 basis points in the expected rate of return on plan assets would decrease annual pension expense by approximately $3.0 million before taxes. Holding other assumptions constant, a decrease of 50 basis points in the expected rate of return on plan assets would increase annual pension expense by approximately $2.8 million before taxes.

Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board ("FASB") issued an update to existing guidance on revenue recognition for arrangements with multiple deliverables. This update will allow companies to allocate consideration received for qualified separate deliverables based on estimated selling price for both delivered and undelivered items when vendor-specific or third-party evidence is unavailable. Additionally, disclosure of the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices are required. We will adopt this update for new revenue arrangements entered into or materially modified beginning January 1, 2011. We are currently evaluating the provisions of the update and have not yet determined the impact, if any, on our consolidated financial statements.

In June 2009, the FASB issued a new accounting standard which provides amendments to previous guidance on the consolidation of variable interest entities. This standard clarifies the characteristics that identify a variable interest entity ("VIE") and changes how a reporting entity identifies a primary beneficiary that would consolidate the VIE from a quantitative risk and rewards calculation to a qualitative approach based on which variable interest holder has controlling financial interest and the ability to direct the most significant activities that impact the VIE's economic performance. This statement requires the primary beneficiary assessment to be performed on a continuous basis. It also requires additional disclosures about an entity's involvement with a VIE, restrictions on the VIE's assets and liabilities that are included in the reporting entity's consolidated balance sheet, significant risk exposures due to the entity's involvement with the VIE, and how its involvement with a VIE impacts the reporting entity's consolidated financial statements. The standard is effective for fiscal years beginning after November 15, 2009. We will adopt the standard on January 1, 2010 and have not yet determined the impact on our consolidated financial statements.

Management believes that other recently issued accounting standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding market risks is incorporated herein by reference from the section entitled "Qualitative and Quantitative Disclosures about Market Risk" in Item 7 of this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of FMC Technologies, Inc.:

We have audited FMC Technologies, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FMC Technologies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the FMC Technologies, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FMC Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FMC Technologies, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2009, and our report dated March 1, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Houston, Texas
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of FMC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of FMC Technologies, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas
March 1, 2010

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share data)	Year Ended December 31, 2009	2008	2007
Revenue	$4,405.4	$4,550.9	$3,648.9
Costs and expenses:			
Cost of sales	3,434.5	3,623.1	2,921.9
Selling, general and administrative expense	389.5	351.7	310.6
Research and development expense	51.3	45.3	40.8
Total costs and expenses	3,875.3	4,020.1	3,273.3
Other income (expense), net	(2.7)	(23.0)	29.9
Income before interest income, interest expense and income taxes	527.4	507.8	405.5
Interest income	2.4	6.6	6.8
Interest expense	(11.9)	(8.1)	(16.1)
Income from continuing operations before income taxes	517.9	506.3	396.2
Provision for income taxes	155.1	152.0	134.5
Income from continuing operations	362.8	354.3	261.7
Income from discontinued operations, net of income taxes (Note 3)	0.5	8.4	42.2
Net income	363.3	362.7	303.9
Less: net income attributable to noncontrolling interests	(1.5)	(1.4)	(1.1)
Net income attributable to FMC Technologies, Inc.	$ 361.8	$ 361.3	$ 302.8
Basic earnings per share attributable to FMC Technologies, Inc. (Note 2):			
Income from continuing operations	$ 2.91	$ 2.76	$ 1.98
Income from discontinued operations	—	0.07	0.33
Basic earnings per share	$ 2.91	$ 2.83	$ 2.31
Diluted earnings per share attributable to FMC Technologies, Inc. (Note 2):			
Income from continuing operations	$ 2.87	$ 2.72	$ 1.95
Income from discontinued operations	0.01	0.06	0.31
Diluted earnings per share	$ 2.88	$ 2.78	$ 2.26
Weighted average shares outstanding (Note 2):			
Basic	124.3	127.8	131.3
Diluted	125.7	129.7	133.8
Net income attributable to FMC Technologies, Inc.:			
Income from continuing operations	$ 361.3	$ 352.9	$ 260.6
Income from discontinued operations, net of income taxes	0.5	8.4	42.2
Net income attributable to FMC Technologies, Inc.	$ 361.8	$ 361.3	$ 302.8

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 460.7	$ 340.1
Trade receivables, net of allowances of $8.0 in 2009 and $9.4 in 2008	879.2	996.1
Inventories, net (Note 5)	591.8	559.3
Derivative financial instruments (Note 14)	108.0	354.6
Prepaid expenses	20.5	24.2
Other current assets	165.4	151.2
Income taxes benefit	—	12.8
Total current assets	2,225.6	2,438.3
Investments	141.8	151.2
Property, plant and equipment, net (Note 6)	581.9	494.9
Goodwill (Note 7)	272.7	128.7
Intangible assets, net (Note 7)	154.6	70.2
Deferred income taxes (Note 10)	69.8	123.4
Derivative financial instruments (Note 14)	28.5	142.4
Other assets	34.6	31.8
Total assets	$3,509.5	$3,580.9
Liabilities and equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 9)	$ 28.5	$ 23.0
Accounts payable, trade	343.9	439.8
Advance payments and progress billings	670.4	770.3
Accrued payroll	139.8	102.4
Derivative financial instruments (Note 14)	111.5	444.4
Income taxes payable	49.7	—
Current portion of accrued pension and other postretirement benefits (Note 11)	2.0	20.8
Deferred income taxes (Note 10)	59.3	0.1
Other current liabilities	272.3	159.0
Liabilities of discontinued operations (Note 3)	1.1	3.5
Total current liabilities	1,678.5	1,963.3
Long-term debt, less current portion (Note 9)	391.6	472.0
Accrued pension and other postretirement benefits, less current portion (Note 11)	140.0	182.1
Other liabilities	158.0	89.0
Derivative financial instruments (Note 14)	29.6	175.8
Commitments and contingent liabilities (Note 18)		
Stockholders' equity (Note 13):		
Preferred stock, $0.01 par value, 12.0 shares authorized; no shares issued in 2009 or 2008	—	—
Common stock, $0.01 par value, 300.0 and 195.0 shares authorized in 2009 and 2008, respectively; 143.2 shares issued in 2009 and 2008; 121.8 and 124.9 shares outstanding in 2009 and 2008, respectively	1.4	1.4
Common stock held in employee benefit trust, at cost; 0.1 and 0.1 shares in 2009 and 2008, respectively	(5.7)	(6.3)
Common stock held in treasury, at cost, 21.2 and 18.1 shares in 2009 and 2008, respectively	(816.1)	(706.0)
Capital in excess of par value of common stock	710.1	728.7
Retained earnings	1,438.9	1,081.0
Accumulated other comprehensive loss	(225.8)	(408.4)
Total FMC Technologies, Inc. stockholders' equity	1,102.8	690.4
Noncontrolling interests	9.0	8.3
Total equity	1,111.8	698.7
Total liabilities and equity	$3,509.5	$3,580.9

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2009	2008	2007
Cash provided (required) by operating activities of continuing operations:			
Net income attributable to FMC Technologies, Inc.	$ 361.8	$ 361.3	$ 302.8
Income from discontinued operations, net of income taxes	(0.5)	(8.4)	(42.2)
Income from continuing operations	361.3	352.9	260.6
Adjustments to reconcile income to cash provided (required) by operating activities of continuing operations:			
Depreciation	78.3	57.7	46.9
Amortization	14.7	14.9	14.9
Net gain (loss) on disposal of assets	(0.2)	0.1	(2.0)
Employee benefit plan costs	78.9	57.0	56.5
Deferred income tax provision	3.9	63.4	5.5
Unrealized loss (gain) on derivative instruments	15.0	8.8	(30.9)
Other	3.8	7.6	6.1
Changes in operating assets and liabilities, net of effects of acquisitions:			
Trade receivables, net	211.3	(322.7)	21.9
Inventories, net	7.5	(77.1)	(25.6)
Accounts payable, trade	(142.8)	140.9	31.5
Advance payments and progress billings	(182.4)	207.6	268.0
Other assets and liabilities, net	142.1	(101.8)	(83.5)
Income taxes payable	71.5	(48.2)	19.5
Accrued pension and other postretirement benefits, net	(66.3)	(99.4)	(46.6)
Cash provided by operating activities of continuing operations	596.6	261.7	542.8
Cash provided (required) by discontinued operations—operating	(2.1)	(11.1)	41.1
Cash provided by operating activities	594.5	250.6	583.9
Cash provided (required) by investing activities:			
Capital expenditures	(110.0)	(165.0)	(179.6)
Acquisitions, net of cash and cash equivalents acquired	(152.6)	—	(64.4)
Noncontrolling equity investments	(10.0)	(121.3)	—
Proceeds from disposal of assets	18.9	3.4	63.0
Cash required by investing activities of continuing operations	(253.7)	(282.9)	(181.0)
Cash required by discontinued operations—investing	—	(4.7)	(12.1)
Cash required by investing activities	(253.7)	(287.6)	(193.1)
Cash provided (required) by financing activities:			
Net increase in short-term debt and current portion of long-term debt	4.0	14.5	0.8
Net increase (decrease) in commercial paper	226.6	(51.0)	103.0
Net increase (decrease) in long-term debt	(310.8)	405.9	(202.2)
Proceeds from exercise of stock options	3.1	4.8	19.2
Purchase of treasury stock	(155.7)	(324.0)	(287.4)
Excess tax benefits	2.0	24.0	20.6
Proceeds on spin-off of JBT Corporation and affiliates	—	196.2	—
Other	(6.8)	(17.7)	(9.6)
Cash provided (required) by financing activities	(237.6)	252.7	(355.6)
Effect of exchange rate changes on cash and cash equivalents	17.4	(5.1)	14.8
Increase in cash and cash equivalents	120.6	210.6	50.0
Cash and cash equivalents, beginning of year	340.1	129.5	79.5
Cash and cash equivalents, end of year	$ 460.7	$ 340.1	$ 129.5
Supplemental disclosures of cash flow information:			
Cash paid for interest (net of interest capitalized)	$ 10.4	$ 9.4	$ 17.5
Cash paid for income taxes (net of refunds received)	$ 71.4	$ 132.3	$ 93.5

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions)	Common Stock	Common stock held in treasury and employee benefit trust	Capital in excess of par value of common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total FMC Technologies Stockholders' Equity	Non-controlling Interest	Total Stockholders' Equity
Balance at December 31, 2006	$ 0.7	$(200.4)	$728.4	$ 469.5	$(112.2)	$ 886.0	$ 8.3	$ 894.3
Net income	—	—	—	302.8	—	302.8	1.1	303.9
Foreign currency translation adjustment	—	—	—	—	53.7	53.7	—	53.7
Net deferral of hedging gains (net of income taxes of $9.6) (Note 14)	—	—	—	—	13.3	13.3	—	13.3
Change in pension and other postretirement benefit losses (net of income taxes of $0.8) (Note 11)	—	—	—	—	(2.0)	(2.0)	—	(2.0)
Total comprehensive income	—	—	—	302.8	65.0	367.8	1.1	368.9
Issuance of common stock	—	—	19.2	—	—	19.2	—	19.2
Excess tax benefits on stock-based payment arrangements	—	—	20.6	—	—	20.6	—	20.6
Taxes withheld on issuance of stock-based awards	—	—	(8.7)	—	—	(8.7)	—	(8.7)
Purchases of treasury stock (Note 13)	—	(287.4)	—	—	—	(287.4)	—	(287.4)
Reissuances of treasury stock (Note 13)	—	60.6	(60.6)	—	—	—	—	—
Net purchases of common stock for employee benefit trust	—	(0.9)	—	—	—	(0.9)	—	(0.9)
Stock-based compensation (Note 12)	—	—	25.5	—	—	25.5	—	25.5
Stock split	0.7	—	(0.7)	—	—	—	—	—
Other	—	—	0.3	(0.7)	—	(0.4)	(1.8)	(2.2)
Balance at December 31, 2007	$ 1.4	$(428.1)	$724.0	$ 771.6	$ (47.2)	$1,021.7	$ 7.6	$1,029.3
Net income	—	—	—	361.3	—	361.3	1.4	362.7
Foreign currency translation adjustment	—	—	—	—	(139.1)	(139.1)	—	(139.1)
Net deferral of hedging gains (net of income taxes of $64.8) (Note 14)	—	—	—	—	(110.2)	(110.2)	—	(110.2)
Change in pension and other postretirement benefit losses (net of income taxes of $77.7) (Note 11)	—	—	—	—	(137.9)	(137.9)	—	(137.9)
Changes in investments (net of income taxes of $0.8)	—	—	—	—	(1.9)	(1.9)	—	(1.9)
Total comprehensive income	—	—	—	361.3	(389.1)	(27.8)	1.4	(26.4)
Issuance of common stock	—	—	4.8	—	—	4.8	—	4.8
Excess tax benefits on stock-based payment arrangements	—	—	24.0	—	—	24.0	—	24.0
Taxes withheld on issuance of stock-based awards	—	—	(17.5)	—	—	(17.5)	—	(17.5)
Purchases of treasury stock (Note 13)	—	(324.0)	—	—	—	(324.0)	—	(324.0)
Reissuances of treasury stock (Note 13)	—	40.7	(40.7)	—	—	—	—	—
Net purchases of common stock for employee benefit trust	—	(1.5)	3.2	—	—	1.7	—	1.7
Stock-based compensation (Note 12)	—	—	30.2	—	—	30.2	—	30.2
Spin-off of JBT	—	0.6	0.7	(52.2)	27.9	(23.0)	—	(23.0)
Other	—	—	—	0.3	—	0.3	(0.7)	(0.4)
Balance at December 31, 2008	$ 1.4	$(712.3)	$728.7	$1,081.0	$(408.4)	$ 690.4	$ 8.3	$ 698.7

(In millions)	Common stock	Common stock held in treasury and employee benefit trust	Capital in excess of par value of common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total FMC Technologies Stockholders' Equity	Non-controlling Interest	Total Stockholders' Equity
Balance at December 31, 2008	$ 1.4	$(712.3)	$728.7	$1,081.0	$(408.4)	$ 690.4	$ 8.3	$ 698.7
Net income	—	—	—	361.8	—	361.8	1.5	363.3
Foreign currency translation adjustment	—	—	—	—	77.2	77.2	—	77.2
Net deferral of hedging gains (net of income taxes of $41.1) (Note 14)	—	—	—	—	71.9	71.9	—	71.9
Change in pension and other postretirement benefit losses (net of income taxes of $16.0) (Note 11)	—	—	—	—	31.6	31.6	—	31.6
Changes in investments (net of income taxes of $0.8)	—	—	—	—	1.9	1.9	—	1.9
Total comprehensive income	—	—	—	361.8	182.6	544.4	1.5	545.9
Issuance of common stock	—	—	3.1	—	—	3.1	—	3.1
Excess tax benefits on stock-based payment arrangements	—	—	2.0	—	—	2.0	—	2.0
Taxes withheld on issuance of stock-based awards	—	—	(7.3)	—	—	(7.3)	—	(7.3)
Purchases of treasury stock (Note 13)	—	(155.7)	—	—	—	(155.7)	—	(155.7)
Reissuances of treasury stock (Note 13)	—	45.6	(45.6)	—	—	—	—	—
Net purchases of common stock for employee benefit trust	—	0.6	0.2	—	—	0.8	—	0.8
Stock-based compensation (Note 12)	—	—	29.2	—	—	29.2	—	29.2
Spin-off of JBT	—	—	—	(3.5)	—	(3.5)	—	(3.5)
Other	—	—	(0.2)	(0.4)	—	(0.6)	(0.8)	(1.4)
Balance at December 31, 2009	$ 1.4	$(821.8)	$710.1	$1,438.9	$(225.8)	$1,102.8	$ 9.0	$1,111.8

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—FMC Technologies, Inc. and consolidated subsidiaries ("FMC Technologies" or "we") designs, manufactures and services sophisticated machinery and systems for our customers through our business segments: Energy Production Systems and Energy Processing Systems. Our consolidated financial statements have been prepared in United States dollars and in accordance with United States generally accepted accounting principles ("GAAP"). We have evaluated subsequent events through March 1, 2010, the date these financial statements were issued.

In October 2007, we announced the intention to spin-off 100% of our FoodTech and Airport Systems businesses which are now known as John Bean Technologies Corporation ("JBT"). On July 12, 2008, our Board of Directors approved the spin-off of the businesses to our shareholders. The spin-off was accomplished on July 31, 2008, through a tax-free dividend of all outstanding shares of JBT, which is now an independent public company traded on the New York Stock Exchange (symbol JBT). The results of JBT have been reported as discontinued operations for all periods presented.

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances. In particular, judgment is used in areas such as revenue recognition using the percentage of completion method of accounting, making estimates associated with the valuation of inventory and income tax assets, and accounting for retirement benefits and contingencies.

Principles of consolidation—The consolidated financial statements include the accounts of FMC Technologies and its majority-owned subsidiaries and affiliates. Intercompany accounts and transactions are eliminated in consolidation. Investments in the common stock of affiliated companies in which our ownership is between 20% and 50% and in which we exercise significant influence over operating and financial policies, but do not have effective control, are accounted for using the equity method of accounting.

Correction of an immaterial error—We have corrected an immaterial error in the accompanying consolidated balance sheet at December 31, 2008, related to tax items associated with the spin-off of JBT that duplicated certain amounts provided for in the loss on distribution of JBT. The correction decreased equity by $6.2 million, with an offsetting decrease of $5.4 million in other current assets and an increase in liabilities of discontinued operations of $0.8 million. The correction of error is not material to our previously reported consolidated balance sheet.

Revenue recognition—Revenue from equipment sales is recognized either upon transfer of title to the customer (which is upon shipment or when customer-specific acceptance requirements are met) or under the percentage of completion method. Service revenue is recognized as the service is provided. We record our sales net of any value added, sales or use tax.

The percentage of completion method of accounting is used for construction-type manufacturing and assembly projects that involve significant design and engineering efforts in order to satisfy detailed customer-supplied specifications. Under the percentage of completion method, revenue is recognized as work progresses on each contract. We primarily apply the ratio of costs incurred to date to total estimated contract costs at completion to measure this ratio. If it is not possible to form a reliable estimate of progress toward completion, no revenues or costs are recognized until the project is complete or substantially complete. Any expected losses on construction-type contracts in progress are charged to earnings, in total, in the period the losses are identified.

Modifications to construction-type contracts, referred to as "change orders," effectively change the provisions of the original contract, and may, for example, alter the specifications or design, method or manner of performance, equipment, materials, sites, and/or period for completion of the work. If a change order represents a firm price commitment from a customer, we account for the revised estimate as if it had been included in the original estimate, effectively recognizing the pro rata impact of the new estimate on our calculation of progress toward completion in the period in which the firm commitment is received. If a change order is unpriced: (1) we include the costs of contract performance in our calculation of progress toward completion in the period in which the costs are incurred or become probable; and (2) when it is determined that the revenue is probable of recovery, we include the change order revenue, limited to the costs incurred to date related to the change order, in our calculation of progress toward completion. Margin is not recorded on unpriced change orders unless realization is assured beyond a reasonable doubt. The assessment of realization may be based upon our previous experience with the customer or based upon our receipt of a firm price commitment from the customer.

Progress billings generally are issued contingent on completion of certain phases of the work as stipulated in the contract. Revenue in excess of progress billings on contracts accounted for under the percentage of completion method amounted to $236.2 million and $150.6 million at December 31, 2009 and 2008, respectively. These unbilled receivables are reported in trade receivables on the consolidated balance sheets. Progress billings and cash collections in excess of revenue recognized on a contract are classified as advance payments and progress billings within current liabilities on the consolidated balance sheets.

Fair Value—We record our financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1*: Unadjusted quoted prices in active markets for identical assets and liabilities.
- *Level 2*: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3*: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Cash equivalents—We consider investments in all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade receivables—We provide an allowance for doubtful accounts on trade receivables equal to the estimated uncollectible amounts. This estimate is based on historical collection experience and a specific review of each customer's trade receivable balance.

Inventories—Inventories are stated at the lower of cost or net realizable value. Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out ("LIFO") basis for all significant domestic inventories, except certain inventories relating to construction-type contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with revenue recognized. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

Impairment of long-lived and intangible assets—Long-lived assets, including property, plant and equipment, identifiable intangible assets being amortized and capitalized software costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the

undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Long-lived assets held for sale are reported at the lower of carrying value or fair value less cost to sell.

Investments—Investments in the common stock of affiliated companies in which our ownership is between 20% and 50% and in which we exercise significant influence over operating and financial policies, but do not have effective control, are accounted for using the equity method of accounting. In December 2008, we acquired a 45% interest in Schilling Robotics, LLC ("Schilling") for a total purchase price of $116.0 million, less certain transaction expenses. The Securities Purchase Agreement between FMC Technologies and Schilling provided that FMC Technologies directly withhold $10.0 million of the sale proceeds, pending the satisfactory completion of the audit of Schilling's 2008 financial statements. The audit was completed in 2009 and the additional cash consideration was paid to Schilling. We account for the investment using the equity method. The carrying value of the investment at December 31, 2009 and 2008, was $116.6 million and $116.1 million, respectively, and is reported in the Energy Production segment.

We determine the appropriate classification of investments in marketable equity securities at the time of purchase and re-evaluate such designation as of each subsequent reporting date. Securities classified as available-for-sale are carried at fair value with unrealized holding gains and losses on these securities recognized in accumulated other comprehensive income (loss), net of related income tax. We had no available-for-sale securities at December 31, 2009.

Securities classified as trading securities are carried at fair value with gains and losses on these securities recognized through other income (expense), net. Trading securities are comprised primarily of marketable equity mutual funds that approximate a portion of our liability under our Non-Qualified Savings and Investment Plan. Trading securities totaled approximately $25.2 million and $21.8 million at December 31, 2009 and 2008, respectively.

Investments are reviewed regularly to evaluate whether they have experienced an other than temporary decline in fair value. If we believe that an other than temporary decline exists, the investment is written down to the fair market value with a charge to earnings.

Property, plant, and equipment—Property, plant, and equipment is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 to 35 years, buildings—20 to 50 years; and machinery and equipment—3 to 20 years). Gains and losses are reflected in income upon the sale or retirement of assets. Expenditures that extend the useful lives of property, plant and equipment are capitalized and depreciated over the estimated new remaining life of the asset.

Capitalized software costs—Other assets include the capitalized cost of internal use software (including Internet websites). The assets are stated at cost less accumulated amortization and totaled $29.1 million and $25.3 million at December 31, 2009 and 2008, respectively. These software costs include significant purchases of software and internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For internal use software, the useful lives range from three to ten years. For Internet website costs, the estimated useful lives do not exceed three years.

Goodwill and other intangible assets—Goodwill is not subject to amortization but is tested for impairment on an annual basis (or more frequently if impairment indicators arise). We have established October 31 as the date of our annual test for impairment of goodwill. Impairment losses are calculated at the reporting unit level, and represent the excess of the carrying value of reporting unit goodwill over its implied fair value. The implied fair

value of goodwill is determined by a two-step process. The first compares the fair value of the reporting unit (measured as the present value of expected future cash flows) to its carrying amount. If the fair value of the reporting unit is less than its carrying amount, a second step is performed. In this step, the fair value of the reporting unit is allocated to its assets and liabilities to determine the implied fair value of goodwill, which is used to measure the impairment loss. We have not recognized any impairment for the years ended December 31, 2009 or 2008, as the fair values of our reporting units with goodwill balances exceed our carrying amounts. In addition, there were no negative conditions, or triggering events, that occurred in 2009 or 2008 requiring us to perform additional impairment reviews.

Our acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which generally range from 7 to 40 years. None of our acquired intangible assets have indefinite lives.

Income taxes—Current income taxes are provided on income reported for financial statement purposes, adjusted for transactions that do not enter into the computation of income taxes payable in the same year. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable.

U.S. income taxes are not provided on our equity in undistributed earnings of foreign subsidiaries or affiliates to the extent we have determined that the earnings are indefinitely reinvested. U.S. income taxes are provided on such earnings in the period in which we determine that the earnings are not indefinitely reinvested.

Stock-based employee compensation—We measure compensation cost on restricted stock awards based on the market price at the grant date and the number of shares awarded. The compensation cost for each award is recognized ratably over the applicable service period, after taking into account estimated forfeitures.

Common stock held in employee benefit trust—Shares of our common stock are purchased by the plan administrator of the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan and placed in a trust owned by us. Purchased shares are recorded at cost and classified as a reduction of stockholders' equity in the consolidated balance sheets.

Earnings per common share ("EPS")—Basic EPS is computed using the weighted-average number of common shares outstanding. Diluted EPS gives effect to the potential dilution of earnings which could have occurred if additional shares were issued for stock option exercises and restricted stock under the treasury stock method. The treasury stock method assumes that proceeds that would be obtained upon exercise of common stock options and issuance of restricted stock are used to buy back outstanding common stock at the average market price during the period.

Foreign currency—Financial statements of operations for which the U.S. dollar is not the functional currency, and are located in non-highly inflationary countries, are translated into U.S. dollars prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the average exchange rate for each period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other non-current assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash, cash equivalents, and debt in hyperinflationary economies are included in interest income or expense.

Derivative financial instruments—Derivatives are recognized in the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. Changes in the

fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge.

Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings. At such time, related deferred hedging gains or losses are also recorded in operating earnings on the same line as the hedged item. Effectiveness is assessed at the inception of the hedge and on a quarterly basis. Effectiveness of forward contract cash flow hedges are assessed based solely on changes in fair value attributable to the change in the spot rate. The change in the fair value of the contract related to the change in forward rates is excluded from the assessment of hedge effectiveness. Changes in this excluded component of the derivative instrument, along with any ineffectiveness identified, are recorded in operating earnings as incurred. We document our risk management strategy and hedge effectiveness at the inception of and during the term of each hedge.

We also use forward contracts to hedge foreign currency assets and liabilities, for which we do not apply hedge accounting. The changes in fair value of these contracts are recognized in other income (expense), net, as they occur and offset gains or losses on the remeasurement of the related asset or liability.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions.

Accounting standards recently adopted—Effective July 1, 2009, we adopted the provisions of a new accounting standard issued by the Financial Accounting Standards Board ("FASB") that established the Accounting Standards Codification ("Codification"). The codification is now the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards.

Effective June 30, 2009, we adopted the provisions of a new accounting standard issued by the FASB which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events.

Effective January 1, 2009, we adopted a new accounting standard issued by the FASB that relates to the presentation and accounting for noncontrolling interests. In accordance with the new guidance, noncontrolling interests (previously shown as minority interest) are reported below net income under the heading "Net income attributable to noncontrolling interests" in the consolidated statements of income and shown as a component of equity in the consolidated balance sheets.

Effective January 1, 2009, we adopted a new accounting standard issued by the FASB that requires enhanced disclosures regarding derivative instruments and hedging activities, enabling a better understanding of their effects on an entity's financial position, financial performance and cash flows. See Note 6 for additional disclosures included in accordance with the standard.

Effective January 1, 2009, we adopted an update to existing accounting standards issued by the FASB for business combinations occurring on or after January 1, 2009, which revises the accounting and disclosure requirements for acquisition transactions. The standard differs from the previous standard in that it requires professional fees and other transaction-related costs to be expensed as incurred instead of capitalizing these costs as purchase price consideration. Additionally, the fair value for contingent assets, liabilities and transaction-related consideration must be estimated as of the purchase date, with future changes in the underlying estimates

recognized in the consolidated statement of income. Finally, the standard requires any adjustments to deferred tax asset valuation allowances and income tax uncertainties associated with acquisitions to be reflected as income tax expense rather than an adjustment to goodwill.

Effective January 1, 2008, we adopted the provisions of the fair value measurement standard issued by the FASB with respect to recurring financial assets and liabilities. We adopted the provisions of the fair value measurement standard as they relate to nonrecurring fair value measurement requirements for nonfinancial assets and liabilities on January 1, 2009. The standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Our adoption of the standard had no impact on our consolidated financial results. See Note 13 for additional disclosures included in accordance with the standard.

NOTE 2. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to the potential dilution of earnings that could have occurred if additional shares were issued for stock options and restricted stock awards under the treasury stock method. There were no outstanding stock-based awards excluded from the computation of diluted EPS for the years ended December 31, 2009, 2008 and 2007.

	Year Ended December 31,		
(In millions, except per share data)	**2009**	**2008**	**2007**
Basic earnings per share attributable to FMC Technologies:			
Income from continuing operations	$361.3	$352.9	$260.6
Weighted average number of shares outstanding	124.3	127.8	131.3
Basic earnings per share from continuing operations	$ 2.91	$ 2.76	$ 1.98
Diluted earnings per share attributable to FMC Technologies:			
Income from continuing operations	$361.3	$352.9	$260.6
Weighted average number of shares outstanding	124.3	127.8	131.3
Effect of dilutive securities:			
Options on common stock	0.3	0.5	1.0
Restricted stock	1.1	1.4	1.5
Total shares and dilutive securities	125.7	129.7	133.8
Diluted earnings per share from continuing operations	$ 2.87	$ 2.72	$ 1.95

NOTE 3. DISCONTINUED OPERATIONS

We report businesses or asset groups as discontinued operations when we commit to a plan to divest the business or asset group and the sale of the business or asset group is deemed probable within the next 12 months.

In October 2007, we announced the intention to spin-off 100% of our FoodTech and Airport Systems businesses which are now known as JBT. On July 12, 2008, our Board of Directors approved the spin-off of the businesses to our shareholders. The spin-off was accomplished on July 31, 2008, through a tax-free dividend to our shareholders of 0.216 shares of JBT common stock for every share of our stock outstanding as of the close of business on July 22, 2008. We did not retain any shares of JBT common stock. JBT is now an independent public company traded on the New York Stock Exchange (symbol JBT).

Prior to the spin-off, we received necessary regulatory approvals, including a private letter ruling from the Internal Revenue Service ("IRS") regarding the tax-free status of the transaction for U.S. federal income tax purposes and a declaration of effectiveness from the SEC for JBT's registration statement on Form 10. The

distribution resulted in a net decrease in our stockholders' equity of $16.9 million which primarily represents a $46.1 million decrease in retained earnings partially offset by a $27.9 million decrease in accumulated other comprehensive loss. In connection with this transaction, JBT distributed $196.2 million to us which was used to repurchase stock and reduce our outstanding debt, pursuant to certain terms of the IRS private letter ruling.

At the time of the spin-off of JBT, all outstanding stock options to purchase our common stock and all restricted stock shares awarded in 2007 and held by employees of JBT were cancelled. Restricted stock shares awarded prior to 2007 and held by employees of JBT were maintained by us and vested in 2009. At the completion of the spin-off of JBT, outstanding stock options to purchase our common stock and outstanding restricted stock units held by our directors and employees who remained with us were adjusted to preserve the intrinsic value of the shares held prior to the spin-off.

During 2007, we sold two units from our FoodTech segment, one of which generated an after-tax gain of $3.1 million. During 2008, we sold certain tangible assets related to our FoodTech segment which generated an after-tax gain of $0.5 million.

The results of the businesses, including the gains on disposition, have been reported as discontinued operations for all periods presented.

Liabilities of businesses reported as discontinued operations included in the accompanying consolidated balance sheets represent other liabilities of $1.1 million and $3.5 million at December 31, 2009 and 2008, respectively.

The consolidated statements of income include the following in discontinued operations:

(In millions)	Year Ended December 31, 2009	2008	2007
Revenue	$—	$612.5	$997.2
Income (loss) before income taxes	$(0.3)	$ 35.3	$ 66.3
Income tax provision (benefit)	(0.8)	26.9	24.1
Income from discontinued operations	$ 0.5	$ 8.4	$ 42.2

NOTE 4. BUSINESS COMBINATIONS

Direct Drive Systems, Inc. ("DDS") and Multi Phase Meters AS ("MPM")—On October 30, 2009, we acquired all of the equity interests of California-based DDS, a leader in the development and manufacture of high-performance permanent magnet motors and bearings for the oil and gas industry, to leverage our experience as a systems integrator and technology leader and to further strengthen our capabilities in the subsea processing market. On October 20, 2009, we acquired 100 percent ownership of Norway-based MPM, a leader in the development and manufacture of high-performance multiphase flow meters, to further enhance and expand our portfolio of subsea technologies. The acquisitions have been recorded using the acquisition method of accounting and, accordingly, DDS and MPM have been included in the consolidated subsidiaries reported in the Energy Processing segment and Energy Production segment, respectively, since their acquisition dates.

The acquisition-date fair value of the consideration transferred totaled $213.7 million which consisted of the following:

(In millions)	DDS	MPM	Total
Cash	$120.4	$33.1	$153.5
Earn-out contingent consideration	—	56.1	56.1
Debt assumed	—	4.1	4.1
Total	$120.4	$93.3	$213.7

The contingent consideration arrangement requires us to pay additional consideration to MPM's former shareholders in 2013 and 2014, based on a multiple of 2012 and 2013 earnings before income taxes, depreciation and amortization ("EBITDA"), less net interest-bearing debt. We estimated the fair value of the contingent consideration using a discounted cash flow model. The key assumption in applying the income approach was a discount rate of 3.48% and 4.10% for 2012 and 2013, respectively, which reflects our debt credit rating. We have estimated that the total undiscounted payment required under the contingent consideration arrangement will approximate $64.6 million, with no set maximum payment. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined by the FASB. As of December 31, 2009, there were no changes in the range of outcomes for the contingent consideration.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

(In millions)	DDS	MPM	Total
Cash	$ 0.2	$ 0.7	$ 0.9
Accounts receivable	0.3	3.9	4.2
Inventory	0.1	4.1	4.2
Other current assets	0.1	0.9	1.0
Property, plant and equipment	2.8	2.1	4.9
Intangible assets (Note 7)	63.9	28.4	92.3
Other long-term assets	0.1	0.2	0.3
Total identifiable assets acquired	67.5	40.3	107.8
Current liabilities	(1.7)	(2.4)	(4.1)
Deferred tax liability	(12.4)	(6.0)	(18.4)
Total liabilities assumed	(14.1)	(8.4)	(22.5)
Net identifiable assets acquired	53.4	31.9	85.3
Goodwill (all non-deductible for tax purposes) (Note 7)	67.0	61.4	128.4
Net assets acquired	$120.4	$93.3	$213.7

The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of DDS and MPM. As of December 31, 2009, there were no changes in the recognized amounts of goodwill resulting from the acquisitions of DDS and MPM.

The acquired intangibles include the following:

	DDS		MPM	
(In millions)	Fair Value	Wgtd. Avg. Amort. Period	Fair Value	Wgtd. Avg. Amort. Period
Technology/patents	$62.3	20	$22.8	15
Trademarks/trade name	1.6	10	1.9	8
Customer relationships	—	—	2.8	10
Non-compete agreements	—	—	0.7	5
Backlog	—	—	0.2	1
Total costs and expenses	$63.9	19.7	$28.4	13.7

We recognized $0.7 million and $0.2 million of acquisition-related costs that were expensed in 2009 for DDS and MPM, respectively. These costs were recognized as selling, general and administrative expense in the consolidated statement of income.

The amounts of revenues and earnings of DDS and MPM included in our consolidated statement of income are not material. Pro forma schedules have not been included as the impact on the periods presented is not material.

CDS Engineering BV ("CDS")—In August 2003, we acquired 55% of CDS and retained a commitment to purchase the remaining 45% in 2009 from the original CDS owners. In the first quarter of 2007, CDS issued 18,000 shares to the minority interest shareholder of a CDS subsidiary in exchange for all of the minority interest outstanding of that subsidiary. This transaction resulted in the minority shareholder obtaining a 9% interest in CDS and diluted the original CDS owners' and our interest to 40.95% and 50.05%, respectively. In the second quarter of 2007, we amended the 2003 Sales and Purchase Agreement with the original CDS owners to allow for the purchase of their 40.95% interest immediately for cash of $40.0 million plus a payment in 2009 consisting of a fixed amount of 11.2 million Euros and a variable component based on CDS earnings. During the fourth quarter of 2007, we settled both the fixed and variable commitments with a payment of 13.5 million Euros. We recorded $35.6 million in intangible assets, $27.6 million in goodwill and $4.3 million in deferred tax liabilities. These transactions accelerated our planned buyout of the minority shareholders and allowed us to record 100% of CDS earnings beginning April 2, 2007. CDS has been a consolidated subsidiary reported in the Energy Production Systems segment since our initial investment in 2003.

NOTE 5. INVENTORIES

Inventories consisted of the following:

(In millions)	December 31, 2009	December 31, 2008
Raw materials	$ 105.9	$ 124.8
Work in process	111.3	84.7
Finished goods	511.6	472.2
Gross inventories before LIFO reserves and valuation adjustments	728.8	681.7
LIFO reserves and valuation adjustments	(137.0)	(122.4)
Inventory, net	$ 591.8	$ 559.3

Net inventories accounted for under the LIFO method totaled $147.0 million and $154.3 million at December 31, 2009 and 2008, respectively. The current replacement costs of LIFO inventories exceeded their recorded values by $80.9 million and $78.7 million at December 31, 2009 and 2008, respectively. In 2009, we reduced certain LIFO inventories which were carried at costs lower than current replacement costs. The result was a decrease in cost of sales by approximately $0.2 million in 2009. There were no reductions to the base LIFO inventory in 2008 or 2007.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

(In millions)	December 31, 2009	December 31, 2008
Land and land improvements	$ 22.3	$ 19.7
Buildings	179.0	150.7
Machinery and equipment	768.3	551.0
Construction in process	37.5	105.7
	1,007.1	827.1
Accumulated depreciation	(425.2)	(332.2)
Property, plant and equipment, net	$ 581.9	$ 494.9

Depreciation expense was $78.3 million, $57.7 million, and $46.9 million in 2009, 2008 and 2007, respectively.

The amount of interest cost capitalized was $0.6 million, $3.8 million and $5.0 million in 2009, 2008 and 2007, respectively.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

Goodwill— The carrying amount of goodwill by business segment was as follows:

(In millions)	Energy Production Systems	Energy Processing Systems	Total
December 31, 2008	$114.7	$14.0	$128.7
Additions due to business combinations (1)	61.4	67.0	128.4
Translation	15.6	—	15.6
December 31, 2009	$191.7	$81.0	$272.7

(1) See additional disclosure related to business combinations in Note 4.

Intangible assets—The components of intangible assets were as follows:

	December 31,			
	2009		2008	
(In millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists	$ 37.1	$ 9.2	$34.3	$ 6.6
Patents and acquired technology	133.5	14.7	48.1	10.2
Trademarks	10.2	3.1	6.6	2.6
Other	2.8	2.0	2.0	1.4
Total intangible assets	$183.6	$29.0	$91.0	$20.8

Additions to our intangible assets during 2009 included $63.9 million and $28.4 million in assets associated with our acquisitions of DDS and MPM, respectively. There were no additions to our intangible assets during 2008. Refer to Note 4 for further disclosure related to business combinations.

All of our acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. We recorded $7.8 million, $7.2 million and $6.5 million in amortization expense related to acquired intangible assets during the years ended December 31, 2009, 2008 and 2007, respectively. In the fourth quarter of 2007, management revised their estimate of the remaining lives of the intangible assets related to the acquisition of CDS. Therefore, we effected a change in estimate to reduce the remaining life for customer lists from 25 years to 15 years; for patents and acquired technology from 20 years to 15 years; and for trademarks from 20 years to 10 years. We accounted for this change in estimate in the fourth quarter of 2007 and the impact was not material. During the years 2010 through 2014, annual amortization expense is expected to be as follows: $12.3 million in 2010, $12.0 million in 2011, $11.8 million in 2012, $11.5 million in 2013, $11.4 million in 2014 and $95.6 million thereafter.

NOTE 8. SALE LEASEBACK TRANSACTION

In March 2007, we sold and leased back property in Houston, Texas consisting of land, corporate offices and production facilities primarily related to the Energy Production Systems segment. We received proceeds of $58.1 million in connection with the sale. The carrying value of the property sold was $20.3 million. We accounted for the transaction as a sale leaseback resulting in (i) first quarter 2007 recognition of $1.3 million of the $37.4 million gain on the transaction and (ii) the deferral of the remaining $36.1 million of the gain, which will be amortized to rent expense over a noncancellable ten-year lease term. The deferred gain is presented in other liabilities in the consolidated balance sheet. The lease expires in 2022 and provides for two 5-year optional extensions as well as the option to terminate the lease in 2017, subject to a $3.3 million fee. Annual rent of $4.2 million escalates 2% per year. The lease has been recorded as an operating lease.

NOTE 9. DEBT

Revolving credit facilities—We have a $600 million five-year revolving credit agreement which matures in December 2012 with JPMorgan Chase Bank, N.A., as Administrative Agent. Under the credit agreement interest accrues at a rate equal to, at our option; either (a) a base rate determined by reference to the higher of (1) the agent's prime rate and (2) the federal funds rate plus ½ of 1% or (b) an interest rate of 45 basis points above the London Interbank Offered Rate ("LIBOR"). The margin over LIBOR is variable and is determined based on our debt rating. Available capacity under the credit facility is reduced by outstanding letters of credit associated with the facility, which totaled $27.8 million as of December 31, 2009, and any outstanding commercial paper.

In January 2009, we entered into a $350 million 364-day revolving committed credit agreement maturing in January 2010 with Bank of America, N.A., as Administrative Agent. Under the credit agreement interest accrues at a rate equal to, at our option; either (a) a base rate determined by reference to the higher of (1) the agent's prime rate, (2) the federal funds rate plus ½ of 1% or (3) the London Interbank Offered Rate ("LIBOR") plus 1.00%; or (b) LIBOR plus 2.25%. The margin over LIBOR is variable and is determined based on our credit rating.

Unused capacity under the credit facilities at December 31, 2009 totaled $543.5 million.

Among other restrictions, the terms of the credit agreements include negative covenants related to liens and a financial covenant related to the debt-to-earnings ratio. We are in compliance with all restrictive covenants as of December 31, 2009.

Commercial paper—Under our commercial paper program, we have the ability to access $500.0 million of short-term financing through our commercial paper dealers subject to the limit of unused capacity of the $600 million five-year revolving credit facility. Commercial paper borrowings are issued at market interest rates.

Property financing—In September 2004, we entered into agreements for the sale and leaseback of an office building having a net book value of $8.5 million. Under the terms of the agreement, the building was sold for $9.7 million in net proceeds and leased back under a 10-year lease. We have subleased this property to a third party under a lease agreement that is being accounted for as an operating lease. We have accounted for the transaction as a financing transaction and are amortizing the related obligation using an effective annual interest rate of 5.37%.

Uncommitted credit—We have uncommitted credit lines at many of our international subsidiaries for immaterial amounts. We utilize these facilities to provide a more efficient daily source of liquidity. The effective interest rates depend upon the local national market.

Short-term debt and current portion of long-term debt—Short-term debt and current portion of long-term debt consisted of the following:

	December 31,	
(In millions)	**2009**	**2008**
Property financing	$ 0.4	$ 0.4
Foreign uncommitted credit facilities	28.1	19.1
Other	—	3.5
Total short-term debt and current portion of long-term debt	$28.5	$23.0

Long-term debt—Long-term debt consisted of the following:

(In millions)	December 31, 2009	December 31, 2008
Revolving credit facilities	$100.0	$407.0
Commercial paper (1)	278.7	52.0
Property financing	8.1	8.5
Other	5.2	8.4
Total long-term debt	392.0	475.9
Less: current portion	(0.4)	(3.9)
Long-term debt, less current portion	$391.6	$472.0

(1) Committed credit available under our five-year revolving credit facility maturing in 2012 provides the ability to refinance our commercial paper obligations on a long-term basis. Since we have both the ability and intent to refinance these obligations on a long-term basis, our commercial paper borrowings were classified as long-term on the consolidated balance sheet at December 31, 2009. Commercial paper borrowings as of December 31, 2009 had an average interest rate of 0.38%.

Maturities of total long-term debt as of December 31, 2009, are payable as follows: $0.4 million in 2010, $5.6 million in 2011, $379.7 million in 2012 and $6.3 million thereafter.

Interest rate swaps—On March 23, 2009, we took out interest rate swaps related to interest payments on $100.0 million of our variable rate borrowings on our $600 million revolving credit facility. The effect of these interest rate swaps was to fix the effective annual interest rate of these variable rate borrowings at 2.08%. The swaps were accounted for as cash flow hedges.

NOTE 10. INCOME TAXES

Domestic and foreign components of income before income taxes are shown below:

(In millions)	Year Ended December 31, 2009	2008	2007
Domestic	$ 70.4	$ 63.4	$104.2
Foreign	446.0	441.5	290.9
Income before income taxes	$516.4	$504.9	$395.1

The provision for income taxes consisted of:

(In millions)	Year Ended December 31, 2009	2008	2007
Current:			
Federal	$ 39.3	$ 19.7	$ 46.5
State	1.9	0.8	3.9
Foreign	95.9	58.9	74.7
Total current	137.1	79.4	125.1
Non-Current	14.1	9.2	3.9
Deferred:			
(Decrease) increase in the valuation allowance for deferred tax assets	1.4	(0.5)	0.2
Other deferred tax expense	2.5	63.9	5.3
Total deferred	3.9	63.4	5.5
Provision for income taxes	$155.1	$152.0	$134.5

Significant components of our deferred tax assets and liabilities were as follows:

(In millions)	December 31, 2009	December 31, 2008
Deferred tax assets attributable to:		
Accrued expenses	$ 64.1	$ 50.4
Foreign tax credit carryforwards	16.7	27.2
Accrued pension and other postretirement benefits	55.9	76.5
Stock-based compensation	25.1	26.6
Net operating loss carryforwards	19.2	11.0
Inventories	17.9	17.1
Foreign exchange	23.0	52.2
Other	0.3	3.4
Deferred tax assets	222.2	264.4
Valuation allowance	(3.4)	(2.0)
Deferred tax assets, net of valuation allowance	218.8	262.4
Deferred tax liabilities attributable to:		
Revenue in excess of billings on contracts accounted for under the percentage of completion method	118.1	87.7
Property, plant and equipment, goodwill and other assets	90.2	51.4
Deferred tax liabilities	208.3	139.1
Net deferred tax assets	$ 10.5	$123.3

At December 31, 2009 and 2008, the carrying amount of net deferred tax assets and the related valuation allowance included the impact of foreign currency translation adjustments. Included in our deferred tax assets at December 31, 2009 are U.S. foreign tax credit carryforwards of $16.7 million, which, if not utilized, will begin to expire after 2015. Realization of these deferred tax assets is dependent on the generation of sufficient U.S. taxable income prior to the above date. Based on long-term forecasts of operating results, management believes that it is more likely than not that domestic earnings over the forecast period will result in sufficient U.S. taxable income to fully realize these deferred tax assets. In its analysis, management has considered the effect of foreign deemed dividends and other expected adjustments to domestic earnings that are required in determining U.S. taxable income. Foreign earnings taxable to us as dividends, including deemed dividends for U.S. tax purposes, were $275.5 million, $134.3 million and $62.2 million, in 2009, 2008 and 2007, respectively. Also included in deferred tax assets are tax benefits related to net operating loss carryforwards attributable to foreign entities. If not utilized, these net operating loss carryforwards will begin to expire in 2010. Management believes it is more likely than not that we will not be able to utilize certain of these operating loss carryforwards before expiration; therefore, we have established a valuation allowance against the related deferred tax assets.

By country, current and non-current deferred income taxes included in our consolidated balance sheet at December 31, 2009, were as follows:

(In millions)	December 31, 2009 Current Asset (Liability)	Non-Current Asset (Liability)	Total
United States	$ 33.7	$74.2	$ 107.9
Norway	(106.7)	4.1	(102.6)
Brazil	13.9	(1.3)	12.6
Other foreign	(0.2)	(7.2)	(7.4)
Net deferred tax assets (liabilities)	$ (59.3)	$69.8	$ 10.5

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	Federal, State and Foreign Tax	Accrued Interest and Penalties	Gross Unrecognized Income Tax Benefits	Deferred Income Tax Benefits	Net
Balance at January 1, 2009	$28.0	$ 6.3	$34.3	$(3.3)	$31.0
Additions for tax positions related to the current year	13.8	—	13.8	—	13.8
Additions for tax positions related to prior years	1.0	1.6	2.6	(0.4)	2.2
Reductions for tax positions due to settlements	(3.1)	(1.9)	(5.0)	0.4	(4.6)
Reductions due to a lapse of the statute of limitations	(0.3)	—	(0.3)	—	(0.3)
Other reductions for tax positions related to prior years	(1.7)	—	(1.7)	0.8	(0.9)
Balance at December 31, 2009	37.7	6.0	43.7	(2.5)	41.2
Less tax positions related to temporary differences	(0.4)	—	(0.4)	—	(0.4)
Tax positions that, if recognized, would impact the effective tax rate as of December 31, 2009	$37.3	$ 6.0	$43.3	$(2.5)	$40.8

It is our policy to classify interest expense and penalties recognized on underpayments of income taxes as income tax expense. The gross amounts of interest expense and penalties included in unrecognized tax benefits as of January 1 and December 31, 2009 are reflected in the table above.

It is reasonably possible that within twelve months unrecognized tax benefits related to certain tax reporting positions taken in prior periods could decrease by up to $5.3 million, due to either the expiration of the statute of limitations in certain jurisdictions or the resolution of current income tax examinations, or both.

Tax years after 1998 remain subject to examination in Norway in addition to tax years after 2003 for Brazil and the United States.

The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Year Ended December 31,		
	2009	2008	2007
Statutory U.S. federal income tax rate	35%	35%	35%
Net difference resulting from:			
Foreign earnings subject to different tax rates	(12)	(9)	(5)
Tax on foreign intercompany dividends and deemed dividends for tax purposes	4	3	1
Net change in unrecognized tax benefits	3	2	1
Other	—	(1)	2
Total difference	(5)	(5)	(1)
Effective income tax rate	30%	30%	34%

We have provided U.S. income taxes on $242.0 million of cumulative earnings of certain foreign subsidiaries where we have determined that the foreign subsidiaries' earnings are not indefinitely reinvested. No provision for U.S. income taxes has been recorded on earnings of foreign subsidiaries that are indefinitely reinvested. The cumulative balance of foreign earnings with respect to which no provision for U.S. income taxes has been recorded was $680.0 million at December 31, 2009. The amount of applicable U.S. income taxes that would be incurred if these earnings were repatriated is approximately $190.0 million.

NOTE 11. PENSIONS AND POSTRETIREMENT AND OTHER BENEFIT PLANS

We have funded and unfunded defined benefit pension plans which provide defined benefits based on years of service and final average salary. On October 2, 2009, the Board of Directors amended the U.S. Qualified and Non-Qualified Defined Benefit Pension Plans ("U.S. Pension Plans") to freeze participation in the U.S. Pension Plans for all new nonunion employees hired on or after January 1, 2010, and current nonunion employees with less than five years of vesting service as of December 31, 2009. For current nonunion employees with less than five years of vesting service as of December 31, 2009, benefits accrued under the U.S. Pension Plans and earned as of that date were frozen based on credited service and pay as of December 31, 2009.

Foreign-based employees are eligible to participate in FMC Technologies-sponsored or government-sponsored benefit plans to which we contribute. Several of the foreign defined benefit pension plans sponsored by us provide for employee contributions; the remaining plans are noncontributory.

We have other postretirement benefit plans covering substantially all of our U.S. employees who were hired prior to January 1, 2003. The postretirement health care plans are contributory; the postretirement life insurance plans are noncontributory.

We are required to recognize the funded status of defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognize changes in that funded status in comprehensive income in the year in which the changes occur. Further, we are required to measure plan's assets and its obligations that determine its funded status as of the date of the consolidated balance sheet. We have applied this guidance to our domestic pension and other postretirement benefit plans as well as for many of our non-U.S. plans, including those in the United Kingdom, Norway, Germany, France and Canada. Pension expense measured in compliance with GAAP for the other non-U.S. pension plans is not materially different from the locally reported pension expense.

The funded status of our U.S. qualified and nonqualified pension plans, certain foreign pension plans and U.S. postretirement health care and life insurance benefit plans, together with the associated balances recognized in our consolidated financial statements as of December 31, 2009 and 2008, were as follows:

	Pensions		Other Postretirement Benefits	
(In millions)	2009	2008	2009	2008
Accumulated benefit obligation	$ 613.7	$ 547.1		
Projected benefit obligation at January 1	$ 669.4	$ 911.7	$11.0	$ 19.7
Transfer of liability to JBT as a result of the spinoff	—	(219.6)	—	(6.4)
Service cost	36.6	33.5	0.1	0.1
Interest cost	39.7	38.9	0.6	0.7
Actuarial (gain) loss	18.3	17.6	(3.2)	(1.7)
Curtailment	(5.2)	—	—	—
Settlement loss	—	5.4	—	—
Foreign currency exchange rate changes	40.7	(86.4)	—	—
Plan participants' contributions	1.6	2.1	—	—
Benefits paid	(47.2)	(33.8)	(0.6)	(1.4)
Projected benefit obligation at December 31	753.9	669.4	7.9	11.0
Fair value of plan assets at January 1	476.5	841.8	—	—
Transfer of assets to JBT as a result of the spinoff	—	(185.0)	—	—
Actual return on plan assets	89.3	(166.5)	—	—
Company contributions	63.9	91.7	0.7	1.4
Foreign currency exchange rate changes	35.7	(73.8)	—	—
Plan participants' contributions	1.6	2.1	—	—
Benefits paid	(47.2)	(33.8)	(0.7)	(1.4)
Fair value of plan assets at December 31	619.8	476.5	—	—
Funded status of the plans (liability) at December 31	$(134.1)	$(192.9)	$ (7.9)	$(11.0)
Other noncurrent assets	$ —	$ (1.0)	$ —	$ —
Current portion of accrued pension and other postretirement benefits	(1.2)	(20.1)	(0.8)	(0.7)
Accrued pension and other postretirement benefits, net of current portion	(132.9)	(171.8)	(7.1)	(10.3)
Funded status recognized in the consolidated balance sheets at December 31, 2009 and 2008	$(134.1)	$(192.9)	$ (7.9)	$(11.0)
Amounts recognized in accumulated other comprehensive (income) loss:				
Unrecognized actuarial (gain) loss (1)	$ 264.4	$ 311.2	$ (3.8)	$ (0.7)
Unrecognized prior service credit	(0.9)	(1.7)	(4.1)	(5.4)
Unrecognized transition asset	(1.8)	(2.0)	—	—
Accumulated other comprehensive (income) loss at December 31	$ 261.7	$ 307.5	$ (7.9)	$ (6.1)
Plans with underfunded or non-funded projected benefit obligation:				
Aggregate projected benefit obligation	$ 753.9	$ 669.4	$ 7.9	$ 11.0
Aggregate fair value of plan assets	619.8	476.5	—	—
Plans with underfunded or non-funded accumulated benefit obligation:				
Aggregate accumulated benefit obligation	$ 386.6	$ 367.7		
Aggregate fair value of plan assets	316.3	260.6		

(1) We reclassified accumulated other comprehensive losses of $15.1 million from cumulative foreign currency translation adjustments to cumulative deferral of pension and other postretirement benefit losses for the year ended December 31, 2008. Refer to Note 13 for additional disclosure.

The following table summarizes the components of net periodic benefit cost:

(In millions)	Pensions 2009	Pensions 2008	Pensions 2007	Other Postretirement Benefits 2009	Other Postretirement Benefits 2008	Other Postretirement Benefits 2007
Components of net annual benefit cost:						
Service cost	$ 36.6	$ 33.5	$ 31.1	$ 0.1	$ 0.1	$ —
Interest cost	39.7	38.9	48.9	0.6	0.7	1.2
Expected return on plan assets	(45.8)	(49.9)	(62.8)	—	—	—
Curtailment	(0.5)	—	—	—	—	—
Settlement cost	—	8.1	—	—	—	—
Amortization of transition asset	(0.5)	(0.6)	(0.6)	—	—	—
Amortization of prior service cost (credit)	(0.2)	0.3	0.5	(1.3)	(1.4)	(2.5)
Amortization of net actuarial loss (gain)	16.1	3.7	9.5	(0.1)	(0.1)	—
Net annual benefit cost (income)	$ 45.4	$ 34.0	$ 26.6	$(0.7)	$(0.7)	$ (1.3)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Net actuarial loss (gain) (1)	$(30.4)	$189.2	$ 8.0	$(3.2)	$(0.7)	$ (0.7)
Amortization of net actuarial loss (gain)	(16.1)	(3.7)	(9.5)	0.1	0.2	—
Prior service cost	—	0.9	0.6	—	4.4	0.1
Amortization of prior service (cost) credit	0.2	(0.3)	(0.5)	1.3	2.0	2.5
Amortization of transition asset	0.5	0.6	0.6	—	—	—
Total recognized in other comprehensive loss (income)	(45.8)	186.7	(0.8)	(1.8)	5.9	1.9
Total recognized in net periodic benefit cost and other comprehensive income	$ (0.4)	$220.7	$ 25.8	$(2.5)	$ 5.2	$ 0.6

(1) We reclassified accumulated other comprehensive losses of $15.1 million from cumulative foreign currency translation adjustments to cumulative deferral of pension and other postretirement benefit losses for the year ended December 31, 2008. Refer to Note 13 for additional disclosure.

The estimated net actuarial loss, prior service cost credit, and transition asset credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $11.2 million, $0.1 million and $0.5 million, respectively. The estimated prior service benefit for the other postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $1.3 million. Prior service costs and the unrecognized actuarial losses are amortized on a straight-line basis over the average remaining service period of employees eligible to receive benefits under the plan.

Key assumptions—The following weighted-average assumptions were used to determine the benefit obligations:

	Pensions 2009	Pensions 2008	Other Postretirement Benefits 2009	Other Postretirement Benefits 2008
Discount rate	5.76%	5.92%	5.90%	6.10%
Rate of compensation increase	4.07%	4.04%	—	—

The weighted average discount rate used in determining benefit obligations dropped from 5.92% in 2008 to 5.76% in 2009, which resulted from a decrease in the discount rates used in determining the pension benefits principally in the U.S. plans. The discount rate used for determining the U.K. pension benefit obligations decreased from 5.95% in 2008 to 5.87% in 2009. The discount rate used in determining U.S. pension benefit obligations decreased from 6.10% in 2008 to 5.90% in 2009.

The following weighted-average assumptions were used to determine net periodic benefit cost:

	Pensions			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Discount rate	5.92%	6.02%	5.62%	6.10%	6.50%	6.00%
Rate of compensation increase	4.04%	4.00%	3.85%	—	—	—
Expected rate of return on plan assets	8.35%	8.21%	8.46%	—	—	—

Our estimate of expected rate of return on plan assets is based primarily on the historical performance of plan assets, current market conditions, our asset allocation and long-term growth expectations.

In 2008, we moved to a fully insured postretirement medical plan in which premium costs are paid by the employee. The disclosed postretirement medical obligation (included in other postretirement benefits) reflects a flat dollar subsidy paid to retirees hired prior to 2003 that offsets employee premiums to the plan. This subsidy will not be indexed for inflation or expected healthcare cost increases.

Plan assets—Our pension plan assets measured at fair value are as follows at December 31, 2009. Please refer to "Fair Value" in Note 1 for a description of the levels.

(In millions)	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Cash	$ 22.9	$ 22.9	$ —	$ —
Equity securities (1):				
U.S. companies:				
Large cap	116.3	116.3	—	—
Small cap	51.3	51.3	—	—
International companies	235.6	235.6	—	—
Hedge funds (2)	23.9	—	—	23.9
Limited partnerships (3)	35.6	—	—	35.6
Insurance contracts (4)	131.5	—	131.5	—
Emerging market bonds	2.7	2.7	—	—
Total assets	$619.8	$428.8	$131.5	$59.5

(1) This category is comprised of common stock, preferred stock and mutual funds. The investments are valued using quoted market prices or the net asset value ("NAV") per share multiplied by the number of shares held at December 31, 2009.

(2) This investment is a dedicated value-oriented fund of hedge funds. The fund invests in approximately 10 to 20 funds that employ a range of value-oriented investment philosophies. The investment strategy centers on long-term returns with a strong focus on capital preservation. Hedge funds are valued using the NAV as determined by the administrator or custodian of the fund. The investment has a one year lock-up period that expires on May 1, 2010 and an annual redemption frequency with a 120-day notice period.

(3) This category includes two limited partnership investments. One partnership seeks high long-term returns following a value-oriented investment approach. The partnership may invest in a variety of securities, including U.S. and international company equities, debt securities and preferred stocks. The second investment is a partnership with a global asset manager focused on the stock of emerging market small-cap companies. Limited partnerships are valued using the NAV as determined by the administrator or custodian of the fund. Investments representing approximately 79% of the value in this category have a one year lock-up period that expires on April 1, 2010 and a quarterly redemption frequency with a 60-day notice period.

(4) This primarily represents assets in our Norwegian pension plans. Our pension program for the Norwegian plans follows a pension insurance arrangement. We pay premiums to an insurance company in exchange for a guaranteed return. Our guaranteed return was 3% at December 31, 2009. We have elected a "moderate risk" investment strategy based on the insurance company's offerings which includes approximately 4% in U.S. company equities, 5% in international company equities, 65% in government and corporate bonds, 16% in real estate and 10% in other types of investments. Insurance contracts are valued at book value, which approximates fair value, and is calculated using the prior year balance plus or minus investment returns and changes in cash flows.

The summary of changes in the fair value of the pension plan Level 3 assets for the year ended December 31, 2009 is as follows:

(In millions)	Hedge Funds	Limited Partnerships
Beginning balance	$—	$ 4.2
Unrealized gains relating to instruments still held at the reporting date	3.9	10.6
Purchases, sales, issuances and settlements, net	20.0	20.8
Ending balance	$23.9	$35.6

Our pension investment strategy emphasizes maximizing returns consistent with minimizing risk. Excluding our international plans with insurance-based investments, 79% of our total pension assets represent the U.S. qualified plan, the U.K. and Canadian plans. These plans are invested primarily in equities to maximize the long-term returns of the plans. The investment managers of these assets, including the hedge funds and limited partnerships, use Graham and Dodd fundamental investment analysis to select securities that have a margin of safety between the price of the security and the estimated value of the security. This value-oriented approach tends to mitigate the risk of a large equity allocation.

Contributions—We expect to contribute approximately $14.5 million to our pension and other postretirement benefit plans in 2010. The pension contributions will be primarily for the U.K. and Norway qualified pension plans. All of the contributions are expected to be in the form of cash. In 2009 and 2008, we contributed $63.9 million and $91.7 million to the pension plans, respectively, which included $13.1 million and $61.8 million, respectively, to the U.S. qualified pension plan.

Estimated future benefit payments—The following table summarizes expected benefit payments from our various pension and postretirement benefit plans through 2019. Actual benefit payments may differ from expected benefit payments.

(In millions)	Pensions	Other Postretirement Benefits
2010	$ 21.7	$0.8
2011	25.1	0.8
2012	31.7	0.8
2013	38.6	0.8
2014	36.2	0.8
2015-2019	191.9	3.5

Savings Plans—The FMC Technologies, Inc. Savings and Investment Plan ("Qualified Plan"), a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code, is a defined contribution plan. Additionally, we have a non-qualified deferred compensation plan, the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan ("Non-Qualified Plan"), which allows certain highly compensated employees the option to defer the receipt of a portion of their salary. We match a portion of the participants' deferrals to both plans. On October 2, 2009, the Board of Directors approved amendments to the U.S. Qualified Plan and U.S.

Non-Qualified Plan (“Amended Plans”). Under the Amended Plans, we will make a nonelective contribution equal to four percent of an employee’s eligible earnings every pay period to all new nonunion employees hired on or after January 1, 2010, and current nonunion employees with less than five years of vesting service as of December 31, 2009. The vesting schedule for the four percent nonelective contribution under the Amended Plans is three years of continuous service with FMC.

Participants in the Non-Qualified Plan earn a return based on hypothetical investments in the same options as our 401(k) plan, including FMC Technologies stock. Changes in the market value of these participant investments are reflected as an adjustment to the deferred compensation liability with an offset to other income (expense), net. As of December 31, 2009 and 2008, our liability for the Non-Qualified Plan was $26.4 million and $20.5 million, respectively, and was recorded in other non-current liabilities. We hedge the financial impact of changes in the participants’ hypothetical investments by purchasing the investments that the participants have chosen. With the exception of FMC Technologies stock, which is maintained at its cost basis, changes in the fair value of these investments are recognized as an offset to other income (expense), net. As of December 31, 2009 and 2008, we had investments for the Non-Qualified Plan totaling $19.2 million and $17.6 million, respectively, at fair market value and FMC Technologies stock held in trust of $5.7 million and $6.3 million, respectively, at its cost basis.

We recognized expense of $10.6 million, $10.6 million and $9.6 million, for matching contributions to these plans in 2009, 2008 and 2007, respectively.

NOTE 12. STOCK-BASED COMPENSATION

We sponsor a stock-based compensation plan, which is described below, and have granted awards primarily in the form of nonvested stock awards (also known as restricted stock in the plan document) and stock options. The compensation expense for awards under the plan for each of the years in the three year period ended December 31, 2009 is as follows:

(In millions)	2009	2008	2007
Stock-based compensation expense			
Restricted stock	$27.0	$26.2	$19.4
Other	2.2	1.8	1.7
Total stock-based compensation expense	$29.2	$28.0	$21.1
Income tax benefits related to stock-based compensation expense	$10.8	$10.4	$ 7.8

Stock-based compensation expense is recognized over the lesser of the stated vesting period (three or four years) or the period until the employee reaches age 62 (the retirement eligible age under the plan). As of December 31, 2009, a portion of the stock-based compensation expense related to outstanding awards remains to be recognized in future periods. The compensation expense related to nonvested awards yet to be recognized totaled $23.5 million for restricted stock. These costs are expected to be recognized over a weighted average period of 1.3 years.

Incentive compensation and stock plan—The Amended and Restated FMC Technologies, Inc. Incentive Compensation and Stock Plan (the “Plan”) provides certain incentives and awards to officers, employees, directors and consultants of FMC Technologies or its affiliates. The Plan allows our Board of Directors (the “Board”) to make various types of awards to non-employee directors and the Compensation Committee (the “Committee”) of the Board to make various types of awards to other eligible individuals. Awards include management incentive awards, common stock, stock options, stock appreciation rights, restricted stock and stock units. All awards are subject to the Plan’s provisions.

Under the Plan, 24.0 million shares of our common stock were authorized for awards. These shares are in addition to shares previously granted by FMC Corporation and converted into approximately 9.0 million shares of our common stock. As of December 31, 2009, 3.4 million shares are reserved to satisfy existing awards and 11.3 million shares are available for future awards.

Management incentive awards may be awards of cash, common stock options, restricted stock or a combination thereof. Grants of common stock options may be incentive and/or nonqualified stock options. Under the plan, the exercise price for options cannot be less than the market value of our common stock at the date of grant. Options vest in accordance with the terms of the award as determined by the Committee, which is generally after three years of service, and expire not later than 10 years after the grant date. Restricted stock grants specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee. Restricted stock grants generally vest after three to four years of service. Additionally, most awards vest immediately upon a change of control as defined in the Plan agreement.

Stock-based compensation awards to non-employee directors consist of restricted stock units. Awards to non-employee directors generally vest on the date of our annual stockholder meeting following the date of grant. Stock units are not settled until a director ceases services to the Board. At December 31, 2009, outstanding awards to active and retired non-employee directors included 354 thousand stock units.

Restricted stock—

A summary of the nonvested restricted stock awards as of December 31, 2009, and changes during the year is presented below:

(Number of restricted stock shares in thousands)	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2008	2,494	$31.92
Granted	1,075	$28.57
Vested	(996)	$22.34
Cancelled	(51)	$34.84
Nonvested at December 31, 2009	2,522	$34.21

In 2009, we granted time-based restricted stock awards, as well as awards with performance and market conditions.

For current year performance-based awards, the payout was dependent upon our performance relative to a peer group of companies with respect to EBITDA growth and return on investment for the year ending December 31, 2009. Based on results for the performance period, the payout will be 391 thousand shares at the vesting date in January 2012. Compensation cost has been measured for 2009 based on the actual outcome of the performance conditions.

For current year market-based awards, the payout was contingent upon our performance relative to the same peer group of companies with respect to total shareholder return for the year ending December 31, 2009. Based on results for the performance period, the payout will be 196 thousand shares at the vesting date in January 2012. Compensation cost for these awards has been calculated using the grant date fair market value, as estimated using a Monte Carlo simulation.

The following summarizes values for restricted stock activity in each of the years in the three year period ended December 31, 2009:

	2009	2008	2007
Weighted average grant date fair value of restricted stock awards granted	$28.57	$51.01	$31.44
Fair value of restricted stock vested (in millions)	$ 26.6	$ 62.9	$ 33.4

On January 4, 2010, restricted stock awards vested and approximately 826 thousand shares were issued to employees.

Stock options—

There were no options granted, forfeited or expired during the year ended December 31, 2009.

The following shows stock option activity for the year ended December 31, 2009:

(Number of stock options in thousands, intrinsic value in millions)	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	814	$10.14		
Exercised	(314)	$10.17		
Outstanding and exercisable at December 31, 2009	500	$10.34	3.3	$23.7

The aggregate intrinsic value reflects the value to the option holders, or the difference between the market price as of December 31, 2009, and the exercise price of the option, which would have been received by the option holders had all options been exercised as of that date. While the intrinsic value is representative of the value to be gained by the option holders, this value is not indicative of compensation expense recorded by us. Compensation expense on stock options was calculated on the date of grant using the fair value of the options, as determined by a Black-Scholes option pricing model and the number of options granted, reduced by estimated forfeitures.

The intrinsic value of options exercised for each of the years in the three year period ended December 31, 2009, was $16.8 million, $26.9 million, and $59.5 million, respectively.

NOTE 13. STOCKHOLDERS' EQUITY

Capital stock—The following is a summary of our capital stock activity during each of the years in the three-year period ended December 31, 2009:

(Number of shares in thousands)	Common Stock Issued	Common Stock Held in Employee Benefit Trust	Common Stock Held in Treasury
December 31, 2006	142,748	226	7,992
Stock awards	411	—	(2,204)
Treasury stock purchases	—	—	7,882
Net stock sold from employee benefit trust	—	(56)	—
December 31, 2007	143,159	170	13,670
Stock awards	—	—	(1,254)
Treasury stock purchases	—	—	5,703
Net stock sold from employee benefit trust	—	(48)	—
December 31, 2008	143,159	122	18,119
Stock awards	—	—	(1,183)
Treasury stock purchases	—	—	4,270
Net stock purchased from employee benefit trust	—	2	—
December 31, 2009	143,159	124	21,206

The plan administrator of the Non-Qualified Plan purchases shares of our common stock on the open market. Such shares are placed in a trust owned by FMC Technologies.

In 2005, we announced a repurchase plan approved by our Board of Directors authorizing the repurchase of up to two million shares of our issued and outstanding common stock through open market purchases. The Board of

Directors authorized extensions of this program, adding five million shares in February 2006 and eight million shares in February 2007 for a total of 15 million shares of common stock authorized for repurchase. As a result of the two-for-one stock split on August 31, 2007, the authorization was increased to 30 million shares. In July 2008, in connection with the JBT spin-off, and as required by the IRS, the Board of Directors authorized the repurchase of $95.0 million of our outstanding common stock in addition to the 30 million shares described above. We repurchased $155.7 million, $324.0 million and $287.4 million of common stock during 2009, 2008 and 2007, respectively, under the authorized repurchase program. As of December 31, 2009, approximately 5.4 million shares remained available for purchase under the current program which may be executed from time to time in the open market. We intend to hold repurchased shares in treasury for general corporate purposes, including issuances under our employee stock plans. The treasury shares are accounted for using the cost method.

On May 15, 2009, we amended our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 195 million shares to 300 million shares.

No cash dividends were paid on our common stock in 2009, 2008 or 2007.

On June 7, 2001, our Board of Directors declared a dividend distribution to each recordholder of common stock of one Preferred Share Purchase Right for each share of common stock outstanding at that date. Each right entitles the holder to purchase, under certain circumstances related to a change in control of FMC Technologies, one one-hundredth of a share of Series A junior participating preferred stock, without par value, at a price of $95 per share (subject to adjustment), subject to the terms and conditions of a Rights Agreement dated June 5, 2001. The rights expire on June 6, 2011, unless redeemed by us at an earlier date. The redemption price of $0.01 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions. We have reserved 800,000 shares of Series A junior participating preferred stock for possible issuance under the agreement.

Accumulated other comprehensive loss—Accumulated other comprehensive loss consisted of the following:

(In millions)	December 31, 2009	December 31, 2008
Cumulative foreign currency translation adjustments	$ (44.8)	$(122.0)
Cumulative deferral of hedging losses, net of tax of $7.3 million and $48.4 million, respectively (1)	(13.0)	(84.9)
Cumulative deferral of pension and other postretirement benefit losses, net of tax of $85.8 million and $101.8 million, respectively	(168.0)	(199.6)
Cumulative unrealized losses on investments, net of tax of $0.8 million at December 31, 2008	—	(1.9)
Accumulated other comprehensive loss	$(225.8)	$(408.4)

(1) We reclassified accumulated other comprehensive losses of $15.1 million, net of $4.2 million of taxes, from cumulative foreign currency translation adjustments to cumulative deferral of pension and other postretirement benefit losses for the year ended December 31, 2008. Refer to Note 11 for related disclosure.

NOTE 14. DERIVATIVE FINANCIAL INSTRUMENTS

We hold derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. The types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and interest rates. We hold the following types of derivative instruments:

Interest rate swap instruments—The purpose of these instruments is to hedge the uncertainty of anticipated interest expense from variable-rate debt obligations and achieve a fixed net interest rate. At December 31, 2009, we held three instruments which in aggregate hedge the interest expense on $100.0 million of variable-rate debt.

Foreign exchange rate forward contracts—The purpose of these instruments is to hedge the risk of changes in future cash flows of purchase or sale commitments denominated in foreign currencies. At December 31, 2009, we held the following material positions:

(In millions)	Notional Amount Bought (Sold)	
		USD Equivalent
Argentinean Peso	95.6	25.2
Australian Dollar	8.7	7.8
Brazilian Real	(71.2)	(40.9)
Euro	25.5	36.5
British Pound	102.2	165.3
Norwegian Krone	2,373.4	411.6
Singapore Dollar	147.4	105.0
U.S. Dollar	(703.2)	(703.2)

Foreign exchange rate instruments embedded in purchase and sale contracts—The purpose of these instruments is to match offsetting currency payments for particular projects, or comply with government restrictions on the currency used to purchase goods in certain countries. These exposures are in currencies other than the local or functional currency of the buyer or seller. At December 31, 2009, our portfolio of these instruments included the following material positions:

(In millions)	Notional Amount Bought (Sold)	
		USD Equivalent
Brazilian Real	(40.6)	(23.3)
Euro	9.4	13.5
British Pound	9.9	16.1
Norwegian Krone	(67.4)	(11.7)

The purpose of our foreign currency hedging activities is to manage the volatility associated with anticipated foreign currency purchases and sales created in the normal course of business. We primarily utilize forward exchange contracts with maturities of less than three years.

Our policy is to hold derivatives only for the purpose of hedging risks and not for trading purposes where the objective is solely to generate profit. Generally, we enter into hedging relationships such that changes in the fair values or cash flows of the transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments that qualify as a cash flow hedge, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported as a component of other comprehensive income ("OCI") and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The following tables of all outstanding derivative instruments are based on estimated fair value amounts that have been determined using available market information and commonly accepted valuation methodologies. Refer to Note 15 for further disclosures related to the fair value measurement process. Accordingly, the estimates presented may not be indicative of the amounts that we would realize in a current market exchange and may not be indicative of the gains or losses we may ultimately incur when these contracts settle or mature.

		Fair Value (in millions)	
Derivatives Designated as Hedging Instruments	**Balance Sheet Location**	**December 31, 2009**	**December 31, 2008**
Interest rate contracts	Long-term liabilities – Derivative financial instruments	$ (0.5)	$ —
Foreign exchange contracts	Current assets – Derivative financial instruments	77.0	157.1
	Long-term assets – Derivative financial instruments	14.2	30.3
	Current liabilities – Derivative financial instruments	(78.0)	(243.9)
	Long-term liabilities – Derivative financial instruments	(13.2)	(64.3)
Total derivatives designated as hedging instruments		$ (0.5)	$(120.8)

		Fair Value (in millions)	
Derivatives Not Designated as Hedging Instruments	**Balance Sheet Location**	**December 31, 2009**	**December 31, 2008**
Foreign exchange contracts	Current assets – Derivative financial instruments	$ 31.0	$ 197.5
	Long-term assets – Derivative financial instruments	14.3	112.1
	Current liabilities – Derivative financial instruments	(33.5)	(200.5)
	Long-term liabilities – Derivative financial instruments	(15.9)	(111.5)
Total derivatives not designated as hedging instruments		$ (4.1)	$ (2.4)

We recognized in current earnings a $3.5 million loss on cash flow hedges for the twelve months ended December 31, 2009, because it is probable that the original forecasted transaction will not occur. Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive losses of $13.0 million and $84.9 million at December 31, 2009 and 2008, respectively. We expect to transfer approximately $11.1 million loss from accumulated OCI to earnings during the next 12 months when the forecasted transactions actually occur. All forecasted transactions currently being hedged are expected to occur by 2012. The following tables present the impact of derivative instruments and their location within the accompanying consolidated statements of income for the year ended December 31, 2009.

Derivatives in Cash Flow Hedging Relationships	**Gain or (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)**
(In millions)	**Year Ended December 31, 2009**
Interest rate contracts	$ (0.5)
Foreign exchange contracts	55.7
Total	$ 55.2

Derivatives in Cash Flow Hedging Relationships Location of Gain or (Loss) Reclassified From Accumulated OCI into Income	**Gain or (Loss) Reclassified From Accumulated OCI into Income (Effective Portion)**
(In millions)	**Year Ended December 31, 2009**
Foreign exchange contracts:	
Revenue	$(33.5)
Cost of sales	(24.2)
Selling, general and administrative expense	(0.2)
Total	$(57.9)

Derivatives in Cash Flow Hedging Relationships Location of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	**Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)**
(In millions)	**Year Ended December 31, 2009**
Foreign exchange contracts:	
Revenue	$ 7.1
Cost of sales	(5.2)
Selling, general and administrative expense	(0.1)
Total	$ 1.8

Instruments that are not designated as hedging instruments are executed to hedge the effect of exposures in the consolidated balance sheets, and occasionally forward foreign currency contracts or currency options are executed to hedge exposures which do not meet all of the criteria to qualify for hedge accounting.

Location of Gain or (Loss) Recognized in Income on Derivatives (Not Designated as Hedging Instruments)	**Amount of Gain or (Loss) Recognized in Income on Derivatives (Instruments Not Designated as Hedging Instruments)**
(In millions)	**Year Ended December 31, 2009**
Foreign exchange contracts:	
Revenue	$ (1.4)
Cost of sales	(2.3)
Other income (expense), net	(5.7)
Total	$ (9.4)

NOTE 15. FAIR VALUE MEASUREMENTS

Financial assets and liabilities measured at fair value on a recurring basis at December 31, 2008 and 2009 are as follows. Please refer to "Fair Value" in Note 1 for a description of the levels.

(In millions)	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Assets				
Investments	$ 25.2	$25.2	$ —	$—
Derivatives (1)	136.5	—	136.5	—
Total assets	$161.7	$25.2	$136.5	$—
Liabilities				
Derivatives (1)	$141.1	$—	$141.1	$—

(In millions)	December 31, 2008			
	Total	Level 1	Level 2	Level 3
Assets				
Investments	$ 35.1	$35.1	$ —	$—
Derivatives (1)	497.0	—	497.0	—
Total assets	$532.1	$35.1	$497.0	$—
Liabilities				
Derivatives (1)	$620.2	$—	$620.2	$—

(1) See additional disclosure related to derivative financial instruments in Note 14.

Fair value measurements for assets or liabilities are valued based on quoted prices that we have the ability to access in public markets. We use the income approach as the valuation technique to measure the fair value of foreign currency derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change from the derivative contract rate and the published market indicative currency rate, multiplied by the contract notional values. Credit risk is then incorporated by reducing the derivative's fair value in asset positions by the result of multiplying the present value of the portfolio by the counterparty's published credit spread. Portfolios in a liability position are adjusted by the same calculation; however, a spread representing our credit spread is used. Our credit spread and the credit spread of other counterparties not publicly available are approximated by using the spread of similar companies in the same industry, of similar size and with the same credit rating. The derivative asset values presented in the preceding table were reduced by $0.2 million, and the derivative liability values reduced by $0.1 million to approximate fair value, including credit risk.

At the present time, we have no credit-risk-related contingent features in our agreements with the financial institutions which would require us to post collateral for derivative positions in a liability position.

Other fair value disclosures—The carrying amounts of cash and cash equivalents, trade receivables, accounts payable, short-term debt, commercial paper, and debt associated with revolving credit facilities, as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value because of their short-term maturities.

Credit risk—By their nature, financial instruments involve risk including credit risk for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables and derivative contracts. We manage the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties' financial condition. Our maximum exposure to credit loss in the event of

non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. Allowances for losses on trade receivables are established based on collectability assessments. We mitigate credit risk on derivative contracts by executing contracts only with counterparties that consent to a master netting agreement, which permits the net settlement of the gross derivative assets against the gross derivative liabilities.

NOTE 16. RELATED PARTY TRANSACTIONS

John Bean Technologies Corporation—On July 12, 2008, our Board of Directors approved the spin-off of 100% of our FoodTech and Airport Systems businesses to our shareholders. The spin-off was accomplished on July 31, 2008 through a tax-free dividend of all outstanding shares of JBT, which is now an independent public company traded on the New York Stock Exchange (symbol JBT).

We entered into certain agreements which defined key provisions related to the spin-off and the relationship between the two companies after the spin-off, including, among others, a separation and distribution agreement between FMC Technologies and JBT (the "Separation and Distribution Agreement") and a tax sharing agreement between FMC Technologies and JBT (the "Tax Sharing Agreement"). The Separation and Distribution Agreement required us to contribute certain business segments and their associated assets and liabilities to JBT. As a result of the contribution, we have no interest in JBT's assets and business and, subject to certain exceptions described below, generally have no obligation with respect to JBT's liabilities. Similarly, JBT has no interest in our assets and generally has no obligation with respect to our liabilities related to retained businesses after the distribution. We generally made no representations or warranties as to the assets, businesses or liabilities transferred or assumed as part of the contribution, and generally made the transfers on an "as is, where is" basis. JBT agreed to use reasonable best efforts to cause us to be released from all FMC Technologies obligations to guarantee or otherwise support any liabilities or obligations of JBT not later than July 31, 2010. JBT agreed to reimburse and otherwise indemnify and hold us harmless for any and all costs and charges associated with and such liabilities or obligations of JBT or any guarantee to third parties not terminated prior to July 31, 2008.

As parties to the Separation and Distribution Agreement, FMC Technologies and JBT each indemnify the other party from liabilities arising from their respective businesses or contracts, from liabilities arising from breach of the Separation and Distribution Agreement and from certain claims made prior to the spin-off of JBT (Note 18).

The Tax Sharing Agreement sets forth the responsibilities of the parties with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, the preparation and filing of tax returns for such periods, and disputes with taxing authorities regarding taxes for such periods. The Tax Sharing Agreement also provides that JBT will indemnify us for any tax liability we may incur as a result of any action taken by JBT after the spin-off which causes the distribution to not qualify as tax-free for U.S. federal income tax purposes under the terms of the private letter ruling received from the IRS. We will indemnify JBT against any tax liability in the case any action taken by us causes the distribution to not qualify as tax-free.

FMC Corporation—FMC Technologies was a subsidiary of FMC Corporation until the distribution of FMC Technologies' common stock by FMC Corporation, which was completed on December 31, 2001.

In June 2001, FMC Corporation contributed to us substantially all of the assets and liabilities of the businesses that comprise FMC Technologies (the "Separation"). FMC Technologies and FMC Corporation entered into certain agreements which defined key provisions related to the Separation and the ongoing relationship between the two companies after the Separation. These agreements included a Separation and Distribution Agreement ("SDA") and a Tax Sharing Agreement, which provided that FMC Technologies and FMC Corporation would make payments between them as appropriate to properly allocate tax liabilities for pre-Separation periods.

As parties to the SDA, FMC Corporation and FMC Technologies each indemnify the other party from liabilities arising from their respective businesses or contracts, from liabilities arising from breach of the SDA, from certain claims made prior to our spin-off from FMC Corporation, and for claims related to discontinued operations (Note 18).

NOTE 17. WARRANTY OBLIGATIONS

We provide warranties of various lengths and terms to certain of our customers based on standard terms and conditions and negotiated agreements. We provide for the estimated cost of warranties at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists. We also provide warranty liability when additional specific obligations are identified. The obligation reflected in other current liabilities in the consolidated balance sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Warranty cost and accrual information is as follows:

(In millions)	2009	2008
Balance at beginning of year	$ 13.5	$ 12.4
Expenses for new warranties	24.6	18.3
Adjustments to existing accruals	(6.5)	(6.9)
Claims paid	(14.7)	(10.3)
Balance at end of year	$ 16.9	$ 13.5

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments—We lease office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by us. Substantially all leases are classified as operating leases for accounting purposes. Rent expense under operating leases amounted to $77.7 million, $72.6 million and $59.8 million in 2009, 2008 and 2007, respectively.

Minimum future rental payments under noncancelable operating leases amounted to $405.8 million as of December 31, 2009, and are payable as follows: $57.0 million in 2010, $51.1 million in 2011, $44.1 million in 2012, $38.5 million in 2013, $36.9 million in 2014 and $178.2 million thereafter. Minimum future rental payments to be received under noncancelable subleases totaled $9.5 million at December 31, 2009.

Contingent liabilities associated with guarantees—In the ordinary course of business with customers, vendors and others, we issue standby letters of credit, performance bonds, surety bonds and other guarantees. These financial instruments, which totaled $607.0 million at December 31, 2009, represented guarantees of our future performance and $24.6 million of bank guarantees and letters of credit to secure a portion of our existing financial obligations. The majority of these financial instruments expire within two years; we expect to replace them through the issuance of new or the extension of existing letters of credit and surety bonds.

We are the named guarantor on certain performance bonds totaling $12.8 million at December 31, 2009, issued by our former subsidiary, JBT; however, we are fully indemnified by JBT pursuant to the terms and conditions of the Separation and Distribution Agreement, dated July 31, 2008, between FMC Technologies and JBT. Management does not expect any of these financial instruments to result in losses that if incurred, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Management believes that the ultimate resolution of our known contingencies will not materially affect our consolidated financial position or results of operations.

Contingent liabilities associated with legal matters—We are the named defendant in a number of lawsuits; however, while the results of litigation cannot be predicted with certainty, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

In addition, under the SDA with FMC Corporation, which contains key provisions relating to our 2001 spin-off from FMC Corporation, FMC Corporation is required to indemnify us for certain claims made prior to the spin-off, as well as for other claims related to discontinued operations. We expect that FMC Corporation will bear responsibility for the majority of these claims. We also have a Separation and Distribution Agreement with JBT, which contains key provisions relating to the spin-off of our Airport and FoodTech businesses in 2008. JBT is required to indemnify us for certain claims made prior to the spin-off, as well as for other claims related to JBT products or business operations. Some of these claims may include those described above involving FMC Corporation. While the ultimate responsibility for claims involving FMC Technologies, FMC Corporation or JBT cannot yet be determined due to lack of identification of the products or premises involved, we expect that FMC Corporation will bear responsibility for a majority of these claims initiated subsequent to the spin-off and that JBT Corporation will bear responsibility for other claims initiated subsequent to the spin-off.

NOTE 19. BUSINESS SEGMENTS

Our determination of our reportable segments was made on the basis of our strategic business units and the commonalities among the products and services within each segment, and corresponds to the manner in which our management reviews and evaluates operating performance.

Our reportable segments are:

- Energy Production Systems—designs and manufactures systems and provides services used by oil and gas companies involved in land and offshore, particularly deepwater, exploration and production of crude oil and gas.
- Energy Processing Systems—designs, manufactures and supplies technologically advanced high pressure valves and fittings for oilfield service customers; also manufactures and supplies liquid and gas measurement and transportation equipment and systems to customers involved in the production, transportation and processing of crude oil, natural gas and petroleum-based refined products.

Total revenue by segment includes intersegment sales, which are made at prices approximating those that the selling entity is able to obtain on external sales. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, net interest income (expense) associated with corporate debt facilities, income taxes, and other revenue and other (expense), net.

Segment revenue and segment operating profit

(In millions)	Year Ended December 31, 2009	2008	2007
Revenue:			
Energy Production Systems (1)	$3,721.9	$3,670.7	$2,882.2
Energy Processing Systems	698.4	883.2	767.7
Other revenue (2) and intercompany eliminations	(14.9)	(3.0)	(1.0)
Total revenue	$4,405.4	$4,550.9	$3,648.9
Income before income taxes:			
Segment operating profit:			
Energy Production Systems	$ 516.1	$ 420.7	$ 287.9
Energy Processing Systems	102.4	165.5	142.5
Total segment operating profit	618.5	586.2	430.4
Corporate items:			
Corporate expense (3)	(35.4)	(37.5)	(35.1)
Other revenue (2) and other (expense), net (4)	(57.2)	(42.3)	9.1
Net interest expense	(9.5)	(1.5)	(9.3)
Total corporate items	(102.1)	(81.3)	(35.3)
Income from continuing operations before income taxes attributable to FMC Technologies, Inc.	$ 516.4	$ 504.9	$ 395.1

(1) We have one customer in our Energy Production Systems segment that comprises approximately 16%, 19% and 10% of our consolidated revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

(2) Other revenue comprises certain unrealized gains and losses on derivative instruments related to unexecuted sales contracts.

(3) Corporate expense primarily includes corporate staff expenses.

(4) Other expense, net, generally includes stock-based compensation, other employee benefits, LIFO adjustments, certain foreign exchange gains and losses, and the impact of unusual or strategic transactions not representative of segment operations.

Segment operating capital employed and segment assets

(In millions)	December 31, 2009	2008
Segment operating capital employed (1):		
Energy Production Systems	$1,022.0	$ 917.2
Energy Processing Systems	347.6	243.0
Intercompany eliminations	—	(0.1)
Total segment operating capital employed	1,369.6	1,160.1
Segment liabilities included in total segment operating capital employed (2)	1,508.9	1,493.7
Corporate (3)	631.0	927.1
Total assets	$3,509.5	$3,580.9
Segment assets:		
Energy Production Systems	$2,397.7	$2,242.1
Energy Processing Systems	486.2	413.7
Intercompany eliminations	(5.4)	(2.0)
Total segment assets	2,878.5	2,653.8
Corporate (3)	631.0	927.1
Total assets	$3,509.5	$3,580.9

(1) FMC Technologies' management views segment operating capital employed, which consists of assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, pension liabilities, income taxes and LIFO inventory reserves.

(2) Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments and progress billings, accrued payroll and other liabilities.

(3) Corporate includes cash, LIFO inventory reserves, deferred income tax balances, property, plant and equipment not associated with a specific segment, pension assets and the fair value of derivatives.

Geographic segment information

Geographic segment sales were identified based on the location where our products and services were delivered. Geographic segment long-lived assets represent property, plant and equipment, net.

(In millions)	Year Ended December 31, 2009	2008	2007
Revenue (by location of customer):			
United States	$ 996.2	$1,110.1	$ 908.5
Norway	911.6	1,068.1	739.2
All other countries	2,497.6	2,372.7	2,001.2
Total revenue	$4,405.4	$4,550.9	$3,648.9

(In millions)	December 31, 2009	2008 (1)	2007 (1)
Long-lived assets:			
United States	$184.4	$178.5	$147.8
Norway	160.3	118.2	114.2
Brazil	66.8	43.3	43.6
All other countries	170.4	154.9	146.7
Total long-lived assets	$581.9	$494.9	$452.3

(1) We have revised long-lived assets at December 31, 2008 and 2007, by excluding goodwill; intangible assets, net; and certain other non-current assets.

Other business segment information

(In millions)	Capital Expenditures Year Ended December 31, 2009	2008	2007	Depreciation and Amortization Year Ended December 31, 2009	2008	2007	Research and Development Expense Year Ended December 31, 2009	2008	2007
Energy Production Systems	$102.9	$153.7	$162.1	$80.3	$60.7	$49.4	$43.6	$38.4	$34.9
Energy Processing Systems	6.5	7.2	12.4	10.6	9.6	10.0	7.7	6.9	5.9
Corporate	0.6	4.1	5.1	2.1	2.3	2.4	—	—	—
Total	$110.0	$165.0	$179.6	$93.0	$72.6	$61.8	$51.3	$45.3	$40.8

NOTE 20. QUARTERLY INFORMATION (UNAUDITED)

(In millions, except per share data and common stock prices)	2009 4th Qtr.	2009 3rd Qtr.	2009 2nd Qtr.	2009 1st Qtr.	2008 4th Qtr.	2008 3rd Qtr.	2008 2nd Qtr.	2008 1st Qtr.
Revenue	$1,160.2	$1,088.4	$1,103.8	$1,053.0	$1,205.1	$1,127.6	$1,178.1	$1,040.1
Cost of sales	898.4	835.7	856.2	844.2	958.4	888.2	934.3	842.2
Income from continuing operations	92.9	91.2	105.9	71.3	93.9	92.4	98.2	68.4
Income (loss) from discontinued operations	0.3	0.4	0.1	(0.3)	(2.6)	(9.7)	7.6	13.1
Net income attributable to FMC Technologies, Inc.	$ 93.2	$ 91.6	$ 106.0	$ 71.0	$ 91.3	$ 82.7	$ 105.8	$ 81.5
Basic earnings per share (1)	$ 0.76	$ 0.74	$ 0.86	$ 0.57	$ 0.73	$ 0.65	$ 0.82	$ 0.63
Diluted earnings per share (1)	$ 0.75	$ 0.73	$ 0.84	$ 0.56	$ 0.72	$ 0.64	$ 0.81	$ 0.62
Common stock price:								
High	$ 58.84	$ 55.31	$ 43.70	$ 33.97	$ 44.88	$ 77.98	$ 80.86	$ 64.88
Low	$ 49.96	$ 35.10	$ 31.63	$ 23.79	$ 20.34	$ 43.10	$ 57.83	$ 46.11

(1) Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the annual total.

NOTE 21. SUBSEQUENT EVENT

On January 13, 2010, we entered into a $350 million revolving credit agreement maturing on January 14, 2013, with Bank of America, N.A., as Administrative Agent. Under the credit agreement interest accrues at a rate equal to, at our option; either (a) a base rate determined by reference to the higher of (1) the agent's prime rate, (2) the federal funds rate plus 1/2 of 1% or (3) the London Interbank Offered Rate ("LIBOR") plus 1.00% or (b) LIBOR plus 2.75%. The margin over LIBOR is variable and is determined based on our debt rating. Among other restrictions, the terms of the credit agreement include negative covenants related to liens and a financial covenant related to the debt-to-EBITDA ratio.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the direction of our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. We have concluded that our disclosure controls and procedures were

i) effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

ii) effective in ensuring that information required to be disclosed is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective in providing this reasonable assurance as of December 31, 2009. During the quarter ended December 31, 2009 there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors is incorporated herein by reference from the section entitled "Our Board of Directors" of the Proxy Statement for the 2010 Annual Meeting of Stockholders. Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of these committees operates pursuant to a written charter setting out the functions and responsibilities of the committee. The charters for the Audit Committee, the Compensation Committee and the Nominating and Governance Committee of the Board of Directors may be found on our website at www.fmctechnologies.com under "About Us—Corporate Governance" and are also available in print to any stockholder upon request without charge by submitting a written request to Jeffrey W. Carr, Vice President, General Counsel and Secretary, FMC Technologies, Inc., 1803 Gears Road, Houston, Texas 77067. Information concerning audit committee financial experts on the Audit Committee of the Board of Directors is incorporated herein by reference from the section entitled "Committees of the Board of Directors—Audit Committee" of the Proxy Statement for the 2010 Annual Meeting of Stockholders.

Information regarding our executive officers is presented in the section entitled "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

Information regarding compliance by our directors and executive officers with Section 16(a) of the Securities and Exchange Act of 1934, as amended, is incorporated herein by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement for the 2010 Annual Meeting of Stockholders.

We have adopted a code of ethics, which includes provisions that apply to our principal executive officer, principal financial officer, principal accounting officer or controller and other key professionals serving in a finance, accounting, treasury, tax or investor relations role. A copy of our code of ethics may be found on our website at www.fmctechnologies.com under "About Us—Corporate Governance" and is available in print to stockholders without charge by submitting a request to the address set forth above.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated herein by reference from the sections entitled "Director Compensation," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions" and "Executive Compensation" of the Proxy Statement for the 2010 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference from the section entitled "Security Ownership of FMC Technologies Management and Holders of More Than Five Percent of Outstanding Shares of Common Stock" of the Proxy Statement for the 2010 Annual Meeting of Stockholders. Additionally, Equity Plan Compensation Information is presented in Item 5 of Part II of this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated herein by reference from the sections entitled "Transactions with Related Persons" and "Director Independence" of the Proxy Statement for the 2010 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated herein by reference from the section entitled "Proposal to Ratify the Appointment of KPMG LLP" of the Proxy Statement for the 2010 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Financial Statements and Related Report of Independent Registered Public Accounting Firm:

   Report of Independent Registered Public Accounting Firm

   Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007

   Consolidated Balance Sheets as of December 31, 2009 and 2008

   Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007

   Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2009, 2008 and 2007

   Notes to Consolidated Financial Statements

2. Financial Statement Schedule and related Report of Independent Registered Public Accounting Firm:

   See "Schedule II—Valuation and Qualifying Accounts" and the related Report of Independent Registered Public Accounting Firm included herein. All other schedules are omitted because of the absence of conditions under which they are required or because information called for is shown in the consolidated financial statements and notes thereto in Item 8 of this Annual Report on Form 10-K.

3. Exhibits:

   See Index of Exhibits beginning on page 82 of this Annual Report on Form 10-K.

Schedule II—Valuation and Qualifying Accounts

(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts (a)	Deductions and Other (b)	Balance at End of Period
Year ended December 31, 2007:					
Allowance for doubtful accounts	$3,576	$ 387	$ 507	$ 1,644	$2,826
Valuation allowance for deferred tax assets ...	$2,253	$ 733	$ 58	$ 575	$2,469
Year ended December 31, 2008:					
Allowance for doubtful accounts	$2,826	$6,268	$(1,994)	$(2,287)	$9,387
Valuation allowance for deferred tax assets ...	$2,469	$ 922	$ (86)	$ 1,339	$1,966
Year ended December 31, 2009:					
Allowance for doubtful accounts	$9,387	$3,309	$ 295	$ 4,997	$7,994
Valuation allowance for deferred tax assets ...	$1,966	$2,050	$ (15)	$ 620	$3,381

(a)—"Additions charged to other accounts" includes translation adjustments and allowances acquired through business combinations.

(b)—"Deductions and other" includes write-offs, net of recoveries, and reductions in the allowances credited to expense.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FMC TECHNOLOGIES, INC.
(Registrant)

By: /s/ WILLIAM H. SCHUMANN, III

William H. Schumann, III
Executive Vice President, Chief Financial Officer and Treasurer

Date: March 1, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Date	Signature
March 1, 2010	/s/ PETER D. KINNEAR **Peter D. Kinnear** **Chairman, President and Chief Executive Officer** **(Principal Executive Officer)**
March 1, 2010	/s/ WILLIAM H. SCHUMANN, III **William H. Schumann, III** **Executive Vice President, Chief Financial Officer and Treasurer** **(Principal Financial Officer)**
March 1, 2010	/s/ JAY A. NUTT **Jay A. Nutt** **Vice President and Controller** **(Principal Accounting Officer)**
March 1, 2010	/s/ MIKE R. BOWLIN **Mike R. Bowlin,** **Director**
March 1, 2010	/s/ PHILIP J. BURGUIERES **Philip J. Burguieres,** **Director**
March 1, 2010	/s/ C. MAURY DEVINE **C. Maury Devine,** **Director**
March 1, 2010	/s/ DR. THORLEIF ENGER **Dr. Thorleif Enger,** **Director**
March 1, 2010	/s/ CLAIRE S. FARLEY **Claire S. Farley,** **Director**
March 1, 2010	/s/ THOMAS M. HAMILTON **Thomas M. Hamilton,** **Director**

Date	Signature
March 1, 2010	/s/ EDWARD J. MOONEY **Edward J. Mooney,** **Director**
March 1, 2010	/s/ JOSEPH H. NETHERLAND **Joseph H. Netherland,** **Director**
March 1, 2010	/s/ RICHARD A. PATTAROZZI **Richard A. Pattarozzi,** **Director**
March 1, 2010	/s/ JAMES M. RINGLER **James M. Ringler,** **Director**

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
2.1	Separation and Distribution Agreement by and between FMC Corporation and the Company, dated as of May 31, 2001 (incorporated by reference from Exhibit 2.1 to the Form S-1/A filed on June 6, 2001).
2.2	Separation and Distribution Agreement by and between FMC Technologies and John Bean Technologies Corporation, dated July 31, 2008 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed on August 6, 2008).
3.1	Registrant's Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Quarterly Report on Form 10-Q filed on August 7, 2009).
3.2	Registrant's Amended and Restated Bylaws (incorporated by reference from Exhibit 3.2 to the Quarterly Report on Form 10-Q filed on May 5, 2009).
4.1	Form of Specimen Certificate for the Company's Common Stock (incorporated by reference from Exhibit 4.1 to the Form S-1/A filed on May 4, 2001).
4.2	Preferred Share Purchase Rights Agreement (incorporated by reference from Exhibit 4.2 to the Form S-8 filed on June 14, 2001).
4.2.a	Amendment to Preferred Share Purchase Rights Agreement (incorporated by reference from Exhibit 4.2 to the Form 8-K filed on September 11, 2009).
10.1	Tax Sharing Agreement by and among FMC Corporation and the Company, dated as of May 31, 2001 (incorporated by reference from Exhibit 10.1 to the Form S-1/A filed on June 6, 2001).
10.2	Employee Benefits Agreement by and between FMC Corporation and the Company, dated as of May 30, 2001 (incorporated by reference from Exhibit 10.2 to the Form S-1/A filed on June 6, 2001).
10.3	Transition Services Agreement between FMC Corporation and the Company, dated as of May 31, 2001 (incorporated by reference from Exhibit 10.3 to the Form S-1/A filed on June 6, 2001).
10.4*	Amended and Restated Incentive Compensation and Stock Plan, dated February 25, 2010.
10.4.a*	Form of Grant Agreement for Long Term Incentive Restricted Stock Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (Employee) (incorporated by reference from Exhibit 10.4d to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.b*	Form of Grant Agreement for Long Term Incentive Restricted Stock Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (Non-Employee Director) (incorporated by reference from Exhibit 10.4e to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.c*	Form of Grant Agreement for Key Manager Restricted Stock Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (incorporated by reference from Exhibit 10.4f to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.d*	Form of Grant Agreement for Non-Qualified Stock Option Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (Employee) (incorporated by reference from Exhibit 10.4g to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.e*	Form of Grant Agreement for Non-Qualified Stock Option Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (Non-Employee Director) (incorporated by reference from Exhibit 10.4h to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.f*	Form of Grant Agreement for Stock Appreciation Rights Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (incorporated by reference from Exhibit 10.4i to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.g*	Form of Grant Agreement for Performance Units Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (incorporated by reference from 10.4j to the Quarterly Report on Form 10-Q filed on May 10, 2005).

Exhibit No.	Exhibit Description
10.4.h*	Form of Long Term Incentive Performance Share Restricted Stock Agreement Pursuant to the FMC Technologies, Inc. Incentive Compensation and Stock Plan (incorporated by reference from 10.4k to the Quarterly Report on Form 10-Q filed on May 9, 2006).
10.4.i*	Form of Long Term Incentive Performance Share Restricted Stock Agreement Pursuant to the FMC Technologies, Inc. Incentive Compensation and Stock Plan.
10.4.j*	Form of Long Term Incentive Restricted Stock Unit Agreement for Employees of FMC Technologies SA Pursuant to the Amended and Restated Incentive Compensation and Stock Plan.
10.5*	Forms of Executive Severance Agreements (incorporated by reference from Exhibit 10.4.i to the Annual Report on Form 10-K filed on February 27, 2009).
10.6*	Amended and Restated FMC Technologies, Inc. Employees' Retirement Program Part I Salaried and Nonunion Hourly Employees' Retirement Program.
10.6.a*	First Amendment to the Amended and Restated FMC Technologies, Inc. Employees' Retirement Program Part I Salaried and Nonunion Hourly Employees' Retirement Program.
10.6.b*	Eighth Amendment to the FMC Technologies, Inc. Employees' Retirement Program Part I Salaried and Nonunion Hourly Employees' Retirement Program (incorporated by reference from Exhibit 10.6h to the Quarterly Report on Form 10-Q filed on November 3, 2009).
10.6.c*	Ninth Amendment to the FMC Technologies, Inc. Employees' Retirement Program Part I Salaried and Nonunion Hourly Employees' Retirement Program.
10.6.d*	Amended and Restated FMC Technologies, Inc. Employees' Retirement Program Part II Union Hourly Employees' Retirement Plan.
10.6.e*	First Amendment to the Amended and Restated FMC Technologies, Inc. Employees' Retirement Program Part II Union Hourly Employees' Retirement Plan.
10.6.f*	Sixth Amendment to the FMC Technologies, Inc. Employees' Retirement Program Part II Union Hourly Employees' Retirement Plan.
10.7*	Amended and Restated FMC Technologies, Inc. Salaried Employees' Equivalent Retirement Plan.
10.7.a*	FMC Technologies, Inc. Equivalent Retirement Plan Grantor Trust Agreement.
10.7.b*	First Amendment to the Amended and Restated FMC Technologies, Inc. Salaried Employees' Equivalent Retirement Plan (incorporated by reference from Exhibit 10.7 to the Quarterly Report on Form 10-Q filed on November 3, 2009).
10.8*	Amended and Restated FMC Technologies, Inc. Savings and Investment Plan.
10.8.a*	FMC Technologies, Inc. Savings and Investment Plan Trust.
10.8.b*	First Amendment to the Amended and Restated FMC Technologies, Inc. Savings and Investment Plan.
10.8.c*	Ninth Amendment to the FMC Technologies, Inc. Savings and Investment Plan (incorporated by reference from Exhibit 10.8.i to the Quarterly Report on Form 10-Q filed on November 3, 2009).
10.8.d*	Tenth Amendment to the FMC Technologies, Inc. Savings and Investment Plan (incorporated by reference from Exhibit 10.8.j to the Quarterly Report on Form 10-Q filed on November 3, 2009).
10.8.e*	Eleventh Amendment to the FMC Technologies, Inc. Savings and Investment Plan.
10.9*	Amended and Restated FMC Technologies, Inc. Non-Qualified Savings and Investment Plan.
10.9.a*	FMC Technologies, Inc. Non-Qualified Savings and Investment Plan Trust Agreement.
10.9.b*	First Amendment to the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan (incorporated by reference from Exhibit 10.9 to the Quarterly Report on Form 10-Q filed on November 3, 2009).

Exhibit No.	Exhibit Description
10.10	Commercial Paper Dealer Agreement 4(2) Program between Banc of America Securities LLC and the Company, dated as of January 24, 2003.
10.11	Commercial Paper Dealer Agreement 4(2) Program between Wells Fargo Brokerage Services, LLC. and the Company, dated as of December 21, 2007.
10.12	Commercial Paper Dealer Agreement 4(2) Program between J.P. Morgan Securities Inc. and the Company, dated as of March 7, 2008.
10.13	Commercial Paper Dealer Agreement 4(2) Program between Citigroup Global Markets, Inc. and the Company, dated as of January 2010.
10.14	Issuing and Paying Agency Agreement between Wells Fargo Bank, National Association and the Company, dated as of January 3, 2004.
10.15	$600,000,000 Five-Year Credit Agreement dated December 6, 2007, between FMC Technologies, Inc. and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference from Exhibit 10.15 to the Form 8-K filed on December 7, 2007).
10.16	$350,000,000 Credit Agreement dated January 13, 2010, between FMC Technologies, Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference from Exhibit 10 to the Form 8-K filed on January 15, 2010).
10.17	Tax Sharing Agreement between FMC Technologies, Inc. and John Bean Technologies Corporation, dated July 31, 2008 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed on August 6, 2008).
10.18	Securities Purchase Agreement among FMC Technologies, Inc. and Schilling Robotics, Inc., Schilling Robotics, LLC and Tyler Schilling, dated December 24, 2008 (incorporated by reference from Exhibit 10.15 to the Annual Report on Form 10-K filed on February 27, 2009).
10.19	Unit Holders Agreement among FMC Technologies, Inc., Schilling Robotics, Inc., and Tyler Schilling, dated December 26, 2008 (incorporated by reference from Exhibit 10.16 to the Annual Report on Form 10-K filed on February 27, 2009).
10.20	Amended and Restated Operating Agreement among FMC Technologies, Inc., Schilling Robotics, Inc., Schilling Robotics Newco, LLC, Schilling Robotics, LLC and Tyler Schilling, dated December 26, 2008 (incorporated by reference from Exhibit 10.17 to the Annual Report on Form 10-K filed on February 27, 2009).
10.21	Purchase Agreement, dated September 9, 2009, among FMC Technologies, Inc. and Direct Drive Systems, Inc., ("DDS") each stakeholder in DDS signatory thereto (individually, a "***Seller***" and collectively, the "***Sellers***") and Vatche Artinian as the Sellers' Representative (incorporated by reference from Exhibit 10.10 to the Quarterly Report on Form 10-Q filed on November 3, 2009).
14.1	FMC Technologies, Inc. Code of Business Conduct and Ethics Including Provisions for Principal Executive and Financial Officers (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K filed on March 12, 2004).
21.1	Significant Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a).
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a).
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Exhibit Description
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**101.INS	XBRL Instance Document
**101.SCH	XBRL Schema Document
**101.CAL	XBRL Calculation Linkbase Document
**101.DEF	XBRL Definition Linkbase Document
**101.LAB	XBRL Label Linkbase Document
**101.PRE	XBRL Presentation Linkbase Document

* Indicates a management contract or compensatory plan or arrangement.

** Furnished herewith

Corporate Office

FMC Technologies, Inc.
1803 Gears Road
Houston, TX 77067
281 591 4000

Investor Relations

Investor Relations may be contacted at the following address:

FMC Technologies, Inc.
Investor Relations
Robert K. Cherry
1803 Gears Road
Houston, TX 77067
281 591 4560
ir.fmctechnologies.com

Stock Exchange

FMC Technologies is listed on the New York Stock Exchange under the symbol FTI.

Annual Meeting

The Annual Meeting of Stockholders will be held at 11:00 a.m. on Friday, May 7, 2010 at:

The Woodlands Waterway Marriott Hotel
1601 Lake Robbins Drive
The Woodlands, TX 77380
Notice of the meeting, together with proxy materials, will be mailed to stockholders in advance of the meeting.

Stock Transfer Agent

Address stockholder inquiries, including requests for stock transfers, to:

Wells Fargo Bank, N. A.
161 N. Concord Exchange
South St. Paul, MN 55075-1139
Phone: 800-468-97166 or 651-450-4064
Fax: 651-450-4033
wellsfargo.com/com/shareowner_services

Form 10-K

A copy of the Company's 2009 Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, is available at fmctechnologies.com or upon written request to:

FMC Technologies, Inc.
Corporate Communications
1803 Gears Road
Houston,TX 77067

However, certain information required under Parts II and III of the Company's 2009 Annual Report on Form 10-K have been incorporated by reference from the Company's Proxy Statement for its 2010 Annual Meeting of Shareholders.

Certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, as amended, are attached as Exhibits to the Company's 2009 Annual Report on Form 10-K. FMC Technologies' CEO timely submitted the CEO Annual Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual in 2009 to the New York Stock Exchange.

FMC Technologies was incorporated in Delaware in 2000.

Auditors

KPMG LLP
Houston ,TX 77067



FMC Technologies Inc
1803 Gears Road
Houston TX 77067
281 591 4000

We put you first.
And keep you ahead.



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Friday, May 7, 2010
11:00 a.m.
The Woodlands Waterway Marriott Hotel & Convention Center
1601 Lake Robbins Drive
The Woodlands, Texas 77380

March 31, 2010

Dear Stockholder:

It is my pleasure to invite you to attend the 2010 Annual Meeting of Stockholders of FMC Technologies, Inc., which will be held at the time and place noted above. At the meeting, we will ask our stockholders to:

- Re-elect three directors, Dr. Thorleif Enger, Claire S. Farley and Joseph H. Netherland, each for a term of three years (page 4);
- Ratify the appointment of KPMG LLP as independent registered public accounting firm for the Company for 2010 (page 53);
- Consider and vote on one stockholder proposal (page 54); and
- Vote on any other business properly brought before the meeting.

Please refer to the accompanying Proxy Statement for additional information about the matters to be considered at the meeting. You may vote at the meeting if you were a stockholder of record on March 12, 2010.

MANAGEMENT RECOMMENDS A VOTE *FOR* THE RE-ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR, *FOR* THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR 2010 AND *AGAINST* THE SHAREHOLDER PROPOSAL.

Because of a change in the New York Stock Exchange rules, we note that, unlike at previous annual meetings, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided specific directions. As such, we strongly encourage you to submit your proxy card and exercise your right to vote as a stockholder. Your vote is important. To be sure that your vote counts, and to assure a quorum, please submit your vote promptly whether or not you plan to attend the meeting. You can revoke a proxy prior to its exercise at the meeting by following the instructions in the accompanying Proxy Statement.

Our stockholders have a choice of voting on the Internet, by telephone or by mailing a traditional proxy card. If you are a stockholder of record and you plan to attend the meeting, please mark the appropriate box on your proxy card or use the alternative Internet or telephone voting options in accordance with the voting instructions you have received. If you vote by telephone or on the Internet, you do not need to return your proxy card. If your shares are held by a bank, broker or other intermediary and you plan to attend, please send written notification to our Investor Relations Department, 1803 Gears Road, Houston, Texas 77067, and enclose evidence of your ownership (such as a letter from the bank, broker or intermediary confirming your ownership or a bank or brokerage firm account statement). The names of all those indicating they plan to attend the Annual Meeting of Stockholders will be placed on an admission list held at the registration desk at the entrance to the meeting. Stockholders may help us reduce printing and mailing costs by opting to receive future proxy materials by e-mail. Information about how to do this is included in your Proxy Card accompanying this Proxy Statement.

By order of the Board of Directors,

Jeffrey W. Carr
Vice President, General Counsel and Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 7, 2010.

The Company's Proxy Statement for the 2010 Annual Meeting of Shareholders and the Annual Report to Shareholders for the fiscal year ended December 31, 2009 are available at www.proxyvote.com.

Table of Contents

	Page No.
About the Annual Meeting	1
Election of Directors (Proposal 1)	4
• Election of Directors	4
• Nominees for Director	4
Our Board of Directors	5
• Information about our Nominees	5
• Information about our Directors Continuing in Office	7
Information about the Board of Directors	11
• Corporate Governance	11
• Meetings	12
• Committees of the Board of Directors	12
• Audit Committee	13
• Compensation Committee	13
• Nominating and Governance Committee	15
• Director Independence	16
• Leadership Structure of the Board and Executive Sessions of Independent Directors	17
• Director Compensation	17
• Compensation Committee Interlocks and Insider Participation in Compensation Decisions	19
Transactions with Related Persons	20
Security Ownership of FMC Technologies Management and Holders of More than Five Percent of Outstanding Shares of Common Stock	21
Executive Compensation	23
• Compensation Discussion and Analysis	23
• Compensation Committee Report	37
• Relationship with Independent Compensation Consultant	37
• Summary Compensation Table	38
• Grants of Plan Based Awards Table	39
• Outstanding Equity Awards at Fiscal Year-End Table	40
• Option Exercises and Stock Vested Table	42
• Pension Benefits Table	42
• Non-Qualified Deferred Compensation Table	45
• Potential Payments Upon Termination	46
• Potential Payments Upon Change in Control	48
Proposal to Ratify the Appointment of KPMG LLP (Proposal 2)	53
Stockholder Proposal: Majority Voting (Proposal 3)	54
Section 16(a) Beneficial Ownership Reporting Compliance	55
Audit Committee Report	56
Code of Ethics	56
Proposals for the 2011 Annual Meeting of Stockholders	56
Stockholders Sharing an Address	57
Expenses Relating to this Proxy Solicitation	57



About the Annual Meeting

Who is soliciting my vote?

The Board of Directors of FMC Technologies, Inc. ("FMC Technologies" or the "Company," "we," "us" or "our") is soliciting proxies for use at our 2010 Annual Meeting of Stockholders and any adjournments of that meeting. We first mailed this Proxy Statement, the accompanying form of proxy and our 2009 Annual Report on March 31, 2010. It was also made available at the Annual Reports section of our website under *Investors* at our website, www.fmctechnologies.com, on that date.

What am I voting on?

You are voting on:

- The re-election of three directors: Dr. Thorleif Enger, Claire S. Farley and Joseph H. Netherland *(see page 4)*;
- The ratification of the appointment of KPMG LLP as FMC Technologies' independent registered public accounting firm for 2010 *(see page 53)*;
- The consideration of one shareholder proposal *(see page 54)*; and
- Any other business properly brought before the meeting and any adjournment thereof.

How does the Board recommend that I vote my shares?

The Board recommends that you vote **FOR** the Board's proposal to elect the three nominated directors, **FOR** the Board's proposal to ratify the appointment of KPMG LLP as FMC Technologies' independent registered public accounting firm for 2010 and **AGAINST** the shareholder proposal. Unless you give other instructions on your signed, dated and returned proxy card, the persons named as proxy holders on the proxy card will vote in favor of the election of the nominees for director, in favor of the ratification of KPMG LLP as FMC Technologies' independent registered public accounting firm for 2010 and against the shareholder proposal. If any other matters are properly presented, the persons named as proxies will vote or refrain from voting on any matter in accordance with their best judgment.

Who can vote?

You can vote at the Annual Meeting if you were a holder of FMC Technologies Common Stock as of the close of business on March 12, 2010. Each share of Common Stock is entitled to one vote. As of March 12, 2010, we had 121,860,401 shares of Common Stock outstanding and entitled to vote. The shares you may vote include those held directly in your name as a stockholder of record, shares you hold through our benefit plans and shares held for you as a beneficial owner through a broker, bank or other nominee.

Many of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their name. If your shares are registered directly in your name with our transfer agent, Wells Fargo, you are considered the stockholder of record with respect to those shares, and we are sending these proxy materials directly to you. As the stockholder of record, you have the right to grant your voting proxy to the persons appointed by us or to vote in person at the Annual Meeting. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee on how to vote your shares, and you are also invited to attend the Annual Meeting. However, since you are not a stockholder of record,

you may not vote these shares in person at the Annual Meeting unless you bring with you a proxy, executed in your favor, from the stockholder of record. Your broker or nominee is obligated to provide you with a voting instruction card for you to use.

How do I vote?

You may vote your shares in one of the following ways:

- You can attend the Annual Meeting and cast your vote in person if you are a stockholder of record on the record date or you have a proxy from the record holder designating you as the proxy.
- You can vote by signing, dating and returning the enclosed proxy card by mail. If you do, the individuals named on the card will vote your shares in the way you indicate.
- You can vote by telephone or through the Internet in accordance with the instructions printed on the proxy card or other instructions that you receive from us or your bank, broker or other nominee.
- You can provide voting instructions to the bank, broker or other nominee that is the holder of record of shares of Common Stock that you beneficially own, if you hold your shares in street name (such as through a bank or broker), by the method communicated to you by such bank, broker or other nominee.

Telephone and Internet voting for stockholders of record will be available 24 hours a day, seven days a week, and will close at 11:59 p.m. Eastern Daylight Time on May 6, 2010. If you vote by telephone or through the Internet, you do not have to return your proxy card.

Who counts the votes?

Our Board of Directors has designated individuals to serve as inspectors of election for the Annual Meeting. The inspectors will determine the number of shares outstanding and the number of shares represented at the Annual Meeting. They will also determine the validity of proxies and ballots, count all of the votes and determine the results of the actions taken at the Annual Meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the Annual Meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, telephone or mail. In order for us to hold our meeting, holders of a majority of our outstanding shares of Common Stock as of March 12, 2010, must be present in person or by proxy at the meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

What is a broker non-vote?

If a broker does not have discretion to vote shares held in street name on a particular proposal and does not receive instructions from the beneficial owner on how to vote the shares, the broker may return the proxy card without voting on that proposal. This is known as a *broker non-vote*.

If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes on routine matters, such as the ratification of the appointment of independent auditors, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters without such voting instructions.

The election of directors and the shareholder proposal are not considered "routine" matters, so if you are a beneficial owner, your bank, broker or other holder of record is not permitted to vote your shares on the election of directors or the shareholder proposal if the broker does not receive voting instructions from you. The ratification of auditors is considered a "routine" matter, so if you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of auditors even if the broker does not receive voting instructions from you.

How many votes are needed to approve the proposals?

You may vote "**FOR**" a proposed director nominee or vote to "**WITHHOLD**" your vote. A plurality of the votes of those shares present in person or represented by proxy at the meeting is required for the election of directors. This means the three persons receiving the highest number of votes will be elected. If you choose to "WITHHOLD" your vote for any particular director nominee, your shares will not be counted in the vote for that nominee and you will have no effect on the outcome of the vote.

Our proposal to ratify the appointment of KPMG LLP as independent auditors, as well as the shareholder proposal, require the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. No matters were brought to the attention of our Corporate Secretary in accordance with the required procedures listed in our Company Bylaws and explained in our 2009 Proxy Statement under the section "Proposals for the 2010 Annual Meeting of Stockholders."

Can I access the notice of Annual Meeting, Proxy Statement and 2009 Annual Report on the Internet?

The Notice of Annual Meeting, Proxy Statement and 2009 Annual Report may be viewed and downloaded from the Annual Reports section of our website under *Investors*. Instead of receiving future copies of our Proxy Statement and Annual Report by mail, most stockholders can elect to receive an e-mail that will provide electronic links to the materials. Opting to receive your proxy materials online will save the cost of producing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site. Your proxy card provides instructions on making an election to receive future proxy statements and annual reports electronically.

Can I revoke a proxy after I submit it?

You may revoke your proxy at any time before it is exercised. You can revoke a proxy by:

- sending a written notice revoking your proxy to our Corporate Secretary at our principal executive offices at 1803 Gears Road, Houston, Texas 77067 prior to the cut-off for voting;
- delivering a properly executed, later-dated proxy prior to the cut-off for voting;
- voting again by telephone or through the Internet in accordance with the instructions provided to you for voting your shares; or
- attending the Annual Meeting and voting in person.

Who can attend the meeting?

The Annual Meeting is open to all holders of FMC Technologies Common Stock. Each holder is permitted to bring one guest who will need to provide valid picture identification. Security measures will be in effect in order to ensure the safety of attendees.

Do I need a ticket to attend the Annual Meeting?

Yes, you will need an admission ticket or proof of ownership of FMC Technologies Common Stock to enter the meeting. If your shares are registered in your name, you will find an admission ticket attached to the proxy card sent to you. If your shares are in the name of your broker or bank or you received your materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage statement. All stockholders will be required to present valid picture identification. IF YOU DO NOT HAVE VALID PICTURE IDENTIFICATION AND EITHER AN ADMISSION TICKET OR PROOF THAT YOU OWN FMC TECHNOLOGIES STOCK, YOU MAY NOT BE ADMITTED INTO THE MEETING.

Election of Directors (Proposal 1)

Election of Directors

We have three classes of directors, each class being as nearly equal in size as possible. The term for each class is three years. Class terms expire on a rolling basis, so that one class of directors is elected each year. The term for the nominees for director at the 2010 Annual Meeting will expire at the 2013 Annual Meeting.

Nominees for Director

The nominees for director this year are Dr. Thorleif Enger, Claire S. Farley and Joseph H. Netherland. Information about the nominees and continuing directors is contained in the section of this Proxy Statement entitled "Information about our Nominees" and information about the Board of Directors as a whole is contained in the sections of this Proxy Statement entitled "Information about the Board of Directors Continuing in Office" and "Information about the Board of Directors."

The Board of Directors expects that all of the nominees will be able and willing to serve as directors. If any nominee is not available:

- the proxies may be voted for another person nominated by the current Board of Directors to fill the vacancy;
- the Board of Directors may decide to leave the vacancy temporarily unfilled; or
- the size of the Board of Directors may be reduced.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RE-ELECTION OF DR. THORLEIF ENGER, CLAIRE S. FARLEY AND JOSEPH H. NETHERLAND.

Our Board of Directors

Information about our Nominees

Class III—Term Expiring in 2010



Dr. Thorleif Enger
Principal Occupation: Retired President and Chief Executive Officer of Yara International, a producer and marketer of mineral fertilizers, industrial gases and chemicals
Age: 66
Director Since: 2009 (Independent)

Professional Experience: Dr. Enger served as President and Chief Executive Officer of Yara International from 2004 until his retirement in 2008. He previously served as Executive Vice President of Hydro Agri from 1999 to 2004. Dr. Enger served as Executive Vice President of Oil and Gas for Norsk Hydro from 1996 to 1999, and President of Hydro's Exploration and Production Division from 1987 to 1996.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Dr. Enger also serves on the Board of Directors of four additional public companies: Marine Harvest ASA, Acergy, Hitec-Vision ASA and E.ON Ruhrgas AG. He also serves as Chairman of the Board of Spring Energy, and serves on the Board of Directors of a private company, Agrinos.

Contribution to the FMC Technologies Board: Dr. Enger brings to our Board his (1) independence, (2) experience as a CEO and senior officer of major organizations with international operations in the oil and gas industry, (3) prior and current experience as a board member of public companies with international operations, (4) thorough understanding of different cultural, political and regulatory requirements through his international experience in countries where FMC Technologies has a significant presence, and (5) contribution to the Board in a way that enhances perspective through diversity in geographic origin and experience.



Claire S. Farley
Principal Occupation: Advisory Director of Jefferies Randall & Dewey.
Age: 51
Director Since: 2009 (Independent)

Professional Experience: Ms. Farley is Advisory Director at Jefferies Randall & Dewey, a global oil and gas industry advisor. She served as Co-President of Jefferies Randall & Dewey from February 2005 to July 2008 when Randall and Dewey became the Oil and Gas Investment Banking Group of Jefferies & Company. Prior to that, Ms. Farley served as Chief Executive Officer. She has extensive oil and gas exploration expertise, holding several positions within Texaco from 1981 to 1999, including President of Worldwide Exploration and New Ventures, President of North American Production, and Chief Executive Officer of HydroTexaco. Ms. Farley also served as Chief Executive Officer of Intelligent Diagnostics and of Trade Ranger.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Ms. Farley also serves on the Board of Directors of the public company EnCana Corporation and is a former board member of the following public companies: Boise Cascade, Inc. (now OfficeMax) and Newfield Exploration Company.

Contribution to the FMC Technologies Board: Ms. Farley brings to our Board her (1) independence, (2) experience as a CEO of several major organizations, (3) extensive oil and gas exploration experience, (4) prior and current experience as a board member of public companies with international operations, (5) senior executive experience in financial accounting, financial reporting and corporate finance, and a familiarity with internal financial controls, and (6) contribution to the Board in a way that enhances perspective through diversity of experience.



Joseph H. Netherland
Principal Occupation: Retired Chairman, President and Chief Executive Officer of FMC Technologies, Inc.
Age: 63
Director Since: 2001

Professional Experience: Mr. Netherland served as Chairman of the Board of FMC Technologies from December 2001 until his retirement in October 2008. Mr. Netherland also served as Chief Executive Officer of FMC Technologies from 2001 to March 2007, when he stepped down as an executive officer of the Company. Mr. Netherland was President of FMC Technologies from 2001 to February 2006. Previously, Mr. Netherland served as a director of FMC Corporation from 1998 to 2001 and as Executive Vice President of FMC Corporation from 1998 until his appointment as its President in 2000. Mr. Netherland was the General Manager of FMC Corporation's Energy and Transportation Group from 1992 to 2001. Mr. Netherland became General Manager of FMC Corporation's former Petroleum Equipment Group and General Manager of its former Specialized Machinery Group in 1985 and 1989, respectively. Mr. Netherland continues to serve as a non-independent member of FMC Technologies' Board of Directors.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Mr. Netherland also serves on the Boards of Directors of the following public companies: Newfield Exploration Company and Tidewater, Inc. and on the boards of the following non-public companies: the Petroleum Equipment Suppliers Association, and is an honorary director of the American Petroleum Institute.

Contribution to the FMC Technologies Board: Mr. Netherland brings to our Board his (1) experience as the CEO of FMC Technologies and resulting extensive knowledge of FMC Technologies' strategy, markets, competitors, financials, operational issues and regulatory concerns, (2) thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility and a demonstrated commitment to FMC Technologies' health, safety, environment and social responsibility, (3) demonstrated ability to continually challenge the organization to sharpen its vision while achieving significant organic growth, (4) thorough understanding of different cultural, political and regulatory requirements through his international experience in countries where FMC Technologies has a significant presence, (5) extensive oil and gas experience, and (6) prior and current experience as a board member of major U.S. organizations with international operations.

Information about our Directors Continuing in Office

Class I—Term Expiring in 2011



C. Maury Devine
Principal Occupation: Retired President and Managing Director, ExxonMobil Norway Inc., an oil and gas exploration company
Age: 59
Director Since: 2005 (Independent)

Professional Experience: Ms. Devine served as President and Managing Director of ExxonMobil Corporation's Norwegian affiliate, ExxonMobil Norway, Inc., from 1996 to 2000. Prior to the merger of ExxonMobil, she served as Corporate Secretary of Mobil Corporation from 1994 to 1996. From 1990 to 1994, Ms. Devine managed Mobil's international government relations. From 2000 to 2003, Ms. Devine was a Fellow at Harvard University's Belfer Center for Science and International Affairs. Prior to joining Mobil, Ms. Devine served 15 years in the United States government in positions at the White House, the American Embassy in Paris, France, and the U.S. Department of Justice.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Ms. Devine serves on the Board of Directors of John Bean Technologies Corporation and on the Boards of the following non-public companies: Det Norske Veritas (DNV), and the Woodstock Center at Georgetown University. Ms. Devine is a former member of the Board of Independence Air. She is also a member of the Council on Foreign Relations.

Contribution to the FMC Technologies Board: Ms. Devine brings to our Board her (1) independence, (2) financial expertise, (3) extensive corporate governance experience as a Corporate Secretary of a major U.S. public company, the Vice Chairman of a major public Norwegian company and prior and current experience as a member of the Boards of both public and private companies, (4) international and U.S. governmental experience in various positions at the White House, the American Embassy in Paris, France, and the U.S. Department of Justice and as the manager of a major public U.S. corporation's international government relations, (5) academic experience as a Fellow at Harvard University's Belfer Center, and (6) contribution to the Board in a way that enhances perspective through diversity of experience.



Thomas M. Hamilton
Principal Occupation: Co-Owner of Medora Investments and Retired Chairman, President and Chief Executive Officer of EEX Corporation, an oil and gas exploration company
Age: 66
Director Since: 2001 (Independent)

Professional Experience: Mr. Hamilton has been Co-Owner of Medora Investments, a private investment firm, since April 2003. Mr. Hamilton served as the Chairman, President and Chief Executive Officer of EEX Corporation from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company. Mr. Hamilton was a director of BP Exploration, where he served as Chief Executive Officer of the Frontier and International Operating Company of BP Exploration from 1989 to 1991 and as the General Manager for East Asia/Australia/Latin America from 1988 to 1989. From 1985 to 1988, he held the position of Senior Vice President of Exploration at Standard Oil Company, prior to its merger with BP.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Mr. Hamilton also serves on the Boards of Directors of the following public companies: Hercules Offshore, Inc., Methanex Corporation, and HCC Insurance Holdings, Inc. and is a trustee of Capital University.

Contribution to the FMC Technologies Board: Mr. Hamilton brings to our Board his (1) independence, (2) financial expertise, (3) experience as a CEO and senior officer of major organizations with international operations in the oil and gas industry, (4) prior and current experience as a board member of public companies with international operations, and (5) thorough understanding of different cultural, political and regulatory requirements through his international experience.



Richard A. Pattarozzi
Principal Occupation: Retired Vice President of Shell Oil Company
Age: 66
Director Since: 2002 (Independent)

Professional Experience: Mr. Pattarozzi served as Vice President of Shell Oil Company from March 1999 until his retirement in January 2000. He previously served as President and Chief Executive Officer for both Shell Deepwater Development, Inc. and Shell Deepwater Production, Inc. from 1995 until 1999. In April 1991, he was appointed General Manager of Shell's Deepwater Production Division and in October 1991, General Manager of Shell's Deepwater Exploration and Production Division.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Mr. Pattarozzi serves as non-executive Chairman of the Board of Stone Energy, a public corporation. He also serves on the Boards of the following public companies: Global Industries, Ltd. and Tidewater, Inc., and is a former member of the following public Boards: Superior Energy Services and Transocean Inc.

Contribution to the FMC Technologies Board: Mr. Pattarozzi brings to our Board his (1) independence, (2) experience as a CEO and senior officer of major organizations with international operations in the oil and gas industry, (3) prior and current experience as a board member of public companies with international operations, and (4) thorough understanding of different cultural, political and regulatory requirements through his extensive oil and gas experience.



Class II—Term Expiring in 2012



Peter D. Kinnear
Principal Occupation: Chairman, President and Chief Executive Officer, FMC Technologies, Inc.
Age: 63
Director Since: 2006

Professional Experience: Mr. Kinnear was appointed Chairman of the Board of FMC Technologies in October 2008. Mr. Kinnear served as President since February 2006 and Chief Executive Officer since March 2007. Mr. Kinnear served as President and Chief Operating Officer of FMC Technologies from March 2006 to March 2007. Mr. Kinnear served as Executive Vice President of the Energy Systems business segment from March 2004 to February 2006. Prior to Mr. Kinnear's appointment as Executive Vice President in 2004, Mr. Kinnear served as Vice President of Energy Systems of FMC Corporation from 2000 until he became a Vice President of FMC Technologies. Mr. Kinnear served in a variety of marketing and operating roles within FMC Corporation since 1971, prior to serving as Vice President of Energy Systems.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Mr. Kinnear also serves on the Boards of Directors of the following public companies: Tronox Incorporated and Stone Energy Corporation and on the Boards of Directors of the following non-public entities: the Petroleum Equipment Suppliers Association, the National Association of Manufacturers and the American Petroleum Institute. Mr. Kinnear also serves on the Board of Trustees of Spindletop International.

Contribution to the FMC Technologies Board: Mr. Kinnear brings to our Board his (1) experience as the CEO and President of FMC Technologies and resulting extensive knowledge of FMC Technologies' strategy, markets, competitors, financials, operational issues and regulatory concerns, (2) thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility and a demonstrated commitment to FMC Technologies' health, safety, environment and social responsibility, (3) demonstrated ability to continually challenge the organization to sharpen its vision while achieving significant organic growth, (4) thorough understanding of different cultural, political and regulatory requirements through his international experience in countries where FMC Technologies has a significant presence, (5) extensive oil and gas experience, and (6) current experience as a board member of major U.S. organizations with international operations.



Mike R. Bowlin
Principal Occupation: Retired Chairman of the Board of Atlantic Richfield Company
Age: 67
Director Since: 2001 (Independent)

Professional Experience: Mr. Bowlin served as Chairman of Atlantic Richfield Company (ARCO) from 1995 until his retirement in April 2000 and as its Chief Executive Officer from July 1994 until his retirement. From 1992 until his election to Chief Executive Officer of ARCO in 1994, Mr. Bowlin served as Executive Vice President and then as President and Chief Operating Officer of ARCO. Mr. Bowlin served as Senior Vice President and President of ARCO International Oil and Gas Company from 1986-1992. Mr. Bowlin joined ARCO in 1969 and became President of ARCO Coal Company in 1985.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Mr. Bowlin serves on the Board of Directors of Edwards Lifesciences Corporation, and is a director of

the University of North Texas Foundation, Inc., a non-public company. Mr. Bowlin is a former Chairman of the Board of the American Petroleum Institute.

Contribution to the FMC Technologies Board: Mr. Bowlin brings to our Board his (1) independence, (2) experience as a CEO and senior officer of a major U.S. organization with international operations in the oil and gas industry, (3) experience as a board member of another public company with international operations, and (4) thorough understanding of different cultural, political and regulatory requirements through his international experience.



Philip J. Burguieres
Principal Occupation: Chairman and Chief Executive Officer of EMC Holdings, LLC, an investment management company specializing in the energy industry
Age: 66
Director Since: 2007 (Independent)

Professional Experience: Mr. Burguieres has been Chairman and Chief Executive Officer of EMC Holdings, LLC since 2000. Mr. Burguieres is Vice Chairman of the Houston Texans, Chairman of The J. M. Burguieres Co., Ltd., and is Chairman Emeritus of Weatherford International. Mr. Burguieres served as Chairman, President and Chief Executive Officer of Weatherford International from 1991 to 1997. From 1981 to 1989, Mr. Burguieres served as Chairman and Chief Executive Officer of Cameron Iron Works, Inc.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Mr. Burguieres currently serves as a director of Newfield Exploration Company, a public corporation. He also serves on the following non-public Boards of Directors: EMC Holdings, LLC, the Houston Texans and The J.M. Burguieres Co., Ltd.

Contribution to the FMC Technologies Board: Mr. Burguieres brings to our Board his (1) independence, (2) experience as a CEO and senior officer of two major U.S. organizations with international operations in the oil and gas industry, and (3) experience as a board member of another public company with international operations in the oil and gas industry.



Edward J. Mooney
Principal Occupation: Retired Délégué Général—North America, Suez Lyonnaise des Eaux, a global provider of energy, water, waste and communications services
Age: 68
Director Since: 2001 (Independent)

Professional Experience: Mr. Mooney served as Délégué Général—North America, Suez Lyonnaise des Eaux from March 2000 until his retirement in March 2001. From 1994 to 2000, Mr. Mooney was Chairman and Chief Executive Officer of Nalco Chemical Company.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., Mr. Mooney serves on the Boards of Directors of the following public companies: FMC Corporation, The Northern Trust Corporation, Cabot Microelectronics Corporation, PolyOne Corporation. He also serves on the Board of Directors of Commonwealth Edison Company, a non-public, wholly-owned subsidiary of Exelon Corporation.

Contribution to the FMC Technologies Board: Mr. Mooney brings to our Board his (1) independence, (2) financial expertise, (3) experience as a CEO of a major U.S. organization with international operations in the oil and gas industry, (4) experience as a board member of several other

public companies with international operations in a variety of industries, (5) thorough understanding of different cultural, political and regulatory requirements through his international experience, and (6) contribution to the Board in a way that enhances perspective through diversity of experience.



James M. Ringler
Principal Occupation: Retired Vice Chairman of Illinois Tool Works Inc., an international manufacturer of highly engineered components and industrial systems
Age: 64
Director Since: 2001 (Independent)

Professional Experience: Mr. Ringler currently serves as Chairman of the Board of Teradata Corporation. Mr. Ringler served as Vice Chairman of Illinois Tool Works Inc. until his retirement in 2004. Prior to joining Illinois Tool Works, he was Chairman, President and Chief Executive Officer of Premark International, Inc. from October 1996 until Premark merged with Illinois Tool Works in November 1999. Mr. Ringler joined Premark in 1990 and served as Executive Vice President and Chief Operating Officer until 1996. From 1986 to 1990, he was President of White Consolidated Industries' Major Appliance Group, and from 1982 to 1986, he was President and Chief Operating Officer of The Tappan Company. Prior to joining The Tappan Company in 1976, Mr. Ringler was a consulting manager with Arthur Andersen & Co.

Board of Director Memberships: In addition to serving on the Board of FMC Technologies, Inc., and as Chairman of the Board of Teradata Corporation, Mr. Ringler also is a member of the Boards of Directors of the following public companies: The Dow Chemical Company, Corn Products International, Inc., Autoliv Inc., and John Bean Technologies Corporation.

Contribution to the FMC Technologies Board: Mr. Ringler brings to our Board his (1) independence, (2) financial expertise, (3) experience as a CEO and senior executive of several major U.S. organizations with international operations in a variety of industries, (4) experience as a board member of several other public companies with international operations in a variety of industries, (5) thorough understanding of different cultural, political and regulatory requirements through his international experience, and (6) contribution to the Board in a way that enhances perspective through diversity of experience.

Information about the Board of Directors

Corporate Governance

Our Board of Directors believes that the purpose of corporate governance is to ensure that we maximize stockholder value in a manner that is consistent with both the legal requirements applicable to us and a business model that requires our employees to conduct business with the highest standards of integrity. The Board has adopted and adheres to corporate governance principles that the Board and senior management believe promote this purpose, are sound and represent best practices. The Board reviews these governance practices, the corporate laws of the State of Delaware under which we were incorporated, the rules and listing standards of the New York Stock Exchange and the regulations of the Securities and Exchange Commission, as well as best practices recognized by governance authorities to benchmark the standards under which it operates.

The Board provides accountability, objectivity, perspective, judgment and in some cases, specific industry or technical knowledge or experience. In carrying out its responsibilities to the shareholders, the fundamental role of the Board of Directors is to ensure (1) continuity of leadership; (2) that a sound strategy for the success of the enterprise is in place, understood and being pursued; and (3) that financial and management resources are available and control systems are in place to carry out that

strategy. The Board also provides risk oversight and has delegated some of its oversight duties to the Audit Committee as discussed in the Audit Committee section below. The corporate governance principles adopted by the Board of Directors may be viewed at the Corporate Governance section of our website under *About Us* at www.fmctechnologies.com and are also available in print to any stockholder upon request. A request should be directed to our principal executive offices at 1803 Gears Road, Houston, Texas 77067, Attention: Vice President, General Counsel and Secretary.

Meetings

During 2009, the Board of Directors held five regular meetings and one special meeting. All incumbent directors attended at least 75 percent of all meetings of the Board and all meetings of Board committees on which they served. The Board of Directors has scheduled a meeting in the morning prior to the 2010 Annual Meeting of Stockholders, and the Board encourages its members to attend the Annual Meeting of Stockholders. All members of the Board of Directors except Mr. Ringler attended the Annual Meeting of Stockholders in May 2009.

Committees of the Board of Directors

During 2009, the Board of Directors had three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee.

Each of these committees operates pursuant to a written charter setting out the functions and responsibilities of the committee, each of which may be reviewed at the Corporate Governance section of our website under *About Us* at www.fmctechnologies.com and is also available in print to stockholders upon request submitted to our principal executive offices at 1803 Gears Road, Houston, Texas 77067, Attention: Vice President, General Counsel and Secretary.

The table below provides 2009 meeting and membership information for each of the committees of the Board of Directors:

2009 Meetings and Membership	Audit	Compensation	Nominating and Governance
Number of Meetings	8(1)	3(2)	2(3)
Mike R. Bowlin		X(4)	X
Philip J. Burguieres		X	X
C. Maury Devine	X		X
Dr. Thorleif Enger		X	X
Claire Farley	X		
Thomas M. Hamilton	X	X	
Edward J. Mooney	X(4)		
Richard A. Pattarozzi		X	X(4)
James M. Ringler	X	X	

(1) Includes one training session for Audit Committee members that concentrated on the core components of an effective enterprise risk management oversight program.
(2) One meeting included a training session for Compensation Committee members that provided information regarding key emerging issues in executive compensation.
(3) One meeting included a training session for Nominating and Governance members that provided information regarding new regulations and other key corporate governance trends.
(4) Indicates committee chair.

Audit Committee

The Audit Committee charter gives the Audit Committee the authority and responsibility for the engagement, compensation and oversight of our independent public accountants and the review and approval in advance of the scope of audit and non-audit assignments and the related fees of the independent public accountants. The Audit Committee charter also gives this committee authority to fulfill its obligations under Securities and Exchange Commission and New York Stock Exchange requirements, which include:

- responsibilities associated with our external and internal audit staffing and planning;
- accounting and financial reporting issues associated with our financial statements and filings with the Securities and Exchange Commission;
- financial and accounting organization and internal controls;
- auditor independence and approval of non-audit services; and
- "whistle-blower" procedures for reporting questionable accounting and audit practices.

Audit Committee members meet privately in separate sessions with representatives of our senior management, our independent public accountants and our Director of Internal Audit after selected Audit Committee meetings (four such sessions were held in 2009). In general, our Board oversees the Company's risk management. The Audit Committee also plays a key role in discussing with management our major risk exposures, the potential financial impact of these risks, and the steps we take to ensure that appropriate processes are in place to identify, manage and control financial and business risks. In cases where a practice or procedure is identified or an operational incident occurs that could heighten the possibility of a negative impact on our operations or financial results, our management reports to the Board the steps to be taken to ensure that the risk is appropriately managed.

The Board of Directors has determined that all of the members of the Audit Committee (C. Maury Devine, Claire S. Farley, Thomas M. Hamilton, Edward J. Mooney and James M. Ringler) meet the New York Stock Exchange standard of having accounting or related financial management expertise and meet the Securities and Exchange Commission criteria for an "audit committee financial expert."

Compensation Committee

The principal duties of the Compensation Committee under its charter are:

- approving the compensation for the Chief Executive Officer;
- reviewing and approving compensation policies and practices for other executive officers, including all elements of their annual compensation;
- reviewing and approving major changes in employee benefit plans;
- reviewing short-term and long-term incentive plans and equity grants;
- reviewing and approving all employee agreements;
- approving the compensation for the directors;
- ensuring that a succession plan for the Chief Executive Officer is in place; and
- reviewing the Compensation Discussion and Analysis to be included in our annual report or proxy statement and, if appropriate, recommending to the Board of Directors its inclusion in our annual report or proxy statement.

The Compensation Committee annually reviews all elements of executive pay, peer group practices and performance both internally and relative to peers as part of its process to help ensure that our total compensation program is consistent with our compensation philosophies. In determining compensation levels for executive officers, the Compensation Committee reviews compensation survey data supplied by Hewitt Associates, an independent consultant retained by the Compensation Committee.

Hewitt Associates is a nationally recognized executive compensation consulting firm which has served as a compensation consultant for us for the past seven years. Beginning in 2006, Hewitt Associates was retained directly by the Compensation Committee. For 2009, the Compensation Committee's engagement agreement with Hewitt Associates provides for a scope of work that includes ensuring that the Compensation Committee's compensation recommendations are consistent with our business strategy, pay philosophy, prevailing market practices and relevant regulatory mandates and assisting the Committee's efforts to make compensation decisions that are representative of the interests of our stockholders.

A group of peer companies is recommended by our management and approved by the Compensation Committee to use as part of the external benchmarking process. The list is reviewed on an annual basis by the Compensation Committee to ensure continuing relevancy. In approving the companies to be included in the peer group, the Compensation Committee reviews the size and financial performance of the proposed companies to determine whether the group is appropriate. Hewitt Associates collects, analyzes and reports back to the Compensation Committee on the amounts and components of compensation paid by the peer group. Since the companies surveyed by Hewitt Associates are of varying revenue size and market capitalization, its survey utilizes regression analysis to develop size-adjusted values to provide relevant comparisons for each component of compensation.

Based on the survey market data provided by Hewitt Associates, the Compensation Committee reviews the appropriateness of management's recommendations for each executive's base pay, annual non-equity incentive bonus, and annual equity award. The Committee allocates total annual compensation to our executive officers among the various elements of short-term cash (base pay and non-equity incentive bonus) and long-term (equity awards) compensation, including the allocation between performance-based and time-based equity to approximate the market allocation identified in Hewitt's survey results. While this is a significant input into the process the Committee uses to determine executive compensation, it is not the only metric. The Committee considers other factors such as the individual's performance and tenure in positions.

In its annual review of the appropriateness of director compensation, the Compensation Committee reviews director compensation survey data provided by Hewitt Associates. The companies included within the survey are selected by FMC Technologies' management and approved by the Compensation Committee for peer group comparison.

The scope of authority delegated to the Compensation Committee by the Board of Directors is to decide whether or not to accept, reject or modify our management's proposals for annual compensation awards to our executive officers. The Compensation Committee also has the authority to recommend the amount of compensation to be paid to our non-management directors. Peter D. Kinnear, our Chairman, President and Chief Executive Officer since October 2008, is the only executive officer whose compensation is disclosed in the Summary Compensation Table in this Proxy Statement ("named executive officers") who also participated this year in the compensation decisions for other named executive officers. Mr. Kinnear did not have a role in setting his own base pay, annual non-equity incentive bonus amount or the size of his annual equity compensation award. Our Vice President of Administration, working with Hewitt Associates, provided recommendations for each executive's base pay, annual non-equity incentive bonus and annual equity award for the Compensation Committee's review. Our Chief Financial Officer and our Corporate Controller also provided the Compensation Committee with information related to the Company's financial

performance against our objectives and our peer companies' financial performance. This information was then used by the Compensation Committee as factors in setting annual targets and ratings associated with incentive compensation awards and selecting appropriate structures for performance-based restricted stock.

Nominating and Governance Committee

The principal duties of the Nominating and Governance Committee under its charter are:

- identifying and recommending to the Board of Directors qualified nominees for election to the Board of Directors;
- making recommendations to the Board of Directors concerning the structure and membership of other Board committees and making annual recommendations for a member to serve as the lead director;
- making recommendations to the Board of Directors from time to time regarding matters of corporate governance;
- adopting and maintaining emergency procedures for management succession in the event of the unexpected disability of the Chief Executive Officer or other senior executive officers; and
- annually assessing the performance of the Board of Directors and its committees and reporting its assessment to the Board of Directors.

Stockholders may submit recommendations for future candidates for election to the Board of Directors for consideration by the Nominating and Governance Committee by writing to Jeffrey W. Carr, our Vice President, General Counsel and Secretary, 1803 Gears Road, Houston, Texas 77067. A letter making a director candidate recommendation must include the candidate's name, biographical information and a summary of the candidate's qualifications. In addition, the letter should be accompanied by a signed statement from the nominee indicating that the nominee is willing to serve as a member of the Board. To make a recommendation for the 2011 Annual Meeting, please refer to the timing requirements specified in the section of this Proxy Statement entitled "Proposals for the 2011 Annual Meeting of Stockholders."

All submissions from stockholders meeting these requirements will be reviewed by the Nominating and Governance Committee. In connection with its role in recommending candidates for the Board, the Nominating and Governance Committee advises the Board with respect to the combination of skills, experience, perspective and background that its members believe are required for the effective functioning of the Board considering our current business strategies and regulatory, geographic and market environment. The Committee has not established specific, minimum qualifications for director nominees. Our corporate governance principles provide that directors should be selected based on integrity, successful business experience, stature in their own fields of endeavor and the diversity of perspectives they bring to the Board. Our corporate governance principles also require that a majority of our non-management directors should be active or retired senior executives, preferably Chief Executive or Chief Operating Officers of publicly-held companies. In addition, the corporate governance principles provide that our non-management directors should also be chosen based on recognized experience in our lines of business and leadership in areas of government service, academia, finance and international trade. Nominees to be evaluated by the Nominating and Governance Committee for future vacancies on the Board will be selected by the Committee from candidates recommended by multiple sources, including business and personal contacts of the members of the Nominating and Governance Committee, recommendations by our senior management and candidates identified by independent search firms, stockholders and other sources, all of whom will be evaluated based on the same criteria. All of the current nominees for the Board are standing members of the Board that are proposed by the entire Board for re-election.

Director Independence

The Nominating and Governance Committee conducted a review of the independence of the members of the Board of Directors and its committees and reported its findings to the full Board at its February 26, 2010 meeting. Ten of our 11 directors (including all three of the nominees presently standing for re-election) are non-management directors. The Nominating and Governance Committee reviewed all of the commercial transactions, relationships and arrangements between us and our subsidiaries, affiliates and executive officers with companies with whom the ten non-management directors are affiliated or employed. The transactions, relationships and arrangements reviewed by the Committee consisted of the following:

- Philip J. Burguieres is a member of the Board of Directors of Newfield Exploration Company. Newfield is a customer of FMC Technologies.
- C. Maury Devine is a member of the Board of Directors of Det Norske Veritas ("DNV"). FMC Technologies is a client of DNV. Also, Ms. Devine is a member of the Board of Directors of John Bean Technologies Corporation ("JBT"). FMC Technologies and JBT are parties to a separation and distribution agreement and a tax sharing agreement that relate to the spin-off of our FoodTech and Airport Systems businesses (now JBT) that occurred in July 2008.
- Dr. Thorleif Enger is a member of the Board of Directors of E.ON Ruhrgas AG. E.ON Ruhrgas AG is a customer of FMC Technologies.
- Claire S. Farley is a member of the Board of Directors of EnCana Corporation. EnCana Corporation is a customer of FMC Technologies.
- Thomas M. Hamilton serves as a trustee of Capital University. We matched a charitable contribution made to Capital University by Mr. Hamilton under our matching charitable contribution program available to all of our employees and directors.
- Edward J. Mooney is a member of the Board of Directors of FMC Corporation, our former parent company. Mr. Mooney also serves on that Board's audit committee and is the chairman of its compensation committee. FMC Technologies and FMC Corporation are parties to a separation and distribution agreement and a joint litigation defense agreement that relate to the separation of the companies' businesses that occurred in 2001. Mr. Mooney is also a member of the Board of Directors of The Northern Trust Corporation and serves as a member of that Board's compensation committee and is Chairman of its audit committee. Northern Trust Corporation serves as trustee for the Company's Pension Plan, provides administrative services related to the plan, is a member of the syndicate of lenders providing financing to us and is a shareholder of the Company.
- Richard A. Pattarozzi is secretary and trustee of the National D-Day Museum Foundation. We matched a charitable contribution made to this foundation by Mr. Pattarozzi under our matching charitable contribution program available to all of our employees and directors.
- James M. Ringler serves as a member the Board of Directors of JBT. FMC Technologies and JBT are parties to a separation and distribution agreement and a tax sharing agreement that relate to the spin-off of our FMC FoodTech and Airport Systems businesses (now JBT) that occurred in July 2008.

Although the Board has not adopted categorical standards of materiality, none of these relationships was deemed to be material or as impacting the independence of our non-management directors. Each of our directors completes an annual questionnaire requiring disclosure of any relationships (including industrial, banking, consulting, legal, accounting, charitable or familial relationships) which could impair the independence of such director.

Based on the report and recommendation of the Nominating and Governance Committee, the Board has determined that each of directors Mike R. Bowlin, Philip J. Burguieres, C. Maury Devine, Dr. Thorleif Enger, Claire S. Farley, Thomas M. Hamilton, Edward J. Mooney, Richard A. Pattarozzi and James M. Ringler, satisfies the independence criteria set forth in the corporate governance listing standards of the New York Stock Exchange. Although Joseph H. Netherland is currently a non-management director, as the former Chairman, Chief Executive Officer and President of FMC Technologies, he may not be considered independent under the New York Stock Exchange corporate governance listing standards until three years after his retirement as an executive officer of the Company. In addition, all of the members of the Audit Committee satisfy the enhanced independence criteria required for members of audit committees under regulations adopted by the Securities and Exchange Commission and the New York Stock Exchange corporate governance listing standards.

Leadership Structure of the Board and Executive Sessions of Independent Directors

The Company has determined that a leadership structure consisting of a combined principal executive officer/board chairman, together with a strong lead director who chairs the non-management sessions of the Board is the most appropriate structure for the Company. The Board of Directors has chosen to combine the principal executive officer and board chairman positions, and Mr. Kinnear currently holds both positions. The Chairman is responsible for setting the agenda for the Board meetings and for presiding at such meetings. Additionally, the Board of Directors annually appoints one independent member to act as its lead director. The lead director is authorized to call meetings of the non-management Directors, and he is responsible for the following:

- setting the agenda for executive sessions of non-management directors after regularly scheduled Board of Director meetings and for presiding at such sessions;
- acting as principal liaison between the non-management Directors and the Chairman;
- advising the Chairman as to the quality, quantity and timeliness of the flow of information from management necessary for the non-management directors to effectively and responsibly perform their duties;
- providing feedback from executive sessions of the non-management directors to the Chairman and other senior management; and
- advising the Chairman on potential agenda items for Board meetings.

Mr. Bowlin, the Chair of the Compensation Committee, has been selected by the Board of Directors to continue to serve as the lead director for these executive sessions during 2010.

Stockholders and other interested parties may communicate directly with the Board of Directors, the lead director or the non-management directors as a group by submitting either written correspondence c/o Lead Director, FMC Technologies, Inc., 1803 Gears Road, Houston, Texas 77067, or an email to our lead director at lead.director@fmcti.com. The lead director will review any such communication with the parties to whom the communication is addressed at the next regularly scheduled Board meeting unless, in his or her judgment, earlier communication is warranted.

Director Compensation

Our compensation plan for non-management members of our Board of Directors is included in the FMC Technologies, Inc. Incentive Compensation and Stock Plan (the "Incentive Compensation and Stock Plan"). The Incentive Compensation and Stock Plan grants the Board of Directors the authority to modify the terms of the Board of Directors' compensation plan pursuant to a recommendation from our Compensation Committee.

For 2009, each non-management director received an annual retainer of $60,000. Each director received at least $25,000 of this annual retainer in the form of restricted stock units and was able to elect to receive the remainder in cash, payable in quarterly installments. Each director also had the option of deferring the cash portion of the annual retainer and receiving it in the form of restricted stock units. These restricted stock units had a fair market value equal to the deferred amount of the annual retainer on the date of the grant and vest on the date of the 2010 Annual Meeting. The restricted stock units are payable in Common Stock upon separation from service (as defined under the Incentive Compensation and Stock Plan) on the Board of Directors. The amount of this annual retainer is allocated among fees earned or paid in cash (Fees Earned column) and the Stock Awards column in the table below based upon the election made by each director. Beginning in 2010, the annual retainer will be paid in cash.

Our non-management directors also receive an annual non-retainer equity grant of restricted stock units. For 2009, we awarded each of our non-management directors restricted stock units on May 1, 2009, with a value of $170,000, which is included in the amount contained in the Stock Awards column of the table below. These awards will not vest until May 7, 2010, the date of the 2010 Annual Meeting.

We have ownership requirements for our non-management directors that are based on a multiple of five times the amount of each director's annual retainer. Our non-management directors are also required to hold the restricted stock units they elect to receive from the annual retainer and the annual non-retainer equity grants they are awarded until after they complete their service on our Board. These restricted stock units granted to a director are settled in Common Stock upon completion of the director's service on our Board. These restricted stock units are also forfeited if a director ceases service on the Board of Directors prior to the vesting date of the restricted stock units, except in the event of death or disability. Unvested restricted stock units will be settled and are payable in Common Stock upon the death or disability of a director or in the event of a change in control of FMC Technologies. Awards granted to non-management directors, including the portion of the annual retainer paid in the form of restricted stock units, will vest on the date of the Company's annual stockholders' meeting next following the grant date unless otherwise determined by the Board.

The Fees Earned column in the table below also includes cash remuneration in the amount of $2,000 for each Board of Directors meeting attended and $2,000 for each Board of Directors committee meeting attended. Our lead director received an additional fee of $10,000, the chair of the Nominating and Governance Committee received an additional fee of $10,000, the chair of the Compensation Committee received an additional fee of $15,000 and the chair of the Audit Committee received an additional fee of $15,000 during 2009, which are also included in the Fees Earned column. Each non-management director also receives reimbursement for reasonable incidental expenses incurred in connection with the attendance of meetings of the Board and Board committees. The meeting fees for attendance at Board of Director meetings have been eliminated beginning in 2010.

The following table shows all compensation awarded or earned by the non-management members of our Board of Directors from all sources for services rendered in all of their capacities to us during 2009. Mr. Kinnear, our only employee who served on the Board of Directors during 2009, did not receive additional compensation for his services as a director.

Director Compensation Table

Name(1)	Fees Earned ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Mike R. Bowlin	$51,000	$229,983	$0	$280,983
Philip J. Burguieres	44,000	209,974	0	253,974
C. Maury Devine	57,000	204,980	2,000	263,980
Dr. Thorleif Enger	14,000	266,619	0	280,619
Claire S. Farley	26,000	266,619	0	292,619
Thomas M. Hamilton	36,000	229,983	10,000	275,983
Edward J. Mooney	78,000	194,958	0	272,958
Joseph H. Netherland	53,350	203,289	0	256,639
Richard A. Pattarozzi	69,000	194,958	9,150	273,108
James M. Ringler	36,000	229,983	12,500	278,483

(1) Peter D. Kinnear, our Chairman, President and Chief Executive Officer during 2009, is not included in the table as he was an employee of the Company during 2009 and did not receive compensation for his service as a director. The compensation paid to Mr. Kinnear is shown in the Summary Compensation Table.

(2) Includes the amount of any cash portion of the director's annual retainer each director elected to receive, fees paid for attendance at Board of Director and committee meetings and additional fees paid to the chairman of each board committee and the lead director.

(3) Restricted stock unit grants were made on May 1, 2009, valued at $34.92 per share, the closing price of our Common Stock on May 1, 2009, reflecting an aggregate grant date fair value for all of our non-management directors of $2,231,346. Additional restricted stock unit grants also were made (i) on January 1, 2009 to Mr. Netherland (329 units, pro-rated as of the date his status changed to that of a non-management director), valued at $25.32 per share, the adjusted closing price of our Common Stock on January 2, 2009, and (ii) on February 27, 2009 to Dr. Enger (1,383 units, pro-rated as of the date he became a director) and Ms. Farley (1,383 units, pro-rated as of the date she became a director), valued at $26.49 per share, the closing price of our Common Stock on February 27, 2009. The number of the aggregate outstanding restricted stock units held by each of our non-management directors on December 31, 2009, was: Mr. Bowlin 63,028.906; Mr. Burguieres 14,276.944; Ms. Devine 23,381.390; Dr. Enger 7,969; Ms. Farley 7,969; Mr. Hamilton 65,501.350; Mr. Mooney 54,890.778; Mr. Netherland 8,638.217; Mr. Pattarozzi 44,908.338; and Mr. Ringler 63,028.906. Dividends will not be paid on any of the restricted stock units unless we pay dividends on our Common Stock.

(4) Includes charitable contributions made in the name of directors by us pursuant to the matching charitable contribution program available to all employees and directors. Pursuant to this program, we match 100 percent of the charitable contributions of our employees and directors up to $10,000 in any year, although we exercise discretion to approve matching contributions in excess of that amount from time to time. The numbers shown reflect the amounts that were expensed during the 2009 plan year. A portion of the amounts shown reflect matching contributions attributable to director contributions made in the prior fiscal year.

Directors who are not our employees do not participate in our employee benefit plans other than our matching program for charitable contributions.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

In 2009, the members of the Compensation Committee of the Board were Messrs. Bowlin, Burguieres, Enger, Hamilton and Ringler, none of whom has ever been an officer or employee of FMC Technologies or any of its subsidiaries. None of the executive officers of FMC Technologies has ever served on the board of directors or on the compensation committee of any other entity that has had any executive officer serving as a member of FMC Technologies' Board of Directors.

Transactions with Related Persons

During 2009, we were not a participant in any transaction or series of related transactions in which any "related person" had or will have a material interest and in which the amount involved exceeded $120,000. A "related person" is any person who was in any of the following categories during 2009:

(a) any director or executive officer of FMC Technologies;

(b) any nominee for director;

(c) any immediate family member of a director or executive officer of FMC Technologies or any nominee for director, with immediate family member including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law and any person (other than a tenant or an employee) sharing the household of a director or executive officer or a nominee for director;

(d) a security holder listed in the "Other Security Ownership" table below; or

(e) any immediate family member of such a security holder.

Our Code of Business Conduct and Ethics provides that each employee and director of ours is expected to avoid engaging in activities that conflict with, or have the appearance of conflicting with, the best interests of us and our stockholders. These requirements also extend to immediate family members of employees and directors, any trust in which any employee or a director has a beneficial interest and over which such employee or director can exercise or influence decision making, and any person with whom one of our employees or directors has a substantial business relationship. For purposes of this policy, an immediate family member includes an employee's or director's spouse, parents, children, siblings, parents-in-law, children-in-law, siblings-in-law and anyone who shares an FMC Technologies employee's or director's home.

Our Code of Business Conduct and Ethics requires disclosure of personal activities or interests of any one of our employees or directors, or of any immediate family member, trust or other person with which such person may have a substantial business relationship (each, an "interested person"), that could negatively influence, or which could have the appearance of negatively influencing, the judgment of such employee or director, or the decisions or action of such employee or director. Such activities must be disclosed to an employee's manager, supervisor, local human resources director, the lawyer responsible for their business unit, the General Counsel, a member of the Board of Directors or reported to our ethics hotline. Reports regarding a "related person" made to an ethics reporting resource other than a member of the Board of Directors will be reported to the Board of Directors, or a Committee of the Board of Directors, which will have the responsibility for determining if there is a conflict of interest and, if so, how to resolve it without compromising the best interests of us and our stockholders.

In certain limited cases, activities giving rise to a potential "related person" conflict of interest may be permitted if the Board of Directors or a Committee of the Board determines, in its reasonable judgment, that such potential conflict of interest is not likely to be harmful to the best interests of us and our stockholders. No such activities were approved by the Board of Directors or a Committee of the Board during 2009.

Our Code of Business Conduct and Ethics also prohibits any employee or director from taking for themselves personally (including for the benefit of family members or friends) business opportunities that are discovered through the use of our property, information or position without the consent of the Board of Directors or a Committee of the Board. No employee or director may use corporate property, information or position for improper personal gain, and may not compete with us, directly or indirectly.

Our Code of Business Conduct and Ethics may be reviewed on the Corporate Governance section of our website under About Us at www.fmctechnologies.com. A waiver may only be made by the Board of Directors, or a committee appointed by the Board, and will be promptly disclosed to the extent required by law, including the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange.

In addition to the foregoing ethics policy, the Nominating and Governance Committee periodically reviews all commercial business relationships that exist between us and companies with which our directors are affiliated in order to determine if non-management members of the Board are independent under the rules of the New York Stock Exchange.

Security Ownership of FMC Technologies Management and Holders of More Than Five Percent of Outstanding Shares of Common Stock

The following table shows, as of February 26, 2010, the number of shares of Common Stock beneficially owned by each of our directors, each of our named executive officers whose compensation is reported in the Summary Compensation Table below, and all directors and executive officers as a group. No director or executive officer named in the Summary Compensation Table beneficially owns more than one percent of the Common Stock, as designated in the Percent of Class column, in the table below.

	Beneficial Ownership on February 26, 2010	
Name	Common Stock of FMC Technologies	Percent of Class(1)
Mike R. Bowlin(2)	84,943	0.07%
Philip J. Burguieres(2)	30,264	0.02%
C. Maury Devine(2)	17,511	0.01%
Dr. Thorleif Enger(2)	1,383	0.00%
Claire S. Farley(2)	1,383	0.00%
John T. Gremp(3)	127,763	0.10%
Tore Halvorsen(3)	150,073	0.12%
Thomas M. Hamilton(2)(4)	70,915	0.06%
Peter D. Kinnear(3)	240,824	0.20%
Edward J. Mooney(2)	49,308	0.04%
Joseph H. Netherland(2)	175,935	0.14%
Richard A. Pattarozzi(2)	39,325	0.03%
Robert L. Potter(3)	100,606	0.08%
James M. Ringler(2)	66,443	0.05%
William H. Schumann, III(3)	114,899	0.09%
All directors and executive officers as a group (18 persons)(2)(3)	1,435,313	1.18%

(1) Percentages are calculated on the basis of the number of outstanding shares (exclusive of treasury shares) plus shares deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 as of February 26, 2010.

(2) Includes shares owned by the individual and shares subject to options granted and restricted stock units credited to individual accounts of non-management directors under the Incentive Compensation and Stock Plan (see "Information about the Board of Directors-Director Compensation"). As of February 26, 2010, the number of shares subject to options granted and restricted stock units credited to non-management directors under the Incentive Compensation and Stock Plan were as follows: Mr. Bowlin 56,443; Mr. Burguieres 8,264; Ms. Devine 17,511; Dr. Enger 1,383; Ms. Farley 1,383; Mr. Hamilton 58,915; Mr. Mooney 49,308, Mr. Netherland 3,055; Mr. Pattarozzi 39,325; and Mr. Ringler 56,443. These directors have no power to vote or dispose of shares

underlying the restricted stock units until they are distributed upon the cessation of their service on the Board of Directors. Until such distribution, these directors have an unsecured claim against us for such units.

(3) Includes: (i) shares owned by the individual; (ii) shares held by the FMC Technologies, Inc. Savings and Investment Plan (the "Qualified Savings Plan") for the account of the individual and the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan (the "Non-Qualified Savings Plan") for the benefit of the individual; and (iii) shares subject to options that are exercisable within 60 days of February 26, 2010 and restricted stock shares that will vest within 60 days of February 26, 2010. The shares included in item (iii), in the aggregate, amount to 59,810 shares for Mr. Kinnear; 0 shares for Mr. Schumann; 45,162 shares for Mr. Gremp; 52,102 shares for Mr. Halvorsen, 26,114 shares for Mr. Potter and 496,498 shares for all directors and executive officers as a group.

(4) Includes 12,000 shares held by the Tom and Carolyn Hamilton Family Foundation of which Mr. Hamilton is a director and an officer and shares voting and investment power with Mrs. Hamilton.

The table below lists the persons known by us to beneficially own, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, more than five percent of FMC Technologies Common Stock as of February 26, 2010:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
T. Rowe Price Associates, Inc. 100 E. Pratt Baltimore, Maryland 21202	12,505,653 shares(2)	10.3%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	12,115,000 shares(3)	9.9%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	9,738,190 shares(4)	8.0%
Sands Capital Management, LLC 1101 Wilson Blvd. Suite 2300 Arlington, VA 22209	8,631,843 shares(5)	6.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	6,387,740 shares(6)	5.24%

(1) The calculation of percentage of ownership of each listed beneficial owner is based on 121,921,945 shares of FMC Technologies, Inc. Common Stock, which represents the number of shares outstanding on February 26, 2010.

(2) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010. The Schedule 13G reports that T. Rowe Price Associates, Inc. has sole voting power with respect to 3,519,273 shares and sole dispositive power with respect to 12,505,653 shares.

(3) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2010. The Schedule 13G reports that Capital World Investors has sole voting power with respect to 1,615,000 shares and sole dispositive power with respect to 12,115,000 shares. Capital World Investors, a division of Capital Research and Management Company (CRMC) is deemed to be the beneficial owner of FMC Technologies, Inc. securities as a result of CRMC acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. The shares reported on the Schedule 13G are owned by accounts under the discretionary investment management of Capital World Investors.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on January 29, 2010. The Schedule 13G reports that BlackRock, Inc. has sole voting power and sole dispositive power with respect to 9,738,190 shares.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009. The Schedule 13G reports that securities reported on the 13G are beneficially owned by clients of Sands Capital Management , LLC and Sands Capital has sole voting power with respect of 5,886,429 shares and sole dispositive power with respect to 8,631,843 shares.

(6) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 1, 2010. The Schedule 13G reports that The Vanguard Group has sole voting power with respect to 196,174 shares, sole dispositive power with respect to 6,211,966 shares, and shared power to dispose of 175,774 shares. Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 175,774 shares as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares.

Executive Compensation

Compensation Discussion and Analysis

General Principles

FMC Technologies, Inc. has a peer-based executive compensation program that includes variable performance elements. Our executive management compensation program is designed (a) to motivate our officers and other key employees to achieve short-term and long-term corporate goals that should enhance stockholder value, and (b) to attract and retain exceptionally talented individuals who deliver superior operational performance in our businesses and create an environment that fosters the technological innovation we believe is necessary for continued growth of our revenue, earnings and shareholder returns.

Our compensation philosophy links an executive's total earnings opportunity with our short-term and long-term goals and objectives through the achievement of financial targets established and measured objectively by the Compensation Committee of our Board of Directors, and to a lesser extent, the executive's performance against specific individual objectives.

Our ability to develop and retain successful executive managers for long periods of employment has provided us with stability and prolific industry experience. Low turnover at the executive management level provides continuity and minimizes the disruption that management change can cause. We believe this continuity has contributed to our successful growth and helped us avoid costs associated with recruiting experienced management talent outside of our company.

The core principles underlying our executive compensation philosophy are as follows:

- Executive compensation is structured to be competitive and to provide appropriate retention incentives in order to attract, motivate and retain qualified managerial talent over the long term. The potential compensation for executives is targeted at median levels paid at comparable peer companies who would likely compete for our executive talent;
- Executives are compensated for their contributions to the Company's results. A significant portion of our executive non-equity compensation is performance-based and considered short-term since it is based on annual performance. A portion of an executive's compensation is directly linked to his achievement of specific corporate and individual results that we believe create both short-term and long-term shareholder value; and
- Executive compensation provides motivation to attain long-term objectives and to increase shareholder value. Equity compensation represents a significant portion of executive total compensation. We believe at-risk equity compensation such as time-based and performance-based restricted stock grants, together with stock ownership and retention guidelines, align executive and shareholder interests and provide proper motivation for enhancing both short-term and long-term shareholder value.

Long-Tenured Management Team and Internal Development

Our named executive officers are individuals who have devoted most of their professional careers to FMC Technologies and our predecessor. With tenure averaging 30 years, our executive management team has a long-term personal and financial interest in our success. We are strong advocates of promoting from within and developing our own talent. Internal talent development and promotion from within our company is a central element of our philosophy.

We believe that a critical element of our business success is our ability to develop and retain executive management talent. Our executive officers do not have employment contracts and serve at the discretion of the Board of Directors.

Establishing Competitive Pay Levels

The Compensation Committee annually reviews all elements of compensation for our officers, including base pay, non-equity incentive compensation and long-term equity incentives. These elements are reviewed relative to the practices of our peer group and our own financial performance to ensure our total compensation program design is consistent with our compensation philosophies and that overall compensation is within appropriate parameters.

The Compensation Committee approves every compensation action for executive officers, including grants of equity awards. In determining compensation levels for our executive officers, the Compensation Committee reviews compensation survey data supplied by Hewitt Associates, the independent consultant retained by the Compensation Committee. The companies in the Hewitt survey are selected by our management and approved by the Compensation Committee for peer group comparison. The list of peer group companies is reviewed on an annual basis by the Compensation Committee to ensure continuing relevancy.

The Compensation Committee also reviews the specific corporate goals and objectives relevant to the compensation of the Chief Executive Officer, and evaluates the Chief Executive Officer's performance in light of those goals and objectives. Based on the Compensation Committee's annual review and evaluation for 2009, the Committee determined and approved the Chief Executive Officer's total compensation level, including base pay, non-equity incentive compensation, salary range and long-term incentive awards.

For 2009, our peer group includes the 28 industrial companies listed below. Eleven of the 28 companies in our peer group are oilfield service and equipment companies that would likely compete with us for executive talent. This subset of oilfield services and equipment companies also are likely to compete with us for customers, suppliers, and ultimately, investors. For these reasons, we believe that the financial performance of this group is most relevant as a comparison point for measuring our own financial performance. The broader group of 28 companies is used to benchmark other senior management positions.

In considering companies to be included in the peer group, the Compensation Committee reviewed revenues and market capitalization of each company, as well as available data, to determine whether it would be appropriate to include the company in the peer group. The 11 oilfield service and equipment companies are marked with a blue asterisk (*).

Baker Hughes Incorporated*
BJ Services Company*
BorgWarner Inc.
Cameron International Corporation*
Chicago Bridge & Iron Company
Cooper Industries, Ltd.
Cummins, Inc.
Dover Corporation
Eaton Corporation
Federal-Mogul Corporation
Flowserve Corp.
Foster Wheeler Ltd.
Global Industries, Ltd.*
Halliburton Company*
Ingersoll-Rand Co. Ltd.
Lennox International Inc.
McDermott International, Inc.
National Oilwell Varco, Inc.*
Noble Corporation*
Oceaneering International, Inc.*
Smith International, Inc.*
Stanley Works
Tidewater, Inc.*
Timkin Co.
URS Corporation
Weatherford International Ltd.*
The Williams Companies, Inc.
Worthington Industries

Although the companies included in the survey may vary in revenue size and market capitalization, the survey utilizes regression analysis to develop size-adjusted values for each element of compensation. Additionally, for equity-based compensation, Hewitt Associates uses Black-Scholes based options models to value stock options and other economic pricing models for other equity-based compensation. Based on the survey market data provided by Hewitt Associates, the Compensation Committee reviewed the appropriateness of each executive officer's base pay, annual non-equity incentive bonus, and annual equity award. The Compensation Committee allocates total annual compensation to our executives among the various elements of short-term cash (base pay and annual non-equity incentive compensation) and long-term (equity awards) compensation to approximate the market allocation identified in the survey results.

For 2009, Hewitt Associates' compensation survey indicated that 22 percent of target annual compensation was base pay, 17 percent was annual non-equity incentive compensation, and 61 percent was allocated to long-term incentives among the surveyed companies. This compares to the target compensation mix as shown in the chart below. The actual compensation of our named executive officers in 2009 was 22 percent base pay, 26 percent annual non-equity incentive compensation and 52 percent long-term equity compensation which is allocated between time-based and performance-based restricted shares. Our actual allocation of total compensation differed slightly from that of the target due to strong financial performance in 2009, resulting in a higher non-equity incentive component.

FMC Technologies Target Compensation Mix



When making compensation comparisons between our named executive officers and the market data, we use the 11 oilfield service and equipment companies as the appropriate comparator group. For each of our named executive officers, the Compensation Committee compared each element of the executive's compensation, as well as the executive's total compensation, to his counterpart at the 11 oilfield service and equipment companies that make up the peer group. The Compensation Committee also evaluated the ratio of our Chief Executive Officer's compensation to the compensation of each of our other named executive officers in comparison to these ratios in the peer group.

The Compensation Committee uses tally sheets for our named executive officers in order to bring together, in one place, all of the elements of actual as well as potential future compensation. The tally sheets provide our Compensation Committee with the information necessary to evaluate the total compensation of a named executive officer. The tally sheets present the dollar amount of each component of the named executive officer's compensation, including cash compensation, accumulated deferred compensation balances, outstanding equity awards, retirement benefits, perquisites and any other compensation. With regard to performance scenarios, the tally sheets demonstrate the amounts of compensation that would be payable under minimum, target and maximum payouts under our cash and equity incentive compensation plans.

Allocation of Pay Between Short and Long-Term Compensation

Our compensation programs are intended to provide incentives to our executive officers to achieve short-term and long-term operating goals as well as strategic objectives. Certain elements of our compensation programs are weighted toward long-term incentives in the form of equity compensation with a three year vesting requirement and a variable performance-based component. Although these equity compensation incentives deliver a competitive economic value on the date of grant, their ultimate value to an executive will depend upon the market value of the equity after the end of the vesting and retention period. That value will be largely dependent upon our long-term performance as well as general market dynamics.

Short-Term Compensation

The annual cash pay elements that our executive officers receive include a base pay and an opportunity to earn annual non-equity incentive compensation. We target our executive base pay and annual non-equity incentive compensation opportunities at the median level of our comparison group of peer companies on a size-adjusted basis.

- **Cash Compensation—Base Pay**

Base pay compensates our employees for services provided during the year and is the fixed element of an executive's annual compensation. The Company's goal is to target base salaries for our named executive officer's at approximately the size-adjusted 50th percentile of the 11 peer group companies. Variations may result from the Committee's and management's consideration of such factors as job performance, time in position, prior experience and business conditions. We use the annual survey to review median base pay values for comparable employees to set the base pay midpoint for each salary grade within our compensation program. Each salary grade range sets minimum pay at 75 percent of the midpoint and maximum pay at 125 percent of the midpoint. The range is delineated into performance sections such that an individual's base pay should be at the point in the range corresponding to his or her current level of performance.

There are four levels of performance in our "pay for performance" system: Needs Improvement, Good, Outstanding and Exceptional. Using these criteria, an executive who generally performed well in carrying out the key responsibilities of their position for the year would be given a performance rating of "Good" for the year. If the executive were to exceed all expectations, the executive would receive a performance ratio of "Outstanding." To receive an "Exceptional" rating is unusual. This rating would be utilized in rare circumstances where performance and other criteria would dictate that an unusual level of incentive compensation was justifiable. A "Needs Improvement" rating would indicate that an executive failed to meet expectations for the year.

A performance rating for each executive officer is established based on an assessment of the executive's performance of his primary responsibilities. In addition to establishing a performance rating, the Committee may also evaluate market movement of salaries in our peer group. A base pay change, or merit increase, for an executive officer, other than the Chief Executive Officer, is both recommended by the Chief Executive Officer and approved by the Compensation Committee. Merit increase guidelines are established annually for all employees by the Compensation Committee, based on annual market surveys. In 2009, our merit increase pool was four (4%) percent. The Compensation Committee approves the individual increases of all officers of the Company. In 2009, the average merit increase for all officers did not exceed four (4%) percent.

- **Cash Compensation—Annual Non-Equity Incentive Compensation**

Our annual non-equity incentive compensation plan is a variable cash-based incentive plan designed to focus management on performance factors important to the continued success of their business units and in our overall performance in a particular year. In 2009, our annual non-equity incentive

target bonus percentages for our named executive officers ranged from 60 percent to 100 percent of base pay, the highest percentage being assigned to our Chief Executive Officer. The annual non-equity incentive compensation is weighted primarily toward business performance (70 percent), which we refer to as the Business Performance Incentive or "BPI" component, and secondarily to individual performance (30 percent), which we refer to as the Annual Performance Incentive, or "API" component.

The BPI Component:

The Compensation Committee annually establishes BPI targets and reviews the performance measures to be used for our annual non-equity incentive program annually at its February meeting. In 2009, the three equally weighted measures used by the Compensation Committee were based upon the combined results of the Company and included the following components:

- Net Contribution: measured for performance purposes as net income plus after tax interest expense minus a 10.5 percent charge for capital, thus encouraging our executives to grow the business while efficiently using capital; and
- EBIT Growth: measured as annual growth in earnings before interest and taxes; and
- EBIT Percentage of Sales: measured as EBIT generated from each dollar of sales.

All of these measures, which are reviewed and approved by our Compensation Committee on an annual basis, are adjusted for the cumulative effect of changes in accounting principles, significant acquisitions and divestitures and foreign exchange movements versus the assumptions of those movements at the time the targets were set.

A range of results for these measures are established along a 0.0 to 3.0 multiple continuum. For instance, the Compensation Committee established one value for a targeted EBIT Growth at 1.0. If our actual EBIT Growth results are less than the target, the BPI multiple for that measure will fall between 0.0 and 1.0. If the Company's EBIT Growth exceeds the target, the BPI multiple would fall between 1.0 and 3.0. The resulting BPI multiple of the three equally-weighted measures is then multiplied by the individual executive officer's non-equity incentive compensation percentage to determine non-equity incentive compensation payout to that executive.

For 2009, in order to achieve the 3.0 performance in each measure, the EBIT Growth must increase 25 percent above the target, EBIT Percentage of sales must increase 15 percent above target and Net Contribution must be improved by 38 percent over target. All of our named executive officers were given a corporate BPI target which was based on the consolidated results of the Company on the three measures.

Our actual 2009 performance exceeded all three of the targets:

Performance Measure	Weighting	% Above (Below) Target	Rating
Net Contribution	1/3	15.7%	1.83
EBIT Growth	1/3	1.7%	1.27
EBIT Percentage of Sales	1/3	4.8%	1.65
Average BPI		-	1.58

Our performance resulted in an achievement of a 1.58 multiple of target based on the scale established at the beginning of the year and the Company's performance relative to the targets established.

The API Component:

A review of the named executive officers' objective performance is conducted to determine the API component of the non-equity incentive compensation. Each executive officer's performance against objectives, established in the beginning of the year, is evaluated annually by the Compensation

Committee with input from the Chief Executive Officer. The API of the Chief Executive Officer is set by the Compensation Committee without the Chief Executive Officer being present in the Compensation Committee session. These performance objectives vary depending on the roles and responsibilities of the particular executive and may, in part, be subjective. These individual objectives may include, as examples, goals for acquisitions or divestitures, safety performance, achieving recruiting targets, building management depth, technology innovations and improving market positions through profitable growth and new product introductions.

The API rating is based on the achievement by a named executive officer of both quantifiable performance objectives as well as other, more subjective objectives. If a named executive officer failed to achieve all of his objectives, the API multiple would likely be 0.00. If the executive met some, but not all of the objectives, the API multiple would fall between the range of 0.00 to 2.0 depending upon the number of objectives accomplished, their relative importance and difficulty and the factors that may have prevented achievement of certain objectives. An executive achieving all objectives could potentially receive an API of 2.0, although this would be unusual due to our efforts to establish stretch objectives that may be extremely difficult to achieve. For 2009, our named executive officers received API ratings ranging from 1.20 to 1.25 for the year, with an average rating of 1.23. For 2008, the same group of named executive officers received API ratings ranging from 1.20 to 1.40 for the year, with an average rating of 1.34.

Assuming an executive officer has a base pay of $400,000, a 65 percent target bonus, a BPI rating of 1.58 and an API rating of 1.25, the executive's annual non-equity incentive compensation payment would be calculated in the following manner:

BPI: $400,000 x .70 (BPI weighting) x .65 (target bonus) x 1.58 (corporate BPI achievement)	$287,560
API: $400,000 x .30 (API weighting) x .65 (target bonus) x 1.25 (individual API rating)	97,500
Total Non-Equity Incentive Compensation	**$385,060**

The following describes certain 2009 API objectives of our named executive officers which were evaluated to determine, in part, their performance for purposes of calculating their API measure.

Certain API objectives that we consider commercially sensitive and believe will provide proprietary data to our competitors and could cause us competitive harm have been omitted.

Named Executive Officers

Peter D. Kinnear – Chairman, President and CEO

Mr. Kinnear's objectives for 2009 were substantially met in all areas. Earnings per share increased 6 percent despite the weakened market and exceeded peer group performance. Continuing to deliver against the growth strategy, Mr. Kinnear led the Company in making two acquisitions to strengthen growth potential with Multiphase Meters AS in Norway, and Direct Drive Systems, Inc. in the U.S., whose products have subsea application and support Subsea Processing growth. A focused initiative on cost control and quality improvements were key objectives which contributed to EBIT margin improvements of 2.5 points in the Energy Production segment, the largest and fastest growing segment. Mr. Kinnear initiated the decision to close the Defined Benefit Pension Plan to unvested and new employees reducing risk and volatility and implemented a Defined Contribution benefit.

William H. Schumann III – Executive Vice President, Chief Financial Officer and Treasurer

Mr. Schumann's objectives for 2009 were focused on Corporate Development, Enterprise Risk Management and Treasury for 2009. Two acquisitions were completed with the purchase of Direct Drive Systems, Inc. and Multiphase Meters AS which required Mr. Schumann's expertise and time

allocation. He has developed an expanded Enterprise Risk Management (ERM) approach to mitigate and monitor corporate wide risks. In the area of Treasury, Mr. Schumann has enhanced the understanding of exposure to foreign exchange and improved foreign currency risk management.

John Gremp – Executive Vice President

Mr. Gremp's 2009 objectives were largely focused on operations execution excellence and growth of key businesses. Operational execution included safety performance, improving manufacturing delivery, cost reduction through worldwide sourcing plans, operating profit improvements and well executed project deliveries. Mr. Gremp took appropriate measures to control cost across key businesses impacted by economic downturn. Quality improvement was a central component of his 2009 objectives and achieved through the launch of a companywide global initiative. The strategic planning process resulted in a proactive search for acquisition targets that were ultimately acquired in 2009.

Tore Halvorsen – Senior Vice President

Mr. Halvorsen's 2009 objectives were primarily focused on overall subsea technology advancement, product quality and customer satisfaction. Several achievements were made by Mr. Halvorsen in 2009 including the advancement of technology for key subsea growth strategy, the win of the sixth Subsea Processing project, and the successful implementation of key contracts supporting subsea growth. Execution and profitability of key contracts was also key to Mr. Halvorsen's objectives in 2009 which he achieved at or above target in most regions.

Robert L. Potter – Senior Vice President

Mr. Potter's 2009 objectives were focused on the successful leadership of the Surface Wellhead and Energy Processing businesses through anticipated 2009 volatility, including effective control of spending and capital budgets related resources, while pursuing growth opportunities that would provide both short and long-term benefits to the technology base. Mr. Potter's objectives also included a focus on delivery performance and quality, while aggressively pursuing product cost reduction initiatives. Balance sheet management during cyclical volatility while delivering financial performance was also included and achieved in Mr. Potter's 2009 objectives.

- **Perquisites**

We provide limited perquisites to our executive officers in order to facilitate the performance of their managerial and external marketing roles and to ensure a competitive total compensation package. The perquisites we provide to our executives include financial counseling, tax preparation, personal use of company vehicles, dining club memberships and country club memberships, executive physicals and other minor expenses associated with their business responsibilities. Our executives' use of company vehicles and dining and country club membership benefits is primarily for business-related travel and entertainment. We require our executives to report personal use of company vehicles and club memberships. We also pay certain travel expenses such as air fare and meals for spouses of our executive officers when they accompany their spouses and when such expenses are considered to be related to the business travel purpose. If a named executive officer's perquisites exceed $10,000 in cost to us, the total amount of the perquisites provided by us to that named executive officer is included in the "All Other Compensation" column of the Summary Compensation Table in this Proxy Statement and the nature of those perquisites are described in a footnote to the table. With the exception of Mr. Schumann's commuting expenses to Houston, including his Houston apartment, we do not gross up for the taxes due on the value of perquisites deemed to be personal.

Long-Term Compensation

- **Equity Compensation – Long-Term Incentive Plan**

The long-term component of our executive compensation consists of equity awards, which provide our executive officers the opportunity to benefit if our stock price appreciates over the long-term. We use the Hewitt survey data noted previously to establish a value for the equity compensation granted to each of our executive officers. To determine the appropriate amount of equity-based compensation awards for our executive officers, we determine the size-adjusted median value of comparable equity compensation awards issued by the peer group of companies surveyed by Hewitt Associates to each named executive officers' peers with the surveyed companies along with other evaluation of the executive.

We currently use restricted stock unit awards. We have not issued stock options to our executive officers since 2004. The stock options issued in connection with our initial public offering were issued at the public offering price. At the time of our separation from our former parent, FMC Corporation, existing FMC Corporation stock options held by employees of FMC Corporation who became employees of FMC Technologies were converted to FMC Technologies stock options, and the number of shares exercisable under each such converted option and exercise price were adjusted to provide the holder with an equivalent market value before and after the conversion.

For 2009, the grant size of restricted stock for each of our named executive officers is set by dividing the size-adjusted median value for that officer by the face value of our stock on the date of grant to determine shares that equate to the economic value delivered to each named executive officer. A discount to reflect the risk of performance was used only for the two-thirds portion of the performance-based awards.

Although our incentive compensation program permits the Compensation Committee to approve equity compensation awards to our executive officers in a variety of forms, only stock options and restricted stock unit grants with both time-based and performance-based elements have been awarded since our initial public offering in 2001. We believe the combination of time-based and performance-based incentives provides performance incentives consistent with our shareholders' interests and serves as an effective retention vehicle for our named executive officers.

Our equity awards have vesting periods of three years. The grant date of the annual equity awards is the date of the annual Compensation Committee meeting in February. As long as an executive remains employed through the age of 62, any unvested equity awards remain outstanding after retirement and vest on the originally scheduled vesting date. Executives will forfeit unvested awards if they retire prior to age 62. Awards vest immediately in the event of death, disability (as defined in our Incentive Compensation and Stock Plan) or a qualifying change in control.

By providing our executive officers with compensation in the form of equity awards, we ensure that a significant portion of total compensation remains at risk and is tied to the creation of stockholder value.

Since the end of 2001, our share price compounded annual growth rate has averaged 28 percent. The market value of vested and unvested restricted stock awards shown in the "Outstanding Equity Awards at Fiscal Year-End Table" herein and the realized value of exercised options and restricted stock unit awards shown in the "Option Exercises and Stock Vested Table" demonstrate both the potential and realized value of equity awards we have issued to our named executive officers and the alignment of our executive officers personal financial interests with those of our shareholders.

- **Time-Based Restricted Stock Awards**

We issue grants of time-based restricted stock units to our executive officers and other key employees under our Incentive Compensation and Stock Plan. All restricted stock awards granted to our executive

officers require an additional three years of service by the executive before the restricted stock vests and the executive receives ownership and voting rights. We utilize vesting periods as a retention incentive.

- **Performance-Based Restricted Stock Awards**

In 2009, based on the comparison to our peer group allocation of performance-based compensation, the Compensation Committee determined that two-thirds of the economic value of the restricted stock awarded to our officers and five other senior managers be based on meeting certain performance criteria. Our performance-based equity compensation links the award of restricted stock to the achievement of performance targets relative to the performance of our peers. In 2009, the peer group used to determine our achievements, relative to our peers, for performance-based restricted stock awards is the same as our compensation comparator group of 11 oilfield service and equipment companies for named executive officers. In 2009, we compared our performance with the following companies:

Baker Hughes Incorporated (BHI)
BJ Services Company (BJS)
Cameron International Corporation (CAM)
Global Industries, Ltd. (GLBL)
Halliburton Company (HAL)
National Oilwell Varco, Inc. (NOV)
Noble Corporation(NE)
Oceaneering International, Inc. (OII)
Smith International, Inc. (SII)
Tidewater, Inc. (TDW)
Weatherford International Ltd. (WFT)

The linking of our executive's performance-based awards to the Company's achievement of performance targets relative to the performance of the above listed oilfield service and equipment companies puts a meaningful portion of our named executive's targeted equity award at risk. The percentage of the total performance-based restricted stock award an executive officer will ultimately receive will be determined at the end of the one-year measurement period and will be dependent upon our performance relative to this peer group of companies with respect to the following three measures for that period:

- EBITDA Growth is measured as annual growth in earnings before interest and taxes, excluding depreciation and amortization;
- Return on Investment ("ROI") is both a measure of profitability, equal to annual net income divided by equity plus long-term debt, as well as how effectively the firm uses its capital to generate profit;
- Total Shareholder Return ("TSR") is measured as the total returns that an investor receives based on the volume-weighted average price and the reinvestment of dividends issued.

The performance results of these three measures for the 11 peer group companies are publicly available and provide us with externally available reference against which our performance is measured.

The amount of the performance-based restricted stock unit award earned by our executive officers can vary between 0 and 200 percent of the performance-based award amount granted. This is determined by our full-year performance of the three defined measures relative to the performance of our peer group companies.

Each of the three performance measures are weighted equally in the compilation of the award. EBITDA Growth and ROI are measures for performance-based awards and TSR is a measure for market-based performance awards. A determination of below average, average or above-average performance is made based on actual full-year results. The following table illustrates the percentage of the target award which can be earned for each of the three measures for 2009 based on our performance relative to that of our peers.

Performance Measure	Weighting	Below Average (0% of Target Grant)	Average (100% of Target Grant)	Above Average (200% of Target Grant)
EBITDA Growth	1/3	0%	33%	67%
Return on Investment (ROI)	1/3	0%	33%	67%
Total Shareholder Return (TSR)	1/3	0%	33%	67%

For below-average performance against any of the three performance measures, an executive officer receives 0 percent of the one-third portion of the grant tied to such performance measures; for average performance, 100 percent of one-third of the grant; and for above-average performance, an executive would receive 200 percent of one-third of the grant. The one exception to this is our Compensation Committee's decision to have a zero payout for TSR if this measure is not positive regardless of the Company's performance relative to our peers. This action supports one of the underlying compensation philosophies of our named executive officers to incent achievement of long-term objectives that increase shareholder value.

We define our performance for each of the three performance measures as follows:

Above Average - Our performance exceeds the performance of the midpoint between the third and fourth ranked peer companies;

Average - Our performance is between the midpoint of the third and fourth ranked peer companies and the midpoint between the eighth and ninth ranked peer companies;

Below Average - Our performance is below the midpoint between the eighth and ninth ranked peer companies.

In 2009, we ranked above average for all three measures. As a result of our strong financial performance relative to our peer group for 2009, our named executive officers will receive 200 percent of the performance-based portion of the restricted stock grants awarded on February 26, 2009 and these awards will vest on January 2, 2012. The final performance-based restricted stock unit award each named executive officer received for 2009 are included in columns (g) and (h) of the "Outstanding Equity Awards at Fiscal Year-End Table" below.

The vesting period for performance-based restricted stock awards is the same as the vesting period for time-based restricted stock awards, which is three years from the grant date, meaning that although the performance period considered is one year, the awards do not vest for three years from the date of grant. None of our executive officers have the ability to adjust the performance measures approved by the Compensation Committee or to waive any conditions established for the performance-based awards once established by the Compensation Committee.

These three performance measures, EBITDA Growth, Return on Investment (ROI) and Total Shareholder Return (TSR), against which this compensation element is measured, meet the requirements of Section 162(m) of the Internal Revenue Code and thus allow for the Company to treat these restricted stock unit grants as qualified "performance-based" compensation allowing requisite deductibility for federal income tax purposes beginning in 2009.

"Clawback" Provision

Our Incentive Compensation and Stock Plan gives our Compensation Committee the discretion to "claw back" and cancel previously earned performance-based compensation. In the event our financial statements are restated as a result of errors, omissions or fraud, our Compensation Committee may, in good faith and to the extent an award exceeds what would otherwise have been awarded based on the restated financial results, (a) cancel any outstanding award granted, in whole or in part, whether or not vested or deferred, to officers of the Company who are identified as being subject to Section 16 of the Securities and Exchange Act of 1934 (Section 16 Officers), and/or (b) if such restatement occurs after the exercise or payment of an award, require the Section 16 Officers to repay to the Company any gain realized or payment received upon the exercise or payment of the award valued as of the date of exercise or payment.

Stock Ownership and Retention Requirements

The Compensation Committee established executive officer stock ownership guidelines in order to ensure a continuing alignment of executive and shareholder interests. Under these guidelines, an executive officer is required to retain ownership of shares in an amount equal in value to a multiple of the individual's midpoint of salary grade and target annual non-equity incentive bonus. Qualifying awards include directly-held stock, restricted stock awards not subject to performance, shares held in the Qualified Savings Plan, shares held in the Non-Qualified Savings Plan, and 50 percent of the shares underlying options.

Upon becoming a Section 16 officer, an executive has five years to satisfy a new or increased retention multiple, pro-rated 20 percent each year. The multiple for each of the named executive officers is provided in the following table. Each named executive officer satisfies the ownership guidelines applicable to him.

Named Executive Officer	Multiple of Base Pay and Target Non-Equity Incentive Bonus
Peter D. Kinnear	5.0
William H. Schumann, III	4.5
John T. Gremp	4.5
Tore Halvorsen	4.0
Robert L. Potter	4.0

In 2006, our Compensation Committee adopted additional stock retention guidelines requiring our officers to retain, for a period of at least one year after vesting date, at least one-half of the net after-tax shares for restricted stock and stock option awards vesting after January 1, 2007. The purpose of this additional policy is to impose a holding period during which our executives must retain ownership of a significant portion of vested equity compensation awards. We believe that the combination of the stock ownership guidelines and the stock retention rules focus our executives on our long-term value by aligning their interests with the long-term interest of other stockholders.

Compliance with these guidelines is evaluated in February of each year. As of March 1, 2010, all officers met their ownership requirements.

Insider Trading and Speculation in Company Stock

The Company has established policies which prohibit our officers, directors and certain employees from purchasing or selling FMC Technologies securities while in possession of material, nonpublic information or otherwise using such information in any manner that would violate applicable laws and regulations.

To align the economic risk of ownership of management and shareholders, our ownership guidelines also prohibit all officers and their immediate family from directly or indirectly speculating in the Company stock, including derivative transactions, short selling, the sale or purchase of options in Company stock and borrowing against Company stock.

Deductibility of Executive Compensation under Section 162(m) of the Internal Revenue Code

Section 162(m) of the U.S. Internal Revenue Code, as amended (the "IRC"), generally disallows a tax deduction to public corporations for non-performance-based compensation in excess of $1 million paid for any fiscal year to certain named executive officers. The Compensation Committee requires certain components of executive compensation to be performance-based. Considering that as of 2008, two-thirds of the executive restricted stock unit awards are based on achievement of performance goals, and 70 percent of the annual non-equity incentive is based on the achievement of performance goals, the Compensation Committee concluded that it was important to qualify the compensation as performance-based under Section 162(m).

Accordingly, at our 2008 annual shareholder meeting, the Compensation Committee sought and obtained shareholder approval with respect to the material terms of the performance goals related to certain awards under the Plan, thus allowing the Company to treat the restricted stock awards as qualified "performance-based" compensation and thus allowing the requisite deductibility for federal income tax purposes starting in the year 2009.

Defined Benefit Pension Plans

U.S. Defined Benefit Plan

A longer term element of compensation for our executive officers is our retirement programs. Our U.S.-based executive officers participate in the pension plan (the "U.S. Pension Plan") that provides income replacement retirement benefits. We believe our pension plan design is an effective retention vehicle and that it has been a significant factor in the long tenure of our executive management team and, consequently, the depth of our management team's experience with our businesses. The same benefit calculation formula is used for our executive officers as is used for all of our U.S.-non-bargaining unit production employees. The U.S. Pension Plan is designed to provide retirement income to all of our current employees who meet the minimum service requirement of five years or who retire on or after age 65. The pension payment is based on "final average pay," which is calculated for the period that includes the employee's highest 60 consecutive months of pay in the final 120 months of service, and includes base pay and annual non-equity incentive bonus in the calculation. Eligible earnings under the provisions of the U.S. Pension Plan do not include the value of the equity grants (stock options or restricted stock unit awards), matching contributions to our U.S. Qualified Savings Plan, and/or deferrals or matching contributions to our U.S. Non-Qualified Savings Plan or perquisites.

The U.S. Pension Plan is qualified under the United States Employment Retirement Income Security Act ("ERISA"). The U.S. Internal Revenue Service limits the amount of compensation on which retirement benefits can be earned and the amounts payable by a tax qualified defined benefit pension plan.

We also have a U.S. non-qualified defined benefit pension plan (the "U.S. Non-Qualified Pension Plan)" to provide the benefits based on earnings above the IRS limits as well as benefits based upon deferrals made to the U.S. Non-Qualified Savings Plan which are not permitted under the U.S. Pension Plan. The U.S. Non-Qualified Pension Plan uses the same pension benefit formula as the tax qualified U.S. Pension Plan. The benefits under this plan are our general obligations and are not protected by ERISA.

Effective January 1, 2010, the U.S. Pension Plan and the U.S. Non-Qualified Pension Plan are closed to new entrants and frozen for employees with less than five years of service.

Norwegian Pension Program

Mr. Halvorsen is our only named executive officer who is not U.S.-based and he is covered under the Norwegian Pension Program (the "Norwegian Program"). The Norwegian Program is designed to provide employees based in Norway with targeted total pension payment of 65 percent of their final salary based on 30 years of service. For service less than 30 years, the payment is reduced proportionately. This benefit is offset by any state or government provided social security benefits. The salary included in the benefit calculation is limited to 12 times the National Insurance Base Amount, which was $11,660 (NOK 72,881) effective May 1, 2009, through the end of 2009. The amount in U.S. dollars is based on an average currency exchange rate at month-end over the full year.

In addition, a supplementary pension scheme was established in Norway, effective January 1, 2007, to provide benefits for salary in excess of 12 times the National Insurance Base Amount which is not covered under the Norwegian Program. This supplemental plan provides a pension payment of 49 percent of final salary exceeding 12 times the National Insurance Base Amount for 30 years of service beginning on or after January 1, 2007. For service less than 30 years, the pension payment is reduced proportionately.

All of the members of our executive management team have significant accrued pension benefits under the pension plans as a result of their long tenure. We believe that these pension benefits are an important reason for the long-term retention of our management team. Our executive officers as well as all other employees have been credited under our Pension Plan for their years of service with FMC Corporation, our former parent company, prior to our spin-off as a separate company in 2001.

Savings Plans

U.S. Savings Plan

All of our U.S.-based employees, including our executives, are eligible to participate in our tax-qualified savings and investment plan (the "U.S. Qualified Savings Plan"). This plan provides an opportunity for employees to save for retirement on both a pre-tax and after-tax basis. Employees exceeding the IRS compensation limit for highly compensated employees can contribute between 2 percent and 20 percent of base pay and eligible incentives through pre-tax and after-tax contributions up to the maximum amount prescribed by law and our limits, and employees not considered highly compensated under IRS regulations can contribute up to 75 percent of base pay and eligible incentives. For non-bargaining unit employees, we match 100 percent up to the first 5 percent of each employee's contributions. Participants are vested on a five year graded vesting schedule for employer matching contributions. For annual compensation that exceeds the maximum compensation limit required by the U.S. Internal Revenue Code for the Company's U.S. Qualified Savings Plan, the Company contributes 5% of such excess to that employee's non-qualified savings plan account discussed below.

Our U.S.-based executives are eligible to participate in a pre-tax non-qualified defined contribution plan (the "U.S. Non-Qualified Savings Plan"), which provides our executives and other eligible employees with the opportunity to participate in a tax advantaged savings plan comparable to the U.S. Qualified Savings Plan. The investment options offered to participants in the Non-Qualified Savings Plan are similar to those offered in our U.S. Qualified Savings Plan. Participants may elect to defer up to 100 percent of their base pay or annual non-equity incentive bonus into the U.S. Non-Qualified Savings Plan. We match 100 percent up to the first five percent of the employee's contributions to the U.S. Non-Qualified Savings Plan. Participants are vested on a five year graded vesting schedule for employer matching contributions. All vested funds must be distributed upon an employee's termination or retirement from the Company.

International Savings Plan

Mr. Halvorsen is eligible to participate in a non-qualified defined contribution plan administered in the United Kingdom (the "International Savings Plan"). Participation in this plan is generally restricted to key employees with a salary grade of 20 or above and who are not subject to U.S. taxes, and not citizens of the U.S., Canada or the Cayman Islands. Exceptions to the salary grade for eligibility can be made by the Company. Participants can contribute up to 75 percent of base pay and eligible incentives. We match up to the first five percent of each employee's contributions. Both the contributions to the International Savings Plan and the distributions from the International Savings Plan are made in U.S. dollars. Participants are vested on a five-year graded vesting schedule for employer contributions. All vested funds must be distributed upon an employee's termination or retirement from the Company.

Change in Control Agreements

It is our policy to offer a change in control benefit to our executive officers to ensure that they have an incentive to continue to work in our best interests during the period of time when a change of control transaction is taking place and in order to ensure we have the ability to maintain continuity of management. It is also our policy to provide this benefit to provide our executives with the assurance they will not be adversely affected by a change in control transaction without fair compensation, provided their termination is not required for cause. Finally, we believe a change in control agreement is necessary to remain competitive in the market for skilled and experienced executive talent. See "Potential Payments upon Change in Control" for a further description of the terms and potential amounts payable under these agreements.

The benefits payable under the change in control agreements are comparable to benefits executives in similar positions at peer companies are eligible for under their change in control agreements. The competitive nature of these benefits is annually reviewed and analyzed by the Compensation Committee with the assistance of the Committee's compensation consultant, Hewitt Associates.

All changes in control agreements entered into with our executive officers contain what is commonly referred to as "double triggers." Under these agreements, the severance benefits are only payable if, in addition to the qualifying change in control, the executive officer's position is terminated, his responsibilities are materially changed, his salary and/or benefits are materially reduced and/or his location is significantly changed.

General Executive Severance Benefits

Under our executive severance plan, executive officers who lose their job through no fault of their own are entitled to receive 15 months of severance pay (limited to base pay and the executive's target annual non-equity incentive bonus), their pro-rated target annual non-equity incentive bonus through the date of termination, the continuation of medical and dental benefits for the same severance period at the employee premium rate, outplacement services, and tax preparation and financial planning assistance for the last calendar year of employment. See "Potential Payments upon Termination" herein for a further description of the terms and potential amounts payable under the executive severance plan. The availability of these severance benefits is conditioned on the executive's compliance with non-disclosure, non-compete and non-solicitation covenants.

In order to preserve the deductibility of performance-based incentive payments under Section 162(m) of the IRC, the Compensation Committee amended its previous grant of authority to management to specify that in the event of a termination without cause, termination for good reason or voluntary retirement, any performance-based incentive payments are subject to the Company's actual attainment

of performance goals. The terms of our executive severance plan are based on the results of a survey of publicly traded companies conducted by Hewitt Associates. Change in control agreements and severance benefits are exclusive of one another, and in no circumstances would any named executive officer receive benefits under both a change in control agreement and the executive severance plan.

Compensation Committee Report

The Compensation Committee Report that follows shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate this Report by specific reference.

The Compensation Committee establishes and oversees the design and functioning of FMC Technologies' executive compensation program. We have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company. Based on this review and discussion, we recommend to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2010 Annual Meeting.

The Compensation Committee

Mike R. Bowlin, Chairman
Philip J. Burguieres
Dr. Thorleif Enger
Thomas M. Hamilton
Richard A. Pattarozzi
James M. Ringler

Relationship with Independent Compensation Consultant

In addition to the executive compensation consulting services provided to the Compensation Committee, Hewitt Associates also provided to the Company other non-executive compensation consulting services. For 2009, the Company paid the following fees to Hewitt for those services:

- Fees paid for executive compensation consulting services: $170,000
- Fees paid for other non-executive compensation consulting services: $723,000

The decision to engage Hewitt Associates to perform non-executive compensation consulting services was made by management and agreed to by the Board. On February 1, 2010, Hewitt Associates spun-off its executive compensation consulting business in North America. In connection with this spin-off, a select number of Hewitt principals and consultants left Hewitt to form Meridian Compensation Partners LLC, which operates as an independent executive compensation consulting firm.

For 2010, the Committee has retained Meridian Compensation Partners LLC as its principal compensation consultant. Meridian provides solely executive compensation advisory services to the Compensation Committee and provides no other services to the Compensation Committee or the Company.

Summary Compensation Table for the Year Ended December 31, 2009

The following table summarizes the compensation earned by each of our named executive officers of FMC Technologies from all sources for services rendered in all of their capacities to us during the fiscal year ended December 31, 2009.

Name and Principal Position in 2009	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(2)	All other Compensation ($)(4)	Total ($)(1)(2)
Peter D. Kinnear	2009	$900,000	$4,071,818	$1,332,900	$431,366	$150,346	$6,886,430
Chairman, President	2008	891,667	4,111,616	1,560,417	4,207,665	156,554	10,927,919
And Chief Executive Officer	2007	781,430	4,090,073	1,218,570	2,052,980	119,358	8,262,411
William H. Schumann, III	2009	$589,384	$1,378,153	$523,726	($72,130)	$186,252	$2,605,385
Executive Vice President	2008	569,185	1,157,856	597,645	1,123,930	112,771	3,561,387
Chief Financial Officer And Treasurer	2007	549,135	1,121,153	487,961	330,895	92,166	2,581,310
John T. Gremp	2009	$498,488	$1,051,361	$516,783	$860,235	$45,446	$2,972,313
Executive Vice President	2008	472,500	922,475	568,890	1,061,381	86,437	3,111,683
	2007	450,000	1,022,996	478,965	533,268	84,260	2,569,489
Tore Halvorsen	2009	$451,100	$966,800	$429,853	$126,644	$53,478	$2,027,875
Senior Vice President(3)	2008	480,769	814,572	536,058	15,262	29,949	1,876,610
	2007	441,770	901,894	428,959	54,008	37,874	1,864,505
Robert L. Potter	2009	$436,810	$827,925	$420,495	$265,032	$41,815	$1,992,077
Senior Vice President	2008	418,000	733,643	466,070	1,039,460	75,959	2,733,132

(1) Amounts disclosed in the Stock Awards column represent the sum of the aggregate grant date fair value of time-based restricted stock units, performance-based restricted stock units subject to performance conditions and subject to market conditions. Determination of fair value was made in accordance with the SEC proxy disclosure rules and Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. With respect to time-based restricted stock units and performance-based restricted stock units subject to performance conditions, the aggregate grant date fair value of such awards was based on the Company's share price on the grant date of the awards. For performance-based restricted stock units subject to performance conditions, the grant date fair value was based on the assumption that target performance is probable to occur, determined as of the date of grant. With respect to performance-based restricted stock units subject to market conditions, the aggregate grant date fair value of such award was determined utilizing a Monte Carlo simulation as disclosed in our Form 10-K filed on March 1, 2010.

The maximum award value of performance-based restricted stock units subject to both performance conditions and market-based conditions is shown in the table below. The methodology used in this table is the same as in the Summary Compensation Table for the performance-based restricted stock units. The performance-based restricted stock units achieved the maximum award value in each of the listed years based upon our stated performance measures.

Name	Year	Maximum Award Value
Peter D. Kinnear	2009	$5,543,661
	2008	5,385,137
	2007	3,978,581
William H. Schumann, III	2009	$1,876,299
	2008	1,523,533
	2007	1,090,591
John T. Gremp	2009	$1,431,372
	2008	1,213,861
	2007	995,110
Tore Halvorsen	2009	$1,316,243
	2008	1,071,854
	2007	877,309
Robert L. Potter	2009	$1,127,183
	2008	965,375
	2007	784,308

(2) The amounts in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column reflect the actuarial increase in the present value of the named executive officer's benefits at the first retirement date with unreduced benefits (age 62 for U.S. Pension programs and age 67 for the Norwegian pension program) under all of our pension plans. These amounts are determined using interest rates and mortality rate assumptions consistent with those used in our audited consolidated financial statements for the fiscal year ended December 31, 2009, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2010. All non-qualified deferred compensation earnings are market-based investments and therefore are not included in this column.

(3) The amounts reported as salary, non-equity incentive compensation and all other compensation for Mr. Halvorsen were paid in Norwegian Kroner. These amounts were converted to U.S. Dollars in the Summary Compensation Table. The conversion rate was derived from an average of the Norwegian Kroner to U.S. Dollar exchange rates on the last day of each month during 2009. The monthly salary amount paid to Mr. Halvorsen for each month in 2009 was equal for each such month.

(4) The amounts reflected in the All Other Compensation column for the fiscal year ended December 31, 2009 for Mr. Kinnear include Company paid life insurance premium of $3,749, contributions to the Qualified Savings Plan and Non-Qualified Savings Plan of $14,500, Personal Use of Club Membership of $106,351, and payments for Financial Planning and Personal Tax Assistance, Personal Use of Automobiles and an Executive Physical.

The amounts reflected in the All Other Compensation column for the fiscal year ended December 31, 2009 for Mr. Schumann include Company paid life insurance premium of $1,817, contributions to the Qualified Savings Plan and Non-Qualified Savings Plan of $13,724, Apartment Residence in Houston and Commuting Expenses of $92,033, income tax gross up on the Apartment and Commuting Expenses of $57,436 and payments for Financial Planning and Personal Tax Assistance, Personal Use of Automobiles and an Executive Physical.

The amounts reflected in the All Other Compensation column for the fiscal year ended December 31, 2009 for Mr. Gremp include company paid life insurance premium of $1,641, contributions to the Qualified Savings Plan and Non-Qualified Savings Plan of $12,250, and payments for Personal Use of Club Membership, Financial Planning and Personal Tax Assistance and Personal Use of Automobiles.

The amounts reflected in the All Other Compensation column for the fiscal year ended December 31, 2009 for Mr. Halvorsen include contributions to the International Savings Plan of $31,494, and payments for Personal Use of Automobiles.

The amounts reflected in the All Other Compensation column for the fiscal year ended December 31, 2009 for Mr. Potter include Company paid life insurance premium of $1,385, contributions to the Qualified Savings Plan and Non-Qualified Savings Plan of $12,468, and payments for Personal Use of Club Membership, Financial Planning and Personal Tax Assistance and Personal Use of Automobiles.

Grants of Plan-Based Awards Table

Shown below is information with respect to plan-based awards made in 2009 to each named executive officer.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[1]
Peter D. Kinnear	2009	0	900,000	2,430,000					0	0	
	2/26/2009							48,634			1,299,987
	2/26/2009				0	68,985	137,970				1,843,969
	2/26/2009					34,493	68,986				927,862
William H. Schumann, III	2009	0	353,630	954,801					0	0	
	2/26/2009							16,461			440,003
	2/26/2009				0	23,349	46,698				624,119
	2/26/2009					11,674	23,348				314,031
John T. Gremp	2009	0	348,942	942,143					0	0	
	2/26/2009							12,558			335,675
	2/26/2009				0	17,812	35,624				476,115
	2/26/2009				0	8,906	17,812				239,571
Tore Halvorsen	2009	0	293,215	791,681					0	0	
	2/26/2009							11,548			308,678
	2/26/2009				0	16,379	32,758				437,811
	2/26/2009					8,190	16,380				220,311
Robert L. Potter	2009	0	283,927	766,603					0	0	
	2/26/2009							9,889			264,333
	2/26/2009				0	14,027	28,054				374,942
	2/26/2009					7,013	14,026				188,650

(1) The three amounts disclosed for each NEO in the Grant Date Fair Value of Stock and Option Awards column represent (a) the grant date fair value of time-based restricted stock units, (b) performance-based restricted stock units, subject to performance conditions, and (c) performance-based restricted stock units, subject to market conditions, in that order. Determination of fair value was made in accordance with the SEC proxy disclosure rules and FASB Accounting Standards Codification ("ASC")) Topic 718. With respect to time-based restricted stock units and performance-based restricted stock units, subject to performance conditions, the grant date fair value of such awards was based on the Company's share price on the grant date of the awards. For performance-based restricted stock units subject to performance conditions, the grant date fair value was based on the assumption that target performance is probable to occur, determined as of the date of grant. With respect to performance-based restricted stock subject to market conditions, the grant date fair value of such award was determined utilizing a Monte Carlo simulation as disclosed in our Form 10-K filed on March 1, 2010.

We did not make any grants of stock options or stock appreciation rights in 2009 under the Incentive Compensation and Stock Plan for services rendered during 2009 to any of the named executive officers. For a description of the material terms of the restricted stock awards, including the vesting schedules and a description of the performance targets and potential award amounts for those restricted shares subject to performance-based conditions, see the descriptions set forth in Compensation Discussion and Analysis. We do not currently pay dividends on restricted stock awards or shares obtainable upon exercise of outstanding options. Dividends would be payable on equity compensation awards that we issued only if and when dividends are declared and paid on our Common Stock.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards			Stock Awards[2]			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have Not Vested (#)	Market Value of Shares or Units of Stock that have Not Vested ($)[1]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights that have Not Vested (#)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($)
Peter D. Kinnear	59,810	11.9753	2/19/2014	594,728	34,399,105	0	0
William H. Schumann, III	0	0		180,567	10,444,011	0	0
John T. Gremp	19,048 26,114	9.207 11.9753	2/20/2013 2/19/2014	147,364	8,523,567	0	0
Tore Halvorsen	31,042 21,060	9.207 11.9753	2/20/2013 2/19/2014	132,466	7,661,885	0	0
Robert L. Potter	26,114	11.9753	2/19/2014	116,320	6,728,006	0	0

(1) The market value of shares that have not vested is calculated using the closing price of $57.84 of our Common Stock on December 31, 2009.

(2) The outstanding restricted stock awards presented above include awards in the amounts and with the vesting dates in the table below. Note that the individual grant awards have been rounded to the full shares and do not reflect any partial shares. (TB – time based; PB – performance based; PB-m – performance, market based)

Executive Officer	Restricted Stock Grant Date	Restricted Stock Grant Amount	Restricted Stock Vesting Date
Peter D. Kinnear	2/20/2007 TB	67,571	1/2/2010
	2/20/2007 PB	90,095	1/2/2010
	2/20/2007 PB-m	45,047	1/2/2010
	2/25/2008 TB	27,252	1/3/2011
	2/25/2008 PB	72,782	1/3/2011
	2/25/2008 PB-m	36,391	1/3/2011
	2/26/2009 TB	48,634	1/2/2012
	2/26/2009 PB	137,970	1/2/2012
	2/26/2009 PB-m	68,986	1/2/2012
William H. Schumann, III	2/20/2007 TB	18,522	1/2/2010
	2/20/2007 PB	24,696	1/2/2010
	2/20/2007 PB-m	12,348	1/2/2010
	2/25/2008 TB	7,606	1/3/2011
	2/25/2008 PB	20,591	1/3/2011
	2/25/2008 PB-m	10,296	1/3/2011
	2/26/2009 TB	16,461	1/2/2012
	2/26/2009 PB	46,698	1/2/2012
	2/26/2009 PB-m	23,348	1/2/2012
John T. Gremp	2/20/2007 TB	16,900	1/2/2010
	2/20/2007 PB	22,534	1/2/2010
	2/20/2007 PB-m	11,267	1/2/2010
	2/25/2008 TB	6,060	1/3/2011
	2/25/2008 PB	16,406	1/3/2011
	2/25/2008 PB-m	8,203	1/3/2011
	2/26/2009 TB	12,558	1/2/2012
	2/26/2009 PB	35,624	1/2/2012
	2/26/2009 PB-m	17,812	1/2/2012
Tore Halvorsen	2/20/2007 TB	14,899	1/2/2010
	2/20/2007 PB	19,866	1/2/2010
	2/20/2007 PB-m	9,933	1/2/2010
	2/25/2008 TB	5,351	1/3/2011
	2/25/2008 PB	14,487	1/3/2011
	2/25/2008 PB-m	7,243	1/3/2011
	2/26/2009 TB	11,548	1/2/2012
	2/26/2009 PB	32,758	1/2/2012
	2/26/2009 PB-m	16,380	1/2/2012
Robert L. Potter	2/20/2007 TB	13,320	1/2/2010
	2/20/2007 PB	17,760	1/2/2010
	2/20/2007 PB-m	8,880	1/2/2010
	2/25/2008 TB	4,819	1/3/2011
	2/25/2008 PB	13,047	1/3/2011
	2/25/2008 PB-m	6,524	1/3/2011
	2/26/2009 TB	9,889	1/2/2012
	2/26/2009 PB	28,054	1/2/2012
	2/26/2009 PB-m	14,026	1/2/2012

Option Exercises and Stock Vested Table

Shown below is information for each of the named executive officers with respect to options to purchase Common Stock exercised in 2009 and restricted stock awards vested in 2009.

	Option Awards		Stock Awards(2)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Peter D. Kinnear	80,449	$3,380,387	45,306	$1,658,214
William H. Schumann, III	97,929	4,357,504	37,825	1,360,133
John T. Gremp	-	-	27,004	938,661
Tore Halvorsen	-	-	36,868	933,489
Robert L. Potter	26,325	1,265,446	23,462	816,709

Pension Benefits Table

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under each of our pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. Credited years of service for each of the named executive officers under the pension plans include years of service with our predecessor. The U.S. Pension Plan and the Norwegian Pension Program values are the present value of accrued benefits at the first retirement date for unreduced benefits. The U.S. Non-Qualified Pension Plan value is the present value at December 31, 2009 of the lump sum payable at the first retirement date for unreduced benefits.

Name	Plan Name	Number of Years Credited Service as of 12/31/2009	Present Value of Accumulated Benefit as of 12/31/2009	Payments During Last Fiscal Year
Peter D. Kinnear	U.S. Pension Plan	38.6	$1,354,045	$0
	U.S. Non-Qualified Pension Plan		10,980,996	0
William H. Schumann, III	U.S. Pension Plan	28.5	$854,339	0
	U.S. Non-Qualified Pension		3,936,499	0
John T. Gremp	U.S. Pension Plan	34.4	$979,767	0
	U.S. Non-Qualified Pension Plan		3,675,205	0
Tore Halvorsen	Norwegian Pension Program	29.2	$237,113	0
	Norwegian Supplementary Program		138,232	0
Robert L. Potter	U.S. Pension Plan	36.6	$1,086,027	0
	U.S. Non-Qualified Pension Plan		3,204,784	0

Assumptions:

Present value of accumulated benefit as of 12/31/2000 reflects (for all but T. Halvorsen):

- sum of present value of U.S. Pension Plan benefit accrued through 12/31/2009 plus present value of U.S. Non-Qualified Pension benefit accrued through 12/31/ 2009;
- present value of qualified plan benefit calculated as amount payable at first unreduced age using 12/31/2009 FASB ASC Topic 715 disclosure assumptions (5.9%, RP2000CH project to 2010) and reflecting discounting of present value back to 12/31/2009 using FASB ASC Topic 715 interest only (5.9%);
- present value of non-qualified plan benefit calculated as amount payable at first unreduced age using 12/31/2009 FASB ASC Topic 715 assumptions (5.50%, 94GAR project to 2002 for lump sums and 5.9% for 5-year certain annuity) and reflecting discounting of present value back to 12/31/2009 using FASB ASC Topic 715 interest only (5.9%); and
- unreduced benefits are first available at age 62 under the FMC Technologies, Inc. plans.

Present value of benefits as of 12/31/2009 reflects (for Tore Halvorsen):

- present value of main plan and additional plan DB benefits accrued through 12/31/2009;
- present value of benefits calculated as amount payable at first unreduced age using 12/31/2009 FAS87 disclosure assumptions (5.25% discount rate, K2005 mortality, 1.30% pension increase rate); and
- unreduced benefits are first available at age 67 under the FMC Technologies, Inc. plan.

U.S. Pension Plan

- *Benefit Formula*

Our U.S. Pension Plan is a defined benefit plan that provides eligible employees having five or more years of service a pension benefit for retirement. Years of credited service and final average yearly earnings are used to calculate the pension benefit. The final average yearly earnings are based on the highest 60 consecutive months out of the final 120 months of compensation. The normal annual retirement benefit is the product of (a) and (b) below:

(a) the sum of:

(i) 1 percent of the participant's final average yearly earnings up to the Social Security Covered Compensation Base *(defined as the average of the maximum Social Security taxable wages bases for the 35-year period ending in the year in which Social Security retirement age is reached)* plus 1 ½ percent of the participant's final average yearly earnings in excess of the Social Security covered compensation base multiplied by the participant's expected years of credited service at age 65 up to 35 years of credited service; and

(ii) 1 ½ percent of the participant's final average yearly earnings multiplied by the participant's expected years of credited service at age 65 in excess of 35 years of credited service; and

(b) the ratio of actual years of credited service to expected years of credited service at age 65.

- *Eligible Earnings*

Eligible earnings under the U.S. Pension Plan for the named executive officers (excluding Mr. Halvorsen) include the base pay and annual non-equity incentive bonus paid by us to the executives for each plan year. Equity compensation, such as restricted stock and stock option awards, and deferrals to the U.S. Non-Qualified Savings Plan, are not included. The Internal Revenue Service limits the annual amount of earnings that may be taken into account for the U.S. Pension Plan to remain qualified under the Internal Revenue Code. Since all of the named executive officers' eligible earnings exceed that limitation, the eligible earnings for each of the named executive officers (except Mr. Halvorsen) under the U.S. Pension Plan is the same amount, $245,000 for 2009.

The Pension Plan limits annual pension benefits to IRS requirements for tax-qualified retirement plans. This amount was $195,000 in 2009.

- *Early Retirement*

The U.S. Pension Plan's "early retirement date" is the participant's 55th birthday in the case of a participant who became a participant in our predecessor's pension plan before January 1, 1984. Participants hired on or after January 1, 1984, are eligible for early retirement on or after age 55 with ten years of service. All named executive officers were participants in the predecessor's pension plan before January 1, 1984. All of the named executive officers in the U.S. Pension Plan are age 55 or older and are eligible to receive early retirement benefits under the U.S. Pension Plan.

A participant in the U.S. Pension Plan who retires on or after their "early retirement date" is entitled to receive the early retirement benefit, which is equal to the normal retirement benefit reduced by 1/3 of 1 percent for each month by which the commencement of the participant's early retirement benefit precedes the participant's 62nd birthday. A participant in the U.S. Pension Plan whose employment terminates prior to their early retirement date is entitled to receive an early retirement benefit payable after the attainment of age 55, which is equal to the normal retirement benefit reduced by ½ of 1 percent for each month by which the commencement of the participant's early retirement benefit precedes the participant's 65th birthday.

- *Payment of Pension Benefit*

The normal retirement benefit is an individual life annuity for single retirees and 50 percent joint and survivor annuity for married retirees. The U.S. Pension Plan also provides for a variety of other methods for receiving pension benefits such as 75 percent and 100 percent joint and survivor annuities, level income and lump sum for benefits with lump sum values of $1,000 or less. The levels of annuities are actuarially determined based on the age of the participant and the age of the participant's spouse for joint and survivor annuities. The actuarial reduction for a participant and spouse who are both age 62 is 7.9 percent from the normal retirement benefit for the 50 percent joint and survivor annuity, 11.4 percent from the normal retirement benefit for the 75 percent joint and survivor annuity and 14.7 percent from the normal retirement benefit for the 100 percent joint and survivor annuity. The level income annuity pays increased benefits to the retiree until Social Security benefits begin at age 62 and reduces the benefit after age 62 so that the total of the retirement benefit and Social Security benefits is approximately equal before and after age 62.

- *U.S. Non-Qualified Pension Plan*

We have also established a U.S. Non-Qualified Pension Plan that provides employees with a "mirror" pension benefit under a non-qualified retirement plan for benefits limited under the U.S. Pension Plan for (1) limitations due to the IRS maximum annual pension benefit limit, (2) earnings that exceed the Internal Revenue Service limitations on earnings eligible for the tax-qualified Pension Plan, and (3) deferred compensation not included in the pensionable earnings definition in the U.S. Pension Plan. The normal form of payment for the Non-Qualified Pension Plan is a lump sum distribution. In addition, a participant may elect to receive his benefit in monthly installments payable over five years. The actuarial equivalence assumption for interest rates is based on the lesser of the 30-year Treasury Rate in effect for October of the year prior to termination and 6 percent. Distributions will be made upon separation from service. Distributions for "key employees" as defined by the Internal Revenue Code will be paid no sooner than six months after separation from service. All of the named executive officers are key employees. The distribution election may not be changed within 12 months of termination or retirement.

- *Norwegian Pension Program*

The Norwegian Pension Program is designed to provide Norwegian employees with a targeted total pension payment of 65 percent of final salary based on 30 years of service. Service is reduced proportionately when less than 30 years. This pension payment is offset by any state or government provided social security benefits. The salary included in the benefit calculation is limited to 12 times the National Insurance Base Amount, which is $11,712 (NOK 72,881), effective May 1, 2009 through the end of 2009. The amount in U.S. dollars is based on an average currency exchange rate at month end over the full year. Normal retirement age for Norwegian employees is age 67. Pension payments are payable at normal retirement, disability or pre-retirement death in the form of an individual life annuity.

- *Norwegian Supplementary Program*

In addition, our pension plan in Norway, effective January 1, 2008, provides benefits above the salary limit. This supplemental plan provides a pension payment of 49 percent of final salary in excess of 12 times the Base Amount based on 30 years of service. Years of credited service for a Norwegian employee under the supplemental plan is calculated from the later of date of commencement of employment and January 1, 2007. For service less than 30 years, the pension payment is reduced proportionately. Normal retirement age for Norway employees is age 67. Benefits are payable at normal retirement, disability or pre-retirement death in the form of individual life annuities.

Non-Qualified Deferred Compensation Table

Pursuant to our U.S. Non-Qualified Savings Plan, certain of our employees, including our named executive officers (excluding Mr. Halvorsen), may defer up to 100 percent of base pay and annual non-equity incentive bonuses after exceeding IRS limits on contributions to the U.S. Qualified Savings Plan. Mr. Halvorsen is eligible to participate in the International Savings Plan and may defer up to 75 percent of base pay and annual non-equity incentive compensation. For the U.S. Non-Qualified Savings Plan, deferral elections are made by eligible employees in November or December of each year for amounts earned (or granted with regard to incentive compensation awards) in the following year. The investment options are publicly available mutual funds and our Common Stock. Our matching contribution will be made in the same investment allocations that the participant selects for his contributions to the plan. In addition, the named executive officers who participate in the U.S. Non-Qualified Savings Plan may elect to defer all or any portion of their base pay and annual non-equity incentive bonus payments for the current year under the U.S. Non-Qualified Savings Plan, and the deferred amounts will be deemed as being invested in any funds available under the U.S. Non-Qualified Savings Plan. Participants in the International Savings Plan can change their deferral elections throughout the year.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($) (2)(3)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(4)
Peter D. Kinnear	$45,000	$ 2,250	$957,062	$0	$2,237,318
William H. Schumann, III	29,469	1,474	330,368	0	1,222,638
John T. Gremp	-	-	187,869	0	676,145
Tore Halvorsen	31,494	31,494	368,030	0	692,824
Robert L. Potter	4,368	218	161,059	0	848,395

(1) All of the executive officers' contributions reported in the Executive Contributions in Last Fiscal Year column are included in salary and non-equity incentive plan compensation reported for the executive officers in the Summary Compensation Table in this Proxy Statement.

(2) All of the contributions made by us for the executive officers reported in the Registrant Contributions in Last Fiscal Year column are included in "All Other Compensation" for the executive officers in the Summary Compensation Table in this Proxy Statement.

(3) The total amount excludes a contribution made on January 15, 2010 attributable to the 2009 plan year.
(4) The Portion of the Aggregate Balance at Last Fiscal year End reported in the Summary Compensation Table appearing in our proxy statement for fiscal years prior to the year ending December 31, 2009 for the following named executive officers were: Mr. Kinnear, $639,579; Mr. Schumann, $581,942; Mr. Gremp, $212,686, Mr. Halvorsen, $56,904 and Mr. Potter, $57,640.

Potential Payments Upon Termination

The compensation benefits payable to each of the named executive officers in the event of a voluntary termination are the same as those available to all other salaried employees in those situations. Our named executive officers receive additional compensation benefits either in the event of their death or disability, retirement or involuntary not-for-cause termination discussed in this section, or, alternatively, in the event of a change in control, discussed in the following section "Potential Payments Upon Change in Control". Termination payments and change in control payments are mutually exclusive and our named executive officers are not entitled to receive both forms of payment.

Payments in the Event of Death, Disability or Retirement

In the event of the death or disability of a named executive officer during active employment with us, all outstanding equity awards vest on the first business day following death or disability. This same death or disability benefit exists for any of our employees who hold an unvested equity award at the time of their death or disability. In the event of a named executive officer's retirement after reaching the age of 62, all outstanding equity awards are retained and vest in accordance with their pre-retirement normal vesting schedule. All outstanding equity awards are forfeited in the event of retirement prior to reaching the age of 62. Since none of the named executive officers except Mr. Kinnear are age 62 as of December 31, 2009, the equity awards of all named executive officers except Mr. Kinnear would be forfeited in the event of retirement.

The following table shows the value to each of the named executive officers if death or disability, and in the case of Mr. Kinnear, retirement had occurred on December 31, 2009.

Executive Benefits and Payments in the Event of Death or Disability on December 31, 2009

	Long-Term Incentive Compensation ($)			
Name	Performance-Based Restricted Stock[1]	Stock Options/SARs	Restricted Stock Unvested and Accelerated[1]	Total
Peter D. Kinnear	$20,116,344	$0	$8,297,594	$28,413,938
William H. Schumann, III	5,954,867	0	2,463,414	8,418,281
John T. Gremp	4,923,798	0	2,054,400	6,978,198
Tore Halvorsen	4,401,543	0	1,839,271	6,240,814
Robert L. Potter	3,889,853	0	1,621,199	5,511,052

(1) A portion of the total value of the restricted stock shown above, resulting from accelerated vesting upon death or disability on December 31, 2009, would have vested without accelerating on January 4, 2010, the awards' normal vesting date, pursuant to the terms of those awards which were granted on February 20, 2007. The portion of the value is:

Mr. Kinnear	11,724,922
Mr. Schumann	3,213,984
Mr. Gremp	2,932,601
Mr. Halvorsen	2,585,439
Mr. Potter	2,311,364

Payments Made in an Involuntary Termination

Named executive officers will receive payments pursuant to our executive severance plan described in "Compensation Discussion and Analysis—Severance Benefit" above in the event their employment is terminated by us for reasons other than cause or a change in control. This plan provides certain enhanced benefits in addition to those provided under our general severance plan for all non-union employees. These include:

- a severance payment equal to 15 months of base pay and target annual non-equity incentive bonus;
- pro rata payment of annual non-equity incentive plan compensation, subject to the actual attainment of performance goals, as approved, for purposes of Section 162(m) of the U.S. Internal Revenue Code, by the Compensation Committee;
- continuing medical and dental benefits for the executive, their spouse and dependents for the severance period of 15 months at employee premiums;
- outplacement assistance;
- financial planning and tax preparation assistance for last calendar year of employment; and
- In the event of an involuntary termination, the treatment of an executive officer's outstanding equity awards is at the discretion of our Chief Executive Officer and the Compensation Committee and is subject to the attainment of performance goals, if any, approved by the Compensation Committee for executive's compensation subject to Section 162(m) of the U.S. Internal Revenue Code.

Benefits under the executive severance plan are contingent upon continuing compliance by the terminated executive with non-disclosure, non-compete and non-solicitation covenants.

The amounts shown in the table below are calculated using the assumption that an involuntary not-for-cause termination was effective as of December 31, 2009, and as a result are based on amounts earned through such time and are only estimates of amounts which would be paid out to the named executive officers in the event of such a termination. The actual amounts that would be paid out if such a termination were to occur can only be determined at the time of such executive officer's actual termination.

Executive Benefits and Payments for Involuntary Termination Occurring on December 31, 2009

	Peter D. Kinnear	William H. Schumann, III	John T. Gremp	Tore Halvorsen	Robert L. Potter
Compensation ($)					
Severance Payment	$2,250,000	$1,188,818	$1,059,287	$930,394	$900,021
Pro-Rated Target Annual Non-Equity Incentive Compensation[(1)]	1,265,400	497,204	490,612	412,260	399,201
Benefits and Perquisites ($)					
Medical and Dental Benefit[(2)]	7,931	11,322	11,322	0	7,931
Financial Planning and Tax Preparation Assistance	12,316	19,223	14,143	12,200	12,230
Outplacement Services	135,000	89,161	74,773	67,665	65,522
Total ($):	$3,670,647	$1,805,728	$1,650,137	$1,422,519	$1,385,805

(1) Assumes a BPI rating of 1.58, as determined by the Board of Directors at its February 2010 meeting, and an API rating of 1.0.
(2) Assumes no change in coverage by such named executive officer for medical and dental benefits.

In the event of an involuntary termination, the treatment of an executive officer's outstanding equity awards is at the discretion of our Chief Executive Officer and the Compensation Committee. An executive officer may be permitted to retain all or a portion of these awards subject to their existing vesting schedule. For the valuation of these awards at December 31, 2009, see the "Outstanding Equity Awards at Fiscal Year-End Table" in this Proxy Statement.

Potential Payments Upon Change in Control

Payments in the Event of a Change in Control

We have entered into change in control agreements with each of our named executive officers. Pursuant to these agreements, in the event of a qualifying change in control and a qualifying adverse change in employment circumstances, our named executive officers will be entitled to the following benefits:

- three times their annual base pay and three times the greater of the executive's annual target annual non-equity incentive bonus or the average of the actual annual non-equity incentive bonuses paid to the executive in the prior two years;
- a pro rata payment equal to the amount of the executive's annual target non-equity incentive bonus for the year the executive is terminated;
- accrued but unpaid base pay and unused and accrued vacation pay;
- elimination of ownership and retention guidelines and accelerated vesting of any unvested stock options and stock appreciation rights;
- restricted stock awards subject to performance conditions are considered earned and fully payable at the target amount (or 100 percent) of the original grant;
- elimination of all restrictions on transferability and ownership and retention guidelines and accelerated vesting of all restricted stock awards;
- three years additional age and service credit for purposes of benefit determination in the Non-Qualified Pension Plan;
- medical, dental, life, accidental death and dismemberment insurance and long-term disability insurance coverage for eighteen (18) months for the executive and the executive's spouse and dependents, provided the executive continues to pay employee premiums for such insurance coverage then in effect and the Company will make available for purchase by the executive continued health care, life and accidental death and dismemberment, and disability insurance coverage at the same coverage level as in effect as of the date of the change in control;
- reimbursement for the costs of all outplacement services obtained by the executive within two years of the termination date (limited to 15 percent of the executive's base pay on termination); and
- reimbursement for legal fees and other litigation costs incurred in good faith by an executive officer as a result of our refusal to provide severance benefits under the change in control agreement, contesting the enforceability or validity of those agreements or as a result of conflicts in the interpretation of its requirements.

The severance payment is required to be paid in a single lump sum payment no later than 30 days after the date of termination.

Our named executive officers have been informed that effective March 2011, their agreements will no longer provide for the reimbursement of any excise tax imposed on benefits received under the change in control agreement.

If a named executive officer's employment is terminated due to a disability subsequent to a change in control, the executive will receive base pay through the effective date of termination and any disability benefits payable to the executive under our short and long-term disability programs, but will not be entitled to the severance benefits under the change in control agreement. The named executive officer's disability benefits will be the same as are available to all other employees under our disability benefit plans.

If a named executive officer's employment is terminated due to death subsequent to a change in control, the benefits paid to the executive's estate will be determined under our retirement, survivor's benefits, insurance and other programs, but the executive officer's estate will not be entitled to severance benefits under the change in control agreement.

Executive officers are not obligated to seek other employment in mitigation of amounts payable under the change in control agreements, and their subsequent re-employment will not impact our obligation to make the severance payments provided for under the change in control agreements.

Executive officers receiving severance benefits under the change in control agreements are not entitled to receive additional severance benefits under our general executive severance plan described above under "Payments Made in an Involuntary Termination" and in "Compensation Discussion and Analysis—Severance Benefit."

Under our change in control agreements, our named executive officers would be entitled to payments and other benefits upon the occurrence of any of the following "change in control" events, provided a "qualifying termination" occurs:

- A *"change in ownership"* of the Company occurs on the date that any one person, or more than one person acting as a group (as described below), acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company. However, if any one person or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons is not considered to cause a change in ownership of the Company (or to cause a change in effective control of the Company). An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property will be treated as an acquisition of stock. This applies only when there is a transfer of stock of the Company (or issuance of stock of the Company) and stock in the Company remains outstanding after the transaction.
- Persons are not considered to be "persons acting as a group" solely because they (i) purchase or own stock of the same corporation at the same time, or as a result of the same public offering, or (ii) purchase assets of the same corporation at the same time. However, persons are considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock or assets, or similar business transaction with the Company. If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock or assets, or similar transaction, such shareholder is considered to be acting as a group with other shareholders in a corporation only with respect to the ownership in that corporation prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.

- A *"change in effective control"* of the Company occurs on the date that either (i) any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 30 percent or more of the total voting power of the stock of the Company; or (ii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election.

  A change in effective control will have occurred only if the named executive officer is employed by the Company upon the date of the change in effective control or the Company is liable for the payment of the benefits hereunder and no other corporation is a majority shareholder of the Company. Further, in the absence of an event described in (i) or (ii) of the preceding paragraph, a change in effective control of the Company will not have occurred.

  If any one person, or more than one person acting as a group, is considered to effectively control the Company, the acquisition of additional control of the Company by the same person or persons is not considered to cause a change in effective control of the Company (or to cause a change in ownership of the Company).

- A *"change in ownership of a substantial portion of the assets"* of the Company occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

A "qualifying termination" includes (a) an involuntary termination of the named executive officer's employment by us for reasons other than "cause," disability or death within 24 months of the change in control, (b) a voluntary termination by the named executive officer for "good reason" within 24 months of the change in control or (c) a breach or any successor breaches any of the provisions of the change in control agreement.

Under the change in control agreements, a named executive officer will be considered terminated for "cause" for:

- willful and continued failure to substantially perform the executive officer's employment duties in any material respect (other than any such failure resulting from physical or mental incapacity or occurring after an executive officer has provided notification to us of a voluntary termination for a "good reason") after proper written notification has been provided to the executive officer and the executive officer fails to resume substantial performance of the named executive officer's duties on a continuous basis within 30 days of receipt of such notice;

- willfully engaging in conduct which is demonstrably and materially injurious to the Company or an affiliate; or

- conviction for, or pleading guilty or not contesting, a felony charge under federal or state law.

A named executive officer's voluntary termination will be considered to be for "good reason" for purposes of the change in control agreements if, without the executive's express written consent, any one or more of the following events occurs:

- assignment to duties materially inconsistent with the executive officer's authorities, duties, responsibilities, and status (including, without limitation, offices, titles and reporting requirements) as our employee, or a reduction or alteration in the nature or status of the executive's authorities, duties, or responsibilities from the greatest of (i) those in effect on the effective date of the change in control agreement; (ii) those in effect during the fiscal year immediately preceding the year of the change in control; and (iii) those in effect immediately preceding the change in control;
- requiring the executive officer to be based at a location which is at least 50 miles further from the executive's then current primary residence than is such residence from the office where the executive is located at the time of the change in control, except for required travel on our business to an extent substantially consistent with the executive officer's business obligations as of the effective date of such executive's change in control agreement or as the same may have been subsequently changed prior to a change in control;
- a material reduction of the executive officer's base pay as in effect on the effective date of the change in control agreement or as the same may have been subsequently increased;
- a material reduction in the executive officer's level of participation in any of our short-term and/or long-term incentive compensation plans, employee benefit or retirement plans, policies, practices, or arrangements in which the executive officer participates from the greatest of the levels in place: (i) on the effective date of the change in control agreement; (ii) during the fiscal year immediately preceding the fiscal year of the change in control; and (iii) on the date immediately preceding the date of the change in control;
- our failure to obtain a satisfactory agreement from any successor to assume our obligations under the change in control agreement; or
- any termination of the executive officer's employment that is not effected pursuant to a written notice of termination satisfying the requirements for such a notice under the change in control agreement.

The existence of "good reason" for a voluntary termination is not affected by an executive officer's temporary incapacity due to physical or mental illness not constituting a disability. The executive officer's continued employment does not constitute a waiver of the executive's rights with respect to any circumstance constituting "good reason."

The amounts shown in the table below are calculated using the assumption that a change in control and qualifying termination was effective under the change in control agreements as of December 31, 2009, and as a result are based on amounts earned through such time and are only estimates of the amounts which would be paid out to the named executive officers in the event of such a termination. The actual amounts that would be paid out if such a termination were to occur can only be determined at the time of such executive officer's actual termination. Following a change in control, if a named executive officer is terminated either: (a) by us for "cause", or (b) by the executive officer (other than for retirement, "good reason" or other circumstances that constitute a "qualifying termination"), the benefit under the executive's change in control agreement will not apply, and we will pay the executive an amount equal to the executive's accrued and unpaid base pay, accrued and unused vacation and any other amounts the executive is entitled to receive under pension and other benefit plans.

Executive Benefits and Payments for Change in Control Termination Occurring on December 31, 2009

	Peter D. Kinnear	William H. Schumann, III	John T. Gremp	Tore Halvorsen	Robert L. Potter
Compensation					
Base pay Multiple	$2,700,000	$1,783,227	$1,495,464	$1,353,300	$1,310,430
Annual Non-Equity Incentive Compensation	4,168,481	1,628,409	1,567,283	1,326,539	1,281,705
Pro-Rated Annual Target Incentive Compensation	900,000	353,630	348,942	293,215	283,927
Long-Term Incentive Compensation					
Performance-Based Restricted Stock	20,116,344	5,954,867	4,923,798	4,401,543	3,889,853
Stock Options/SARs					
Unvested and Accelerated(1)	0	0	0	0	0
Restricted Stock(1)					
Unvested and Accelerated	8,297,594	2,463,414	2,054,400	1,839,271	1,621,199
Benefits and Perquisites					
Service Credit for the Non-Qualified Pension Plan(2)	970,434	1,151,363	1,014,831	126,270	943,274
Medical, Dental, Life Insurance and Disability Benefits(3)	15,142	16,313	16,048	0	11,596
Outplacement Services	135,000	89,161	74,773	67,665	65,522
280G Tax Gross-up	4,977,793	0	0	0	0
Total	$42,280,788	$13,440,384	$11,495,539	$9,407,803	$9,407,506

(1) A portion of the total value of the restricted stock shown above resulting from accelerated vesting upon a change in control taking place on December 31, 2009 would have vested without accelerating on January 4, 2010, the awards' normal vesting date, pursuant to the terms of those awards which were granted on February 20, 2007. That portion of the value is: Mr. Kinnear, $11,724,922; Mr. Schumann, $3,213,984; Mr. Gremp, $2,932,601; Mr. Halvorsen, $2,585,439; and Mr. Potter, $2,311,364.

(2) The amount representing the value of additional years of age and service credit for the U.S. Non-Qualified Pension Plan is based on the assumptions of a lump sum payment calculated as the present value of benefits immediately payable on December 31, 2009, reduced by the U.S. Non-Qualified Pension Plan's early retirement factor using the named executive officer's age at December 31, 2009, plus the three years of additional credited service granted under the change in control agreement.

(3) Assumes no change in current premium cost paid for such named executive officer's medical, dental, life insurance and disability benefits.

Proposal to Ratify the Appointment of KPMG LLP (Item 2 on the Proxy Card)

What am I voting on?

You are voting on a proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2010. The Audit Committee has appointed KPMG LLP to serve as independent registered public accounting firm.

What services does the independent registered public accounting firm provide?

Audit services of KPMG LLP for fiscal year 2009 included an audit of our consolidated financial statements, an audit of the effectiveness of the Company's internal control over financial reporting, and services related to periodic filings made with the SEC. Additionally, KPMG LLP provided certain other services as described in the response to the next question. In connection with the audit of the 2009 financial statements, we entered into an engagement agreement with KPMG that sets forth the terms by which KPMG will perform audit services for us. That agreement is subject to alternative dispute resolution procedures.

How much was the independent registered public accounting firm paid for 2009 and 2008?

KPMG's fees for professional services totaled $4.353 million for 2009 and $6.945 million for 2008. KPMG's fees for professional services included the following:

• *Audit Services* — fees for audit services, which relate to the annual integrated audit of our consolidated financial statements, foreign statutory audits and reviews of interim financial statements in our Quarterly Reports on Form 10-Q were $4.009 million for 2009 and $6.791 million for 2008. The Audit Fees for 2008 and 2009 also include a carve-out audit for our spin-off of FMC FoodTech and Airport Systems.

• *Audit-Related Services* — fees for audit-related services, which primarily consisted of consultation on financial reporting standards, were $36 thousand for 2009 and $6 thousand for 2008.

• *Tax Services* — fees for tax services, consisting of tax compliance services and tax planning and consultation with respect to various corporate tax matters, were $298 thousand for 2009 and $141 thousand for 2008.

• *Other Services* — Fees for other services, including fees for services of expatriates and miscellaneous services, were negligible in 2009 and 2008.

The Audit Committee considered the effect of KPMG LLP's non-audit services in assessing the independence of such accountants and concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The Audit Committee reviews all relationships between KPMG LLP and us, including the provision of non-audit services, which may relate to the auditor's independence. The Audit Committee's approval is required prior to retaining KPMG LLP for any permitted non-audit services and for the fees payable for such services. The fees for all of the services summarized above not constituting Audit Fees were pre-approved by the Audit Committee in 2008 and 2009.

Will a representative of KPMG LLP be present at the meeting?

Yes, we have been advised that one or more representatives of KPMG LLP will be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions from the stockholders.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal. If the appointment of KPMG LLP is not ratified, the Audit Committee will reconsider the appointment.

What does the Board recommend?

THE AUDIT COMMITTEE RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR 2010.

Stockholder Proposal: Majority Voting (Item 3 on the Proxy Card)

What am I voting on?

You are voting on a proposal submitted on behalf of the United Brotherhood of Carpenters Pension Fund ("UBC"), 101 Constitution Ave., N.W., Washington, D.C. 20001. The text of the resolution and the supporting statement of the UBC is printed below verbatim from its submission.

What is the Proposal?

The shareholders of FMC Technologies, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement:

In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett Packard, Morgan Stanley, Home Depot, Gannett, Marathon Oil, and Pfizer, have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" voted than "for" votes. At the time of this proposal submission, the Company and its Board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful

majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

What does the Board recommend?

THE BOARD RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Corporate Governance Committee and the Board believe the change suggested by this proposal would not be in the best interest of the shareholders.

FMC Technologies believes that adherence to sound corporate governance policies and practices is important in ensuring that FMC Technologies is governed and managed with the highest standards of responsibility, ethics and integrity and in the best interests of its stockholders. FMC Technologies currently elects its directors by a plurality standard, meaning that the nominees who receive the most affirmative votes are elected to the board. This method of voting, which is permissible under Delaware corporate law, has served FMC Technologies well for many years. In fact, in no instance can it be found that plurality voting prevented FMC Technologies stockholders from either electing the directors they wanted to elect or otherwise expressing their dissatisfaction with any particular director or the board as a whole.

No director elected in FMC Technologies' nine year history as a public company has received less than 82 percent favorable votes. Consequently, this proposal would have had no effect whatsoever on any FMC Technologies board election to date. Even without this proposal, FMC Technologies stockholders have been highly successful in electing responsible, objective directors who consistently protect the best interests of the stockholders.

The Board of Directors maintains a Nominating and Governance Committee that is comprised entirely of independent directors. As described under "Nominating and Governance Committee," the Nominating and Governance Committee maintains and applies a robust set of criteria in selecting candidates for election to the board and considers candidates recommended by stockholders in the same manner as other candidates. Consequently, adoption of the United Brotherhood of Carpenters and Joiners of America's proposal is not necessary in order to compel or encourage the board to consider stockholder interests and desires.

For these reasons, the Board of Directors strongly urges FMC Technologies stockholders to vote AGAINST the UBC's proposal to require majority voting for the election of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

We have undertaken responsibility for preparing and filing the stock ownership forms required under Section 16(a) of the Securities Exchange Act of 1934 on behalf of our officers and directors. Based on a review of forms filed and information provided by officers and directors to us, we believe that all Section 16(a) reporting requirements were fully met during 2009.

Audit Committee Report

The Audit Committee Report that follows shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate this Report by specific reference.

The Audit Committee of the Board of Directors has:

- Reviewed and discussed with management and KPMG LLP, FMC Technologies' independent public accountant, the audited financial statements for the year ended December 31, 2009, and KPMG's evaluation of the Company's internal control over financial reporting;
- Discussed with KPMG LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T; and
- Received the written disclosures and the letter from KPMG LLP required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and discussed with KPMG its independence from the Company.

In reliance upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009.

The preceding report has been furnished by the following members of the Audit Committee:

Edward J. Mooney (Chair)
C. Maury Devine
Claire S. Farley
Thomas M. Hamilton
James M. Ringler

Code of Ethics

Our Code of Business Conduct and Ethics, which is applicable to all of our employees, officers and directors, may be found in the Corporate Governance section of our website under *About Us* at www.fmctechnologies.com and is also available without charge in print to our stockholders upon request. A request should be directed to our principal executive offices at 1803 Gears Road, Houston, Texas 77067, Attention: Vice President, General Counsel and Secretary. We have established a hotline for employees to report violations of the ethics policy or complaints regarding accounting and auditing practices on an anonymous basis. Reports of possible violations of financial or accounting policies made to the hotline are directed to our Director of Internal Audit and the chair of the Audit Committee.

Proposals for the 2011 Annual Meeting of Stockholders

Stockholders may make proposals to be considered at the 2011 Annual Meeting. To be included in the proxy statement and form of proxy for the 2011 Annual Meeting, stockholder proposals must be received not later than December 2, 2010, at our principal executive offices, 1803 Gears Road, Houston, Texas 77067, Attention: Vice President, General Counsel and Secretary.

To properly bring other business before the Annual Meeting, a stockholder must deliver written notice thereof, setting forth the information specified in our By-laws, to the Corporate Secretary at our principal executive offices not later than the 90th day, nor earlier than the 120th day, prior to the first anniversary of the preceding year's Annual Meeting; provided, however, that such other business must otherwise be a proper matter for stockholder action. In the event that the date of the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, however, a stockholder must deliver notice not earlier than the 120th day prior to such Annual Meeting and not later than the latter of (a) the 90th day prior to such Annual Meeting and (b) the 10th day following the day on which we first make public announcement of the date of such meeting. To properly bring business before the 2011 Annual Meeting, we must receive notice at our principal executive offices no later than February 7, 2011. A copy of the full text of the By-Law provisions discussed above may be obtained by writing to the Vice President, General Counsel and Secretary, FMC Technologies, Inc., 1803 Gears Road, Houston, Texas 77067.

Stockholders Sharing an Address

In accordance with notices sent to *beneficial owners* of our Common Stock sharing a single address, we are sending only one FMC Technologies Annual Report and Proxy Statement to that address unless we receive contrary instructions from any beneficial owner at that address. This "house-holding" practice reduces our printing and postage costs. However, if a beneficial owner at such an address wishes to receive separate Annual Reports or Proxy Statements this year or in the future, he or she may contact the bank, broker or other nominee that is the holder of record of that beneficial owner's shares of Common Stock. If you and other *stockholders of record* with whom you share an address and last name are receiving multiple copies, you may also request house-holding by contacting Broadridge, by mail at House-holding Department, 51 Mercedes Way, Edgewood, New York 11717, or by telephone at (800) 542-1061.

Expenses Relating to this Proxy Solicitation

We will pay all expenses relating to this proxy solicitation. In addition to this solicitation by mail, our officers, directors, and employees may solicit proxies by telephone or personal call without extra compensation for that activity. In accordance with the rules of the Securities and Exchange Commission and the New York Stock Exchange, we will also reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses in forwarding proxy material to beneficial owners of Common Stock and obtaining the proxies of those owners. We have retained Morrow & Co., LLC, 470 West Ave., Stamford, CT 06902 to assist in the solicitation of proxies. We will pay the cost of such assistance, which is estimated to be $7,000, plus reimbursement for out-of-pocket fees and expenses.

Jeffrey W. Carr
Vice President, General
Counsel and Secretary

FMC Technologies, Inc.

FMC Technologies, Inc.
1803 Gears Road
Houston, Texas 77067

Notice of
Annual Meeting of Stockholders
May 7, 2010
and Proxy Statement

FMC Technologies, Inc.